HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com


10015107

August 25, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Pursuant to the resolution dated August 19, 2009 numbered 09-36/919 - M and the resolution dated August 24, 2009 numbered 09-37/924 - M, it is resolved by Turkish Competition Authority, to hold an inquiry against 8 Turkish banks including T.Garanti Bankası A.Ş. in accordance with the provisions of Law on the Protection of Competition (Law No. 4054) with respect to the claim regarding the collaboration of such banks in the benefits proposed under the business of salary payments by the public institutions and/or companies.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank





Sinem Özonur
Manager
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

September 3, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) *filing number: 82-3636*

The Extraordinary General Shareholders' Meeting of the T.Garanti Bankası A.Ş. Bank was held on September 3, 2009 at 10.00 a.m. at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2, Besiktas-Istanbul and the following agenda was approved.

Accordingly, it is resolved that a cash profit in the amount of TL 275,000,000 of the year 2008 which has been transferred to the Extraordinary Reserve Fund pursuant to "Article 45- Distribution of the Profit" of the Articles of Association of the Bank be distributed, such distribution be completed until September 15, 2009 and the Board of Directors be authorized to determine the timing of the profit distribution.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank



Sinem Özonur
Manager
Investor Relations



Hande Tunaboylu
Vice President
Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

September 3, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

At the Extraordinary General Shareholders' Meeting and the Board of Directors' Meeting of our Bank which both have been held on September 3, 2009, it is resolved that the cash profit distribution be started on September 10, 2009.

CASH DIVIDEND DISTRIBUTIONS					
		Total Dividend Amount (TL)	Dividend per 1TL nominal valued share		DIVIDEND DISTRIBUTION DATE
			Amount (TL)	Percentage of the paid-in capital (%)	
GROSS(*)		275,000,000.00	0.06548	6.54762	September 10, 2009
NET		233,750,000.00	0.05565	5.56548	
(*) Tax deduction at the rate of 15% will be applied to the resident taxpayer real persons and non-resident taxpayer institutions and persons (except who will collect the dividend payment through their permanent offices and representative offices).					

The cash dividend payment amount will be transferred to the accounts of our shareholders whose shares are registered electronically by Turkish Central Registry Agency ("**CRA**"), in T+2 days.

In order to receive the cash dividend of the year 2008, our shareholders who physically have in hand share certificates numbered 17 and 18, are obliged to dematerialize such shares in accordance with the terms and conditions mentioned in the General Letters issued by Capital Market Board of Turkey regarding the application principals of Provisional Article 6 and by CRA dated January 30, 2008 and numbered 294.

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

Furthermore, following the change of the former share certificates numbered 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16 which are physically held by our shareholders and their dematerialization before CRA, the cash dividend payment will be effected against the submission of dividend vouchers for the year 2008.

In order to change such former share certificates and collect the dividend payments, our shareholders should apply in person or through their representatives by producing their identity cards to the Head Office, Subsidiaries and Shareholders Department or any Branch of the Bank. The representatives of legal entites are kindly requested to produce the relevant power of attorney and signature circular.

Resident taxpayer institutions and the institutions who will collect the dividend payment through their permanent offices and representative offices should submit their certificate of residence.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank





Sinem Özonur
Manager
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

October 14, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) *filing number:* 82-3636

Since the external audit agreement executed between Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (KPMG) and the Bank will expire as of the end of 2009 accounting period and the Bank is obliged to apply the rotation of the external audit company as of 2010 accounting period pursuant to the Article 12 and the Temporary Article 2 of the Regulation on Principles and Procedures of External Auditing to Be Carried Out in Banks.

The Board of Directors has resolved on October 14, 2009, that DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (Deloitte Touche) be appointed as external audit company of the Bank and such appointment be submitted for our shareholders' approval at the forthcoming General Assembly Meeting.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank





Sinem Özonur	Hande Tunaboylu
Manager	Vice President
Investor Relations	Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 4, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Garanti Bank has signed a credit agreement with the European Bank for Reconstruction and Development (EBRD) for a facility of EUR 50 million. The facility, which is comprised of 3 tranches, will be onlent to small-sized enterprises. EUR 23.4 million of the facility is funded from EBRD's own sources and has a maturity of 5 year while EUR 14.5 million of the facility is funded by the Netherlands Development Finance Company (FMO) with a maturity of 3 years. EUR 12.1 million of the facility is provided by a group of 6 banks from 4 countries with a maturity of 1 year.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank





Sinem Özonur
Manager
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 9, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Garanti bank has signed a mandate letter in order to authorize 17 banks as co-arrangers for the grant of a dual tranche syndicated loan in the amount US$700 million with a maturity of one year.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank





Sinem Özonur
Manager
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 19, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

On November 19, 2009, our Bank has signed a dual tranche syndicated loan agreement in the amount of $700 million composed of $151.6 million and €365.6 million tranches. In total 35 banks representing 15 countries have been participated in such syndicated loan which will be used for the pre-export financing and its total cost is respectively Libor+%2 and Euribor+%2.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank





Sinem Özonur
Manager
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 19, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed Garanti Bank's consolidated financial statements for the period ended September 30, 2009 prepared in line with the BRSA's (Turkish Banking Regulation and Supervision Agency) directives.

Regards,

Garanti Bank



Sinem Özonur
Manager
Investor Relations



Hande Tunaboylu
Vice President
Investor Relations

Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Nine-Month Period Ended

30 September 2009

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

6 November 2009

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 82 pages.



Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ

We have reviewed the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 30 September 2009 and the related consolidated income statement, statement of cash flows, statement of changes in shareholders' equity for the nine-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

As of the balance sheet date, the accompanying consolidated financial statements include a general reserve amounting to TL 295,000 thousands provided by the Bank management in line with conservatism principle considering the circumstances which may arise from any changes in economy or market conditions, and TL 265,000 thousands of such provision has been recognized as expense in the current period.

Based on our review, except for the effect on the consolidated financial statements of the matter described in the paragraph above, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, the financial position of the Türkiye Garanti Bankası AŞ and its financial affiliates as of 30 September 2009 and the result of its operations and cash flows for the nine-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Articles 37 and 38 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

Istanbul,
6 November 2009

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan

Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Interim Financial Report
as of and for the Nine-Month Period Ended 30 September 2009

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated interim financial report for the nine-month period ended 30 September 2009 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about Parent Bank
2. Consolidated Interim Financial Statements of Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations of Group
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Independent Auditors' Review Report

The consolidated subsidiaries and associates in the scope of this consolidated financial report are the followings:

Subsidiaries
1.Garanti Bank International NV
2.Garanti Finansal Kiralama AŞ
3.Garanti Bank Moscow
4.Garanti Faktoring Hizmetleri AŞ
5.Garanti Emeklilik ve Hayat AŞ
6.Garanti Yatırım Menkul Kıymetler AŞ
7.Garanti Portföy Yönetimi AŞ
8.Garanti Financial Services Plc
9.Garanti Fund Management Co Ltd

Associates
1.Eureko Sigorta AŞ

Special Purpose Entities
1.Garanti Diversified Payment Rights Finance Company
2.T2 Capital Finance Company

The consolidated financial statements for the nine-month period and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of Turkish Lira (TL).

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Des O'Shea**	**S. Ergun Özen**	**Aydın Şenel**	**Aylin Aktürk**
Board of Directors Chairman	Audit Committee Member	Audit Committee Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (TL))

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 737 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during period and information on its risk group

As of 30 September 2009, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) Group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of the Bank at a nominal value of TL 97,650 thousands each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Doğuş Group that was established in 1951 initially for investments in construction sector, operates in seven sectors namely financial services, automotive, construction, real estate, tourism, media and energy with more than 70 companies and approximately 20 thousands employees.

The major worldwide joint ventures of the Group are; General Electric in finance and real estate, Volkswagen AG and TÜVSÜD in automotive, French Alstom and Japan Marubeni in construction, CNBC in media and Starwood Hotels & Resorts, Worldwide Inc., HMS International Hotel GmbH (Maritim) and Aldania GmbH in tourism.

The major investments of the Group in financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its four major business lines providing services through their own business units with more than 300 thousand employees. These four business lines are;

GE Technology Infrastructure
GE Energy Infrastructure
GE Capital Finance
NBC Universal

(Thousands of New Turkish Lira (TL))

GE Global Banking that operates under GE Capital Finance, one of GE's major business lines extends loans to consumers, retailers and car vendors in 26 countries. GE Global Banking provides variety of financial products to customers such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation.

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	19 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	27 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	21 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	35 years
Denis Arthur Hall	Member	08.10.2008	College	25 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	32 years
Dmitri Lysander Stockton	Member	22.12.2005	University	18 years
Xavier Pascal Durand	Member	02.04.2009	Master	9 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	22 years

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	22 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	31 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	24 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	17 years
Ali Temel	EVP-Loans	21.10.1999	University	19 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	15 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	27 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	24 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	18 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	17 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	24 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	28 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	14 years
Avni Aydın Düren	EVP-Legal Services	15.01.2009	Master	15 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (TL))

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,119,800	26.6619%	1,119,800	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Balance Sheet

At 30 September 2009

	ASSETS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 30 September 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	5.1.1	**5,272,103**	**3,012,506**	**8,284,609**	**2,575,060**	**2,974,970**	**5,550,030**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	5.1.2	**820,545**	**447,902**	**1,268,447**	**659,366**	**614,557**	**1,273,923**
2.1	Financial assets held for trading		820,545	447,902	1,268,447	659,366	614,557	1,273,923
2.1.1	Government securities		189,889	10,284	200,173	123,957	15,599	139,556
2.1.2	Equity securities		15,124	763	15,887	13,642	14	13,656
2.1.3	Derivative financial assets held for trading		605,922	279,246	885,168	512,567	230,668	743,235
2.1.4	Other securities		9,610	157,609	167,219	9,200	368,276	377,476
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Loans		-	-	-	-	-	-
2.2.4	Other securities		-	-	-	-	-	-
III.	**BANKS**	5.1.3	**2,661,005**	**6,475,841**	**9,136,846**	**1,713,868**	**5,336,354**	**7,050,222**
IV.	**INTERBANK MONEY MARKETS**		**30,117**	-	**30,117**	**40,552**	-	**40,552**
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		30,117	-	30,117	40,552	-	40,552
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	5.1.4	**21,812,387**	**4,198,893**	**26,011,280**	**15,031,030**	**3,296,591**	**18,327,621**
5.1	Equity securities		20,813	60,750	81,563	17,464	44,989	62,453
5.2	Government securities		21,524,660	1,242,385	22,767,045	14,714,792	1,045,877	15,760,669
5.3	Other securities		266,914	2,895,758	3,162,672	298,774	2,205,725	2,504,499
VI.	**LOANS**	5.1.5	**29,656,979**	**23,767,605**	**53,424,584**	**28,086,979**	**24,662,721**	**52,749,700**
6.1	Loans		29,266,965	23,762,993	53,029,958	27,636,833	24,662,721	52,299,554
6.1.1	Loans to bank's risk group	5.7	103,130	152,244	255,374	48,308	201,823	250,131
6.1.2	Government securities	5.7	-	-	-	-	-	-
6.1.3	Other		29,163,835	23,610,749	52,774,584	27,588,525	24,460,898	52,049,423
6.2	Loans under follow-up		2,114,449	51,143	2,165,592	1,239,739	25,085	1,264,824
6.3	Specific provisions (-)		1,724,435	46,531	1,770,966	789,593	25,085	814,678
VII.	**FACTORING RECEIVABLES**	5.1.6	**545,966**	**223,241**	**769,207**	**405,992**	**245,807**	**651,799**
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	5.1.7	**5,818,153**	**1,444,232**	**7,262,385**	**6,086,566**	**1,697,815**	**7,784,381**
8.1	Government securities		5,818,153	1,405,523	7,223,676	6,086,566	1,658,021	7,744,587
8.2	Other securities		-	38,709	38,709	-	39,794	39,794
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	5.1.8	**63,839**	-	**63,839**	**57,074**	-	**57,074**
9.1	Associates consolidated under equity accounting		47,121	-	47,121	40,342	-	40,342
9.2	Unconsolidated associates		16,718	-	16,718	16,732	-	16,732
9.2.1	Financial investments in associates		14,741	-	14,741	14,755	-	14,755
9.2.2	Non-financial investments in associates		1,977	-	1,977	1,977	-	1,977
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	5.1.9	**22,502**	**682**	**23,184**	**20,780**	**674**	**21,454**
10.1	Unconsolidated financial investments in subsidiaries		419	682	1,101	417	674	1,091
10.2	Unconsolidated non-financial investments in subsidiaries		22,083	-	22,083	20,363	-	20,363
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	5.1.11	**365,421**	**1,372,546**	**1,737,967**	**450,766**	**1,653,231**	**2,103,997**
12.1	Financial lease receivables		447,145	1,569,448	2,016,593	560,173	1,869,013	2,429,186
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		81,724	196,902	278,626	109,407	215,782	325,189
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	5.1.12	-	-	-	-	**69,161**	**69,161**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	-	-	-	69,161	69,161
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	5.1.13	**1,119,064**	**95,218**	**1,214,282**	**1,108,806**	**98,218**	**1,207,024**
XV.	**INTANGIBLE ASSETS (Net)**	5.1.14	**36,931**	**4,932**	**41,863**	**32,456**	**5,023**	**37,479**
15.1	Goodwill		6,388	-	6,388	6,388	-	6,388
15.2	Other intangibles		30,543	4,932	35,475	26,068	5,023	31,091
XVI.	**INVESTMENT PROPERTY (Net)**	5.1.15	-	-	-	-	-	-
XVII.	**TAX ASSET**		**105,852**	**4,328**	**110,180**	**34,877**	**17,777**	**52,654**
17.1	Current tax asset		34,666	3,066	37,732	70	63	133
17.2	Deferred tax asset	5.1.16	71,186	1,262	72,448	34,807	17,714	52,521
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.1.17	**86,712**	-	**86,712**	**81,346**	-	**81,346**
18.1	Asset held for resale		86,712	-	86,712	81,346	-	81,346
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	5.1.18	**1,879,232**	**203,680**	**2,082,912**	**1,823,944**	**156,052**	**1,979,996**
	TOTAL ASSETS		**70,296,808**	**41,251,606**	**111,548,414**	**58,209,462**	**40,828,951**	**99,038,413**

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Balance Sheet

At 30 September 2009

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 30 September 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	5.2.1	**32,014,357**	**32,278,240**	**64,292,597**	**29,119,139**	**28,840,818**	**57,959,957**
1.1	*Deposits from bank's risk group*	5.7	259,816	316,845	576,661	150,823	350,667	501,490
1.2	Other		31,754,541	31,961,395	63,715,936	28,968,316	28,490,151	57,458,467
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	5.2.2	**227,710**	**158,211**	**385,921**	**302,141**	**298,951**	**601,092**
III.	**FUNDS BORROWED**	5.2.3	**3,489,339**	**11,048,149**	**14,537,488**	**2,738,501**	**10,734,878**	**13,473,379**
IV.	**INTERBANK MONEY MARKETS**	5.2.4	**11,988,896**	**212,760**	**12,201,656**	**10,452,524**	**700,656**	**11,153,180**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		11,988,896	212,760	12,201,656	10,452,524	700,656	11,153,180
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**3,511,517**	**105,842**	**3,617,359**	**2,795,404**	**121,233**	**2,916,637**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**		**544,024**	**268,946**	**812,970**	**633,430**	**231,590**	**865,020**
IX.	**FACTORING PAYABLES**	5.2.5	-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	5.2.6	-	**4,906**	**4,906**	-	**4,845**	**4,845**
10.1	Financial lease payables		-	4,906	4,906	-	4,845	4,845
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	5.2.7	-	**3,763**	**3,763**	-	**4,871**	**4,871**
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	3,763	3,763	-	4,871	4,871
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	5.2.8	**1,275,282**	**21,051**	**1,296,333**	**944,756**	**28,510**	**973,266**
12.1	General provisions		429,086	19,492	448,578	409,543	19,256	428,799
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		208,893	-	208,893	198,840	-	198,840
12.4	Insurance technical provisions (Net)		132,136	-	132,136	123,603	-	123,603
12.5	Other provisions		505,167	1,559	506,726	212,770	9,254	222,024
XIII.	**TAX LIABILITY**	5.2.9	**561,808**	**13,277**	**575,085**	**390,131**	**6,746**	**396,877**
13.1	Current tax liability		561,808	209	562,017	387,893	6,746	394,639
13.2	Deferred tax liability		-	13,068	13,068	2,238	-	2,238
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.2.10	-	-	-	-	-	-
14.1	Asset held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	5.2.11	-	**1,018,559**	**1,018,559**	-	**946,709**	**946,709**
XVI.	**SHAREHOLDERS' EQUITY**	5.2.12	**12,705,741**	**96,036**	**12,801,777**	**9,752,345**	**(9,765)**	**9,742,580**
16.1	Paid-in capital		4,200,000	-	4,200,000	4,200,000	-	4,200,000
16.2	Capital reserves		2,652,914	83,106	2,736,020	1,576,741	(18,270)	1,558,471
16.2.1	Share premium		11,880	-	11,880	11,880	-	11,880
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		1,332,243	85,534	1,417,777	257,174	(79,268)	177,906
16.2.4	Revaluation surplus on tangible assets		598,194	-	598,194	597,090	-	597,090
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		1,509	-	1,509	1,509	-	1,509
16.2.8	Hedging reserves (effective portion)		(63,466)	(2,428)	(65,894)	(63,466)	60,998	(2,468)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		3,659,414	12,930	3,672,344	2,061,101	8,505	2,069,606
16.3.1	Legal reserves		374,641	4,641	379,282	280,954	4,097	285,051
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		3,187,603	-	3,187,603	1,681,758	-	1,681,758
16.3.4	Other profit reserves		97,170	8,289	105,459	98,389	4,408	102,797
16.4	Profit or loss		2,147,332	-	2,147,332	1,879,378	-	1,879,378
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		2,147,332	-	2,147,332	1,879,378	-	1,879,378
16.5	Minority interest		46,081	-	46,081	35,125	-	35,125
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**66,318,674**	**45,229,740**	**111,548,414**	**57,128,371**	**41,910,042**	**99,038,413**

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Off-Balance Sheet Items

At 30 September 2009

	OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 30 September 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III			**40,903,137**	**54,073,276**	**94,976,413**	**32,184,579**	**48,697,088**	**80,881,667**
I.	**GUARANTEES AND SURETIES**	5.3.1	***4,564,196***	***10,827,047***	***15,391,243***	***4,228,584***	***10,338,550***	***14,567,134***
1.1.	Letters of guarantee		4,563,677	7,791,097	12,354,774	4,118,306	6,894,220	11,012,526
1.1.1.	Guarantees subject to State Tender Law		-	-	-	238,990	541,707	780,697
1.1.2.	Guarantees given for foreign trade operations		332,869	529,809	862,678	312,563	422,149	734,712
1.1.3.	Other letters of guarantee		4,230,808	7,261,288	11,492,096	3,566,753	5,930,364	9,497,117
1.2.	Bank acceptances		499	155,502	156,001	-	123,807	123,807
1.2.1.	Import letter of acceptance		499	142,768	143,267	-	108,097	108,097
1.2.2.	Other bank acceptances		-	12,734	12,734	-	15,710	15,710
1.3.	Letters of credit		20	2,880,448	2,880,468	278	3,320,523	3,320,801
1.3.1.	*Documentary letters of credit*		-	3	3	-	82	82
1.3.2.	Other letters of credit		20	2,880,445	2,880,465	278	3,320,441	3,320,719
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		-	-	-	110,000	-	110,000
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**		***17,157,969***	***8,196,671***	***25,354,640***	***14,376,973***	***4,743,412***	***19,120,385***
2.1.	Irrevocable commitments		17,157,969	8,196,036	25,354,005	14,376,973	4,742,758	19,119,731
2.1.1.	*Asset purchase and sale commitments*		146,579	1,536,892	1,683,471	153,483	1,418,639	1,572,122
2.1.2.	Deposit purchase and sale commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		4,250	10,146	14,396	812	-	812
2.1.4.	Loan granting commitments		3,128,710	2,451,476	5,580,186	2,787,561	1,853,327	4,640,888
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		2,073,649	2,759,239	4,832,888	-	-	-
2.1.7.	Commitments for cheque payments		1,520,956	-	1,520,956	1,356,288	-	1,356,288
2.1.8.	Tax and fund obligations on export commitments		31,811	-	31,811	25,834	-	25,834
2.1.9.	Commitments for credit card limits		8,987,804	54,848	9,042,652	8,788,785	31,274	8,820,059
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	*Other irrevocable commitments*		1,264,210	1,383,435	2,647,645	1,264,210	1,439,518	2,703,728
2.2.	Revocable commitments		-	635	635	-	654	654
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	635	635	-	654	654
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	5.3.2	**19,180,972**	**35,049,558**	**54,230,530**	**13,579,022**	**33,615,126**	**47,194,148**
3.1.	Derivative financial instruments held for risk managemen		-	1,435	1,435	-	110,523	110,523
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	1,435	1,435	-	110,523	110,523
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		19,180,972	35,048,123	54,229,095	13,579,022	33,504,603	47,083,625
3.2.1.	Forward foreign currency purchases/sales		2,269,011	2,988,801	5,257,812	1,937,437	2,904,909	4,842,346
3.2.1.1.	Forward foreign currency purchases		1,196,589	1,411,385	2,607,974	934,191	1,490,485	2,424,676
3.2.1.2.	*Forward foreign currency sales*		1,072,422	1,577,416	2,649,838	1,003,246	1,414,424	2,417,670
3.2.2.	Currency and interest rate swaps		8,565,136	16,531,248	25,096,384	9,923,766	20,708,428	30,632,194
3.2.2.1.	Currency swaps-purchases		3,339,807	9,183,040	12,522,847	5,472,200	9,895,595	15,367,795
3.2.2.2.	Currency swaps-sales		5,225,329	6,852,061	12,077,390	4,451,566	10,772,760	15,224,326
3.2.2.3.	Interest rate swaps-purchases		-	246,889	246,889	-	18,612	18,612
3.2.2.4.	Interest rate swaps-sales		-	249,258	249,258	-	21,461	21,461
3.2.3.	Currency, interest rate and security options		8,329,842	14,751,652	23,081,494	1,683,016	9,017,177	10,700,193
3.2.3.1.	*Currency call options*		3,984,294	5,595,898	9,580,192	658,260	2,816,859	3,475,119
3.2.3.2.	Currency put options		4,313,353	5,627,124	9,940,477	990,950	2,696,475	3,687,425
3.2.3.3.	Interest rate call options		-	1,815,590	1,815,590	-	1,799,040	1,799,040
3.2.3.4.	Interest rate put options		-	1,713,040	1,713,040	-	1,692,640	1,692,640
3.2.3.5.	Security call options		19,982	-	19,982	33,806	10,642	44,448
3.2.3.6.	Security put options		12,213	-	12,213	-	1,521	1,521
3.2.4.	Currency futures		16,338	26,694	43,032	27,209	33,537	60,746
3.2.4.1.	Currency futures-purchases		16,338	4,750	21,088	24,833	24,967	49,800
3.2.4.2.	Currency futures-sales		-	21,944	21,944	2,376	8,570	10,946
3.2.5.	Interest rate futures		-	9,523	9,523	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	5,860	5,860	-	-	-
3.2.5.2.	Interest rate futures-sales		-	3,663	3,663	-	-	-
3.2.6.	Others		645	740,205	740,850	7,594	840,552	848,146
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**179,091,471**	**118,269,383**	**297,360,854**	**149,828,729**	**108,801,912**	**258,630,641**
IV.	**ITEMS HELD IN CUSTODY**		**48,086,848**	**15,399,871**	**63,486,719**	**38,828,829**	**15,720,224**	**54,549,053**
4.1.	Customers' securities held		25,653,950	3,783,988	29,437,938	18,299,861	3,913,486	22,213,347
4.2.	Investment securities held in custody		15,162,377	804,063	15,966,440	13,804,387	932,508	14,736,895
4.3.	Checks received for collection		5,224,271	834,455	6,058,726	4,869,700	895,721	5,765,421
4.4.	Commercial notes received for collection		1,986,228	1,790,225	3,776,453	1,822,785	1,776,262	3,599,047
4.5.	Other assets received for collection		11,840	7,627,908	7,639,748	9,649	7,665,813	7,675,462
4.6.	Assets received through public offering		-	33,898	33,898	-	25,454	25,454
4.7.	Other items under custody		48,182	525,334	573,516	22,447	510,980	533,427
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**131,004,623**	**102,869,512**	**233,874,135**	**110,999,900**	**93,081,688**	**204,081,588**
5.1.	Securities		545,751	14,243	559,994	77,210	24,354	101,564
5.2.	Guarantee notes		19,307,913	7,009,163	26,317,076	16,424,680	6,927,507	23,352,187
5.3.	Commodities		-	-	-	157	-	157
5.4.	Warranties		-	231,994	231,994	-	335,011	335,011
5.5.	Real estates		25,278,212	23,960,606	49,238,818	19,469,018	20,275,144	39,744,162
5.6.	*Other pledged items*		85,872,577	71,653,072	157,525,649	75,028,665	65,519,224	140,547,889
5.7.	Pledged items-depository		170	434	604	170	448	618
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**219,994,608**	**172,342,659**	**392,337,267**	**182,013,308**	**157,499,000**	**339,512,308**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Income Statement

For the Nine-Month Period Ended 30 September 2009

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)			
			CURRENT PERIOD 1 January 2009- 30 September 2009	PRIOR PERIOD 1 January 2008- 30 September 2008	CURRENT PERIOD 1 July 2009- 30 September 2009	PRIOR PERIOD 1 July 2008- 30 September 2008
I.	**INTEREST INCOME**	5.4.1	**8,369,539**	**7,090,525**	**2,655,688**	**2,537,592**
1.1	Interest income on loans		4,795,689	4,211,667	1,496,284	1,489,659
1.2	Interest income on reserve deposits		122,421	154,037	33,701	55,668
1.3	Interest income on banks		192,052	299,240	55,555	93,877
1.4	Interest income on money market transactions		2,841	4,178	482	2,088
1.5	Interest income on securities portfolio		2,990,464	2,111,078	988,736	793,410
1.5.1	Trading financial assets		22,292	30,030	6,279	10,519
1.5.2	Financial assets valued at fair value through profit or loss		-	-	-	-
1.5.3	Financial assets available-for-sale		2,179,455	1,635,364	742,575	659,187
1.5.4	Investments held-to-maturity		788,717	445,684	239,882	123,704
1.6	Financial lease income		153,135	174,149	48,607	57,429
1.7	Other interest income		112,937	136,176	32,323	45,461
II.	**INTEREST EXPENSE**	5.4.2	**4,531,814**	**4,447,452**	**1,317,090**	**1,637,762**
2.1	Interest on deposits		3,299,362	3,069,828	930,218	1,131,301
2.2	Interest on funds borrowed		619,613	636,367	218,267	211,524
2.3	Interest on money market transactions		609,426	737,822	167,679	294,019
2.4	Interest on securities issued		1,636	1,973	696	587
2.5	Other interest expenses		1,777	1,462	230	331
III.	**NET INTEREST INCOME (I - II)**		**3,837,725**	**2,643,073**	**1,338,598**	**899,830**
IV.	**NET FEES AND COMMISSIONS INCOME**		**1,369,458**	**1,195,284**	**463,663**	**398,939**
4.1	Fees and commissions received		1,702,688	1,517,325	569,058	522,612
4.1.1	Non-cash loans		137,791	96,219	46,665	34,568
4.1.2	Others		1,564,897	1,421,106	522,393	488,044
4.2	Fees and commissions paid		333,230	322,041	105,395	123,673
4.2.1	Non-cash loans		592	257	196	106
4.2.2	Others		332,638	321,784	105,199	123,567
V.	**DIVIDEND INCOME**	5.4.3	**2,741**	**2,520**	**113**	**476**
VI.	**NET TRADING INCOME/LOSSES (Net)**	5.4.4	**820,013**	**122,277**	**99,789**	**6,590**
6.1	Trading account income/losses (Net)		379,325	55,437	69,665	11,295
6.2	Income/losses from derivative financial instruments (Net)		318,624	187,301	(37,537)	235,176
6.3	Foreign exchange gains/losses (Net)		122,064	(120,461)	67,661	(239,881)
VII.	**OTHER OPERATING INCOME**	5.4.5	**225,590**	**351,122**	**65,677**	**60,891**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**6,255,527**	**4,314,276**	**1,967,840**	**1,366,726**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	5.4.6 5.4.7	**1,474,257**	**352,836**	**389,040**	**88,432**
X.	**OTHER OPERATING EXPENSES (-)**		**2,009,615**	**2,081,845**	**686,357**	**668,911**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**2,771,655**	**1,879,595**	**892,443**	**609,383**
XII.	**INCOME RESULTED FROM MERGERS**		-	-	-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		**5,763**	**7,606**	**(468)**	**2,930**
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-	-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	5.4.8	**2,777,418**	**1,887,201**	**891,975**	**612,313**
XVI.	**PROVISION FOR TAXES (±)**	5.4.9	**619,160**	**377,790**	**186,014**	**131,980**
16.1	Current tax charge		658,202	386,858	238,619	131,123
16.2	Deferred tax charge/(credit)		(39,042)	(9,068)	(52,605)	857
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	5.4.10	**2,158,258**	**1,509,411**	**705,961**	**480,333**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-	-	-
18.1	Income from assets held for sale		-	-	-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-	-	-
18.3	Others		-	-	-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-	-	-
19.1	Expenses on assets held for sale		-	-	-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-	-	-
19.3	Others		-	-	-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	5.4.8	-	-	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	5.4.9	-	-	-	-
21.1	Current tax charge		-	-	-	-
21.2	Deferred tax charge/(credit)		-	-	-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	5.4.10	-	-	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	5.4.11	**2,158,258**	**1,509,411**	**705,961**	**480,333**
23.1	Equity holders of the bank		2,147,332	1,501,121	702,816	477,282
23.2	Minority interest		10,926	8,290	3,145	3,051
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**511**	**585**	**167**	**136**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Nine-Month Period Ended 30 September 2009

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF TURKISH LIRA (TL)	
		CURRENT PERIOD 30 September 2009	PRIOR PERIOD 30 September 2008
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	1,534,989	(262,755)
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	(536)	20,429
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	(63,221)	(41,826)
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	-	(9,269)
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	-	-
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	(295,293)	41,060
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	1,175,939	(252,361)
XI.	CURRENT PERIOD PROFIT/LOSSES	2,158,258	1,509,411
1.1	Net changes in fair value of securities (transferred to income statement)	114,463	54,000
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	2,043,795	1,455,411
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	3,334,197	1,257,050

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Changes in Shareholders' Equity
For the Nine-Month Period Ended 30 September 2009

THOUSANDS OF TURKISH LIRA (TL)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Revaluation Surplus on Assets Held for Sale and Assets of Discontinued Operations	Shareholders' Equity before Minority Interest	Minority Interest	Total Shareholders' Equity
PRIOR PERIOD - 30 September 2008																			
I. **Balances at beginning of the period**		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
II. ***Correction made as per TAS 8***		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1. Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2. Effect of changes in accounting policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. **Adjusted balances at beginning of the period (I+II)**		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
Changes during the period																			
IV. **Mergers**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. **Market value changes of securities**		-	-	-	-	-	-	-	-	-	-	(237,465)	-	-	-	-	(237,465)	(10)	(237,475)
VI. **Hedging reserves**		-	-	-	-	-	-	-	-	-	-	-	-	-	(40,876)	-	(40,876)	-	(40,876)
6.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(33,461)	-	(33,461)	-	(33,461)
6.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(7,415)	-	(7,415)	-	(7,415)
VII. **Revaluation surplus on tangible assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. **Revaluation surplus on intangible assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. ***Bonus shares of associates, subsidiaries and joint-ventures***		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. **Translation differences**		-	-	-	-	146	-	-	18,429	-	-	7,415	-	-	-	-	25,990	-	25,990
XI. **Changes resulted from disposal of assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. **Changes resulted from reclassification of assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. **Effect of change in equities of associates on bank's equity**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. **Capital increase**		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880	-	2,111,880
14.1. Cash		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880	-	2,111,880
14.2. Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. **Share issuance**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. **Share cancellation profits**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. **Capital reserves from inflation adjustments to paid-in capital**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII. **Others**		-	-	-	-	-	-	(1,434,233)	-	-	-	-	-	-	-	-	(1,434,233)	-	(1,434,233)
XIX. **Current period net profit/loss**		-	-	-	-	-	-	-	-	1,501,121	-	-	-	-	-	-	1,501,121	8,290	1,509,411
XX. **Profit distribution**		-	-	-	-	115,781	-	1,727,430	3,341	-	(2,413,778)	-	567,226	-	-	-	-	-	-
20.1. Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.2. Transfers to reserves		-	-	-	-	*115,781*	-	*1,727,430*	-	-	*(1,843,211)*	-	-	-	-	-	-	-	-
20.3. Others		-	-	-	-	-	-	-	3,341	-	(570,567)	-	567,226	-	-	-	-	-	-
Balances at end of the period (III+IV+V+.......+XVIII+XIX+XX)		4,200,000	772,554	11,880	-	284,294	-	1,681,758	27,705	1,501,121	-	(40,513)	597,090	1,509	(8,638)	-	9,028,760	31,614	9,060,374
CURRENT PERIOD - 30 September 2009																			
I. **Balances at beginning of the period**		4,200,000	772,554	11,880	-	285,051	-	1,681,758	102,797	-	1,879,378	177,906	597,090	1,509	(2,468)	-	9,707,455	35,125	9,742,580
Changes during the period	5.5																		
II. **Mergers**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. **Market value changes of securities**		-	-	-	-	-	-	-	-	-	-	1,239,871	-	-	-	-	1,239,871	30	1,239,901
IV. **Hedging reserves**		-	-	-	-	-	-	-	-	-	-	-	-	-	(63,426)	-	(63,426)	-	(63,426)
4.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(63,426)	-	(63,426)	-	(63,426)
4.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. **Revaluation surplus on tangible assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. **Revaluation surplus on intangible assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. **Bonus shares of associates, subsidiaries and joint-ventures**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. **Translation differences**		-	-	-	-	122	-	-	(658)	-	-	-	-	-	-	-	(536)	-	(536)
IX. **Changes resulted from disposal of assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. **Changes resulted from reclassification of assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI. **Effect of change in equities of associates on bank's equity**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. **Capital increase**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2. Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. **Share issuance**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. **Share cancellation profits**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. **Capital reserves from inflation adjustments to paid-in capital**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. **Others**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. **Current period net profit/loss**		-	-	-	-	-	-	-	-	2,147,332	-	-	-	-	-	-	2,147,332	10,926	2,158,258
XVIII. **Profit distribution**		-	-	-	-	94,109	-	1,505,845	3,320	-	(1,879,378)	-	1,104	-	-	-	(275,000)	-	(275,000)
18.1. Dividends		-	-	-	-	6,500	-	(281,500)	-	-	-	-	-	-	-	-	(275,000)	-	(275,000)
18.2. Transfers to reserves		-	-	-	-	87,609	-	1,787,345	-	-	(1,874,954)	-	-	-	-	-	-	-	-
18.3. Others		-	-	-	-	-	-	-	3,320	-	(4,424)	-	1,104	-	-	-	-	-	-
Balances at end of the period (I+II+III+.......+XVI+XVII+XVIII)		4,200,000	772,554	11,880	-	379,282	-	3,187,603	105,459	2,147,332	-	1,417,777	598,194	1,509	(65,894)	-	12,755,696	46,081	12,801,777

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Cash Flows
For the Nine-Month Period Ended 30 September 2009

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF TURKISH LIRA (TL) CURRENT PERIOD 30 September 2009	PRIOR PERIOD 30 September 2008
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**	5.6	**3,589,425**	**2,767,270**
1.1.1	Interests received		8,872,205	7,002,228
1.1.2	Interests paid		(4,816,248)	(4,240,016)
1.1.3	Dividend received		2,741	2,520
1.1.4	Fees and commissions received		1,369,458	1,195,284
1.1.5	Other income		503,206	603,252
1.1.6	Collections from previously written-off loans and other receivables		28,107	18,014
1.1.7	Payments to personnel and service suppliers		(1,676,193)	(1,648,495)
1.1.8	Taxes paid		(693,851)	(165,517)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**	5.6	**2,942,316**	**2,846,887**
1.2.1	Net (increase) decrease in financial assets held for trading		142,048	424,058
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(5,045,561)	2,574,087
1.2.4	Net (increase) decrease in loans		(2,280,321)	(10,180,769)
1.2.5	Net (increase) decrease in other assets		574,242	(355,164)
1.2.6	Net increase (decrease) in bank deposits		746,006	(333,279)
1.2.7	Net increase (decrease) in other deposits		5,713,484	9,856,497
1.2.8	Net increase (decrease) in funds borrowed		2,322,713	1,323,823
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		769,705	(462,366)
I.	**Net cash flow from banking operations**	5.6	**6,531,741**	**5,614,157**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**	5.6	**(5,378,670)**	**(4,344,975)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(562)	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	-
2.3	Purchases of tangible assets		(225,695)	(215,908)
2.4	Sales of tangible assets		42,278	128,722
2.5	Cash paid for purchase of financial assets available-for-sale, net		(14,110,166)	(9,061,227)
2.6	Cash obtained from sale of financial assets available-for-sale, net		8,687,697	4,221,447
2.7	Cash paid for purchase of investments held-to-maturity		(927,839)	-
2.8	Cash obtained from sale of investments held-to-maturity (redemption)		1,155,617	581,991
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(275,160)**	**677,581**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	2,111,880
3.4	Dividends paid		(275,000)	-
3.5	Payments for financial leases		(160)	(66)
3.6	Others		-	(1,434,233)
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**122,064**	**(120,461)**
V.	**Net increase/(decrease) in cash and cash equivalents (I+II+III+IV)**	5.6	**999,975**	**1,826,302**
VI.	**Cash and cash equivalents at beginning of period**	5.6	**7,145,989**	**4,293,819**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6	**8,145,964**	**6,120,121**

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of New Turkish Lira (TL))

3 Accounting Policies

3.1 Basis of presentation

As per the Articles 37 and 38 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet is product diversification both on asset and liability sides.

(Thousands of New Turkish Lira (TL))

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates for the parent Bank and with the Central Bank of Turkey's spot purchase rates for domestic financial affiliates, and the differences are recorded as foreign exchange gain or loss in the income statement.

The Bank, as the parent bank, had applied net investment hedge accounting for the exchange rate differences on the net investment risks on its foreign affiliates and its related financial liabilities in foreign currencies in the previous periods. The Bank prospectively discontinued this application as of 1 January 2009 within the framework of TFRIC 16-Comment on Hedges of a Net Investment in a Foreign Operation, published in the Official Gazette dated 8 January 2009, no. 27104. The Bank started to apply fair value hedge accounting as at 1 January 2009 by designating the exchange rate risk of these foreign investments that are recognized under fair value accounting as hedged item, in compliance with " TAS 39 *Financial Instruments: Recognition and Measurement*". Accordingly, the effective portion of the foreign exchange differences is recorded under income statement in the current period.

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 30 September 2009, Türkiye Garanti Bankası Anonim Şirketi and the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik ve Hayat AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS).

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. Following the sale transactions that took place on 21 June 2007, the Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. Eureko Sigorta AŞ is accounted under equity accounting method in the accompanying consolidated financial statements. The head offices of these companies are in Istanbul.

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

(Thousands of New Turkish Lira (TL))

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. The head office of this bank is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This bank's head office is in Moscow. The Bank and Garanti Financial Services Plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Diversified Payment Rights Finance Company and T2 Capital Finance Company are the special purpose entities established for the Bank's securitization and subordinated debt transactions. The Bank or any of its affiliates does not have any shareholding interests in these companies.

Liquidation of the associates and subsidiaries:

The liquidation processes of GFM ve GFS continue.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. There are no embedded derivatives.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of cash flow hedges are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 and 20 August 2008 are for five-year maturity and with fixed real coupon rates of 5% and 6% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

(Thousands of New Turkish Lira (TL))

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations and related borrowings

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed separately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

(Thousands of New Turkish Lira (TL))

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) after 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Liabilities for employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the entities are required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank and its financial affiliates subject to the labour law, reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

(Thousands of New Turkish Lira (TL))

	30 September 2009	31 December 2008
Discount rate	6.26%	6.26%
Interest rate	12.00%	12.00%
Expected rate of salary/limit increase	5.40%	5.40%
Estimated employee turnover rate	6.55%	6.55%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependents will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	30 September 2009	
	Employer	Employee
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

(Thousands of New Turkish Lira (TL))

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the Savings Deposit Insurance Fund, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court regarding this application.

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

The consolidated affiliates do not have retirement benefit plans for their employees. The retirement related benefits of the employees of the consolidated affiliates are subject to the SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

In Turkey, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Tax applications for foreign branches

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next twelve years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The municipality commerce tax, which is set as 3% of the taxable income, can be increased up to 225% by the authorization of the municipalities. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

(Thousands of New Turkish Lira (TL))

Tax applications for foreign financial affiliates

HOLLAND

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for nine years. Tax losses can be carried back to the prior year.

Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

RUSSIA

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 20%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements separately, without any offsetting.

3.18.3 Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 30 September 2009, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

(Thousands of New Turkish Lira (TL))

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Information on the business segments on a consolidated basis is as follows as of 30 September 2009:

Current Period	**Retail Banking**	**Corporate Banking**	**Investment Banking**	**Other**	**Total Operations**
Total Operating Profit	1,909,237	1,896,053	1,830,805	616,691	6,252,786
Other	-	-	-	-	-
Total Operating Profit	**1,909,237**	**1,896,053**	**1,830,805**	**616,691**	**6,252,786**
Net Operating Profit	938,755	1,301,561	1,751,025	(1,216,664)	2,774,677
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	2,741	2,741
Net Operating Profit	**938,755**	**1,301,561**	**1,751,025**	**(1,213,923)**	**2,777,418**
Provision for Taxes	-	-	-	(619,160)	(619,160)
Net Profit	**938,755**	**1,301,561**	**1,751,025**	**(1,833,083)**	**2,158,258**
Segment Assets	17,174,276	36,440,650	47,366,080	10,480,385	111,461,391
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	87,023	87,023
Undistributed Items	-	-	-	-	-
Total Assets	**17,174,276**	**36,440,650**	**47,366,080**	**10,567,408**	**111,548,414**
Segment Liabilities	36,623,564	23,289,389	28,191,523	10,642,161	98,746,637
Shareholders' Equity	-	-	-	12,801,777	12,801,777
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**36,623,564**	**23,289,389**	**28,191,523**	**23,443,938**	**111,548,414**
Other Segment Items					
Capital Expenditure	-	-	-	173,614	173,614
Depreciation Expenses	-	-	-	137,146	137,146
Impairment Losses	-	-	59	1,474,198	1,474,257
Other Non-Cash Income/Expenses	2,593	(89,718)	1,075,929	214,949	1,203,753
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

None.

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 17.31% (unconsolidated capital adequacy ratio: 18.81%) as of 30 September 2009.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

(Thousands of New Turkish Lira (TL))

4.1.2 Consolidated capital adequacy ratio

	Risk Weightings						
	Parent Bank Only						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**21,291,747**	**-**	**2,850,985**	**12,364,294**	**38,361,448**	**360,554**	**13,497**
Cash on Hand	503,985	-	725	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	5,832,484	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	2,726,710	-	2,380,540	-	2,100,315	-	-
Interbank Money Market Placements	30,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,895,857	-	-	-	-	-	-
Loans	2,986,586	-	257,087	12,148,826	33,118,532	360,554	13,497
Loans under Follow-Up (Net)	-	-	-	-	390,014	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,030,656	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	26,805	-	-
Miscellaneous Receivables	71,582	-	-	-	83,588	-	-
Accrued Interest and Income	161,541	-	15,676	215,468	673,819	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	898,035	-	-
Tangible Assets (Net)	-	-	-	-	1,005,181	-	-
Other Assets	52,346	-	196,957	-	65,159	-	-
Off-Balance Sheet Items	**1,645,293**	**-**	**1,102,127**	**773,116**	**9,945,984**	**-**	**-**
Non-Cash Loans and Commitments	1,645,293	-	792,437	773,116	9,857,421	-	-
Derivative Financial Instruments	-	-	309,690	-	88,563	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**22,937,040**	**-**	**3,953,112**	**13,137,410**	**48,307,432**	**360,554**	**13,497**

(Thousands of New Turkish Lira (TL))

	Risk Weightings						
	Consolidated						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**22,084,331**	-	**5,250,131**	**12,891,093**	**43,164,116**	**360,554**	**13,497**
Cash on Hand	523,533	-	725	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	5,832,484	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	3,217,416	-	3,613,863	-	2,268,936	-	-
Interbank Money Market Placements	30,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,895,857	-	-	-	-	-	-
Loans	3,106,082	-	1,369,467	12,407,862	35,642,141	360,554	13,497
Loans under Follow-Up (Net)	-	-	-	-	394,626	-	-
Lease Receivables	18,579	-	35,093	264,315	1,402,685	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,120,202	-	-	-	38,098	-	-
Receivables from Term Sale of Assets	-	-	-	-	26,805	-	-
Miscellaneous Receivables	71,582	-	-	-	1,362,731	-	-
Accrued Interest and Income	156,379	-	34,026	218,916	695,384	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	37,422	-	-
Tangible Assets (Net)	-	-	-	-	1,108,859	-	-
Other Assets	112,217	-	196,957	-	186,429	-	-
Off-Balance Sheet Items	**1,673,421**	-	**1,334,692**	**781,903**	**10,308,374**	-	-
Non-Cash Loans and Commitments	1,673,421	-	944,561	781,903	10,179,532	-	-
Derivative Financial Instruments	-	-	390,131	-	128,842	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**23,757,752**	-	**6,584,823**	**13,672,996**	**53,472,490**	**360,554**	**13,497**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	56,234,584	53,973,934
Value at Market Risk (VaMR)	4,223,400	2,523,750
Value at Operational Risk (VaOR)	7,212,178	5,766,996
Shareholders' Equity	12,727,459	10,047,717
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	18.81%	16.14%

	Consolidated	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	62,193,778	59,687,917
Value at Market Risk (VaMR)	5,678,350	4,120,450
Value at Operational Risk (VaOR)	8,212,044	6,621,287
Shareholders' Equity	13,173,508	10,460,637
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	17.31%	14.85%

(Thousands of New Turkish Lira (TL))

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	4,200,000
Nominal Capital	4,200,000	4,200,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	11,880
Share Cancellation Profits	-	-
Legal Reserves	379,282	285,051
I. Legal Reserve (Turkish Commercial Code 466/1)	349,155	261,424
II. Legal Reserve (Turkish Commercial Code 466/2)	30,127	23,627
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	3,187,603	1,681,758
Reserve Allocated as per the Decision held by the General Assembly	3,187,603	1,681,758
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Other Capital Reserves and Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,147,332	1,879,378
Current Period Profit	2,147,332	1,879,378
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	295,000	52,000
Income on Sale of Investments in Associates, Subsidiaries and Real Estate	596,047	594,943
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Minority Interest	46,043	35,117
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)(*)	135,863	-
Prepaid Expenses (-)(*)	221,370	318,026
Intangible Assets (-)(*)	41,863	37,479
Deferred Tax Asset excess of 10% of Core Capital (-)(*)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Goodwill (Net) (-)	6,388	6,388
Total Core Capital	**11,230,257**	**9,506,293**
SUPPLEMENTARY CAPITAL		
General Provisions	448,578	428,799
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures (Business Partnership)	1,509	1,509
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	920,451	847,545
45% of Securities Value Increase Fund (**)	638,017	36,431
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	638,017	36,431
Minority Interest	38	8
Other Reserves	39,565	100,329
Total Supplementary Capital	**2,049,124**	**1,415,587**
TIER III CAPITAL	-	-
CAPITAL	**13,279,381**	**10,921,880**

(*) According to the "Regulation on Equities of Banks" Temporary Article 1 published in Official Gazette no. 26333 dated 1 November 2006, starting from 1 January 2009 leasehold improvements, prepaid expenses, intangible assets and deferred tax assets above 10% of core capital are directly deducted from core capital.

(**) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if its is negative then the whole amount is considered in the calculation.

(Thousands of New Turkish Lira (TL))

DEDUCTIONS FROM CAPITAL	**105,873**	**461,243**
Unconsolidated Investments in Banks and Financial Institutions	2,480	2,471
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Banks and Financial Institutions' Assets and Liabilities that are not Fully Consolidated but Included Using Equity Accounting	47,121	40,342
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	56,272	62,925
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**13,173,508**	**10,460,637**

4.2 Consolidated credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Consolidated market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank set its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is the highest authority responsible of healthy performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the historical VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

(Thousands of New Turkish Lira (TL))

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developed from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets. Furthermore, interest rate risk is monitored in line with the limits approved by the board of directors.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	301,731
(II) Capital Obligation against Specific Risks - Standard Method	102,631
(III) Capital Obligation against Currency Risk - Standard Method	23,460
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks – Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	26,446
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**454,268**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**5,678,350**

4.3.2 Average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Consolidated operational risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.5 Consolidated currency risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 September 2009, the Bank and its financial affiliates' net 'on balance sheet' foreign currency short position amounts to TL 1,917,896 thousands (31 December 2008: a long position of TL 1,477,585 thousands), net 'off-balance sheet' foreign currency long position amounts to TL 1,487,360 thousands (31 December 2008: a short position of TL 1,692,413 thousands), while net foreign currency short position amounts to TL 430,536 thousands (31 December 2008: TL 214,828 thousands).

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

(Thousands of New Turkish Lira (TL))

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in TL are as follows:

	USD	EUR	Yen (100)	GBP
The Bank's foreign currency purchase rate at balance sheet date	1.4650	2.1413	1.6343	2.3421
Foreign currency rates for the days before balance sheet date;				
Day 1	1.4650	2.1308	1.6234	2.3352
Day 2	1.4650	2.1446	1.6398	2.3269
Day 3	1.4600	2.1450	1.6237	2.3278
Day 4	1.4600	2.1449	1.6247	2.3272
Day 5	1.4650	2.1553	1.6070	2.3578
Last 30-days arithmetical average rate	1.4657	2.1347	1.6054	2.3932

(Thousands of New Turkish Lira (TL))

The Bank's consolidated currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,423,855	1,540,426	298	47,927	3,012,506
Banks	2,996,660	3,383,588	7,648	87,945	6,475,841
Financial Assets at Fair Value through Profit/Loss	108,922	145,965	-	3,505	258,392
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	681,934	3,193,343	-	323,616	4,198,893
Loans (*)	9,196,955	15,812,945	59,601	798,389	25,867,890
Investments in Associates, Subsidiaries and Joint-Ventures	682	-	-	-	682
Investments Held-to-Maturity	43,048	1,401,184	-	-	1,444,232
Derivative Financial Assets Held for Risk Management	-	-	-	-	-
Tangible Assets	79,011	271	-	15,936	95,218
Intangible Assets	4,053	-	-	879	4,932
Other Assets	1,058,676	721,222	5,965	-	1,785,863
Total Assets	**15,593,796**	**26,198,944**	**73,512**	**1,278,197**	**43,144,449**
Liabilities					
Bank Deposits	584,642	1,118,794	15,631	222,379	1,941,446
Foreign Currency Deposits	12,232,638	17,040,826	26,671	796,455	30,096,590
Interbank Money Market Takings	-	153,199	-	59,561	212,760
Other Fundings	4,621,097	7,331,647	8,390	105,574	12,066,708
Securities Issued	-	-	-	-	-
Miscellaneous Payables	52,832	48,604	1,964	2,442	105,842
Derivative Financial Liabilities Held for Risk Management	-	3,763	-	-	3,763
Other Liabilities (**)	185,284	186,333	453	263,166	635,236
Total Liabilities	**17,676,493**	**25,883,166**	**53,109**	**1,449,577**	**45,062,345**
Net 'On Balance Sheet' Position	**(2,082,697)**	**315,778**	**20,403**	**(171,380)**	**(1,917,896)**
Net 'Off-Balance Sheet' Position	**2,050,390**	**(729,739)**	**(94,070)**	**260,779**	**1,487,360**
Derivative Assets	4,985,191	10,749,913	26,019	1,000,716	16,761,839
Derivative Liabilities	(2,934,801)	(11,479,652)	(120,089)	(739,937)	(15,274,479)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**13,266,009**	**28,835,289**	**80,073**	**952,604**	**43,133,975**
Total Liabilities	**17,372,469**	**23,295,370**	**62,438**	**926,113**	**41,656,390**
Net 'On Balance Sheet' Position	**(4,106,460)**	**5,539,919**	**17,635**	**26,491**	**1,477,585**
Net 'Off-Balance Sheet' Position	**4,080,591**	**(5,762,984)**	**(18,450)**	**8,430**	**(1,692,413)**
Derivative Assets	6,394,180	7,466,360	10,038	629,825	14,500,403
Derivative Liabilities	(2,313,589)	(13,229,344)	(28,488)	(621,395)	(16,192,816)
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting TL 2,100,285 thousands included under TL loans in the accompanying balance sheet are presented above under the related foreign currency code.

(**) Other liabilities also include gold deposits of TL 240,204 thousands.

(Thousands of New Turkish Lira (TL))

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 **Interest rate sensitivity of assets, liabilities and off balance sheet items** (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,940,311	-	-	-	-	3,344,298	**8,284,609**
Banks	2,589,665	3,068,582	1,945,818	3,412	-	1,529,369	**9,136,846**
Financial Assets at Fair Value through Profit/Loss	29,944	30,049	202,500	99,923	5,378	900,653	**1,268,447**
Interbank Money Market Placements	30,000	-	-	-	-	117	**30,117**
Financial Assets Available-for-Sale	1,836,247	1,972,895	10,918,889	7,774,229	849,922	2,659,098	**26,011,280**
Loans	15,540,744	12,386,994	11,186,623	9,447,354	3,568,681	1,294,188	**53,424,584**
Investments Held-to-Maturity	927,839	-	1,867,789	3,086,870	1,275,802	104,085	**7,262,385**
Other Assets	207,290	429,785	851,709	764,730	60,764	3,815,868	**6,130,146**
Total Assets	**26,102,040**	**17,888,305**	**26,973,328**	**21,176,518**	**5,760,547**	**13,647,676**	**111,548,414**
Liabilities							
Bank Deposits	1,435,706	66,656	63,100	22,615	-	1,258,052	**2,846,129**
Other Deposits	41,299,066	5,332,028	3,524,263	721,431	5,697	10,563,983	**61,446,468**
Interbank Money Market Takings	9,408,193	2,056,868	548,835	149,999	-	37,761	**12,201,656**
Miscellaneous Payables	-	-	-	-	-	3,617,359	**3,617,359**
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,083,086	4,409,016	4,315,745	521,263	12,505	214,432	**15,556,047**
Other Liabilities	-	-	-	-	-	15,880,755	**15,880,755**
Total Liabilities	**58,226,051**	**11,864,568**	**8,451,943**	**1,415,308**	**18,202**	**31,572,342**	**111,548,414**
On Balance Sheet Long Position	-	**6,023,737**	**18,521,385**	**19,761,210**	**5,742,345**	-	**50,048,677**
On Balance Sheet Short Position	**(32,124,011)**	-	-	-	-	**(17,924,666)**	**(50,048,677)**
Off-Balance Sheet Long Position	**3,517**	**4,127**	**11,584**	-	-	-	**19,228**
Off-Balance Sheet Short Position	**(481)**	**(5,573)**	**(15,669)**	**(1,739)**	-	-	**(23,462)**
Total Position	**(32,120,975)**	**6,022,291**	**18,517,300**	**19,759,471**	**5,742,345**	**(17,924,666)**	**(4,234)**

(Thousands of New Turkish Lira (TL))

Average interest rates on monetary financial instruments (%):

Current Period	**Euro**	**USD**	**Yen**	**TL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	5.80
Banks (*)	0.30-7.49	0.25-7.94	-	8.43-13.57
Financial Assets at Fair Value through Profit/Loss	1.62-4.55	4.59	-	7.64-16.28
Interbank Money Market Placements	-	-	-	8.40
Financial Assets Available-for-Sale	1.07-9.50	0.55-11.88	-	8.11-20.80
Loans	0.50-17.00	0.35-18.02	5.79	7.30-32.00
Investments Held-to-Maturity	9.25-9.50	6.13-11.75	-	11.56-15.10
Liabilities				
Bank Deposits	0.20-7.39	0.47-8.21	-	7.3-19.00
Other Deposits	0.60-8.00	0.70-8.24	0.20	8.66
Interbank Money Market Takings	-	4.84	-	7.68
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	1.00-6.00	2.47-6.00	3.03	8.35-12.87

(*) The interest rates for USD and TL placements at banks are 0.95% and 8.03%, respectively, when the placements with range accrual agreements are excluded.

(Thousands of New Turkish Lira (TL))

4.6.2 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,788,512	-	-	-	-	3,761,518	**5,550,030**
Banks	3,863,217	829,511	1,279,190	17,137	-	1,061,167	**7,050,222**
Financial Assets at Fair Value through Profit/Loss	57,281	8,626	164,468	267,560	9,169	766,819	**1,273,923**
Interbank Money Market Placements	40,000	-	-	-	-	552	**40,552**
Financial Assets Available-for-Sale	978,092	5,575,301	5,219,482	4,649,683	414,690	1,490,373	**18,327,621**
Loans	15,763,183	9,263,744	13,670,626	9,161,077	3,303,206	1,587,864	**52,749,700**
Investments Held-to-Maturity	483,310	2,218,437	191,121	3,254,554	1,336,345	300,614	**7,784,381**
Other Assets	192,315	466,035	889,850	1,057,657	75,856	3,580,271	**6,261,984**
Total Assets	**23,165,910**	**18,361,654**	**21,414,737**	**18,407,668**	**5,139,266**	**12,549,178**	**99,038,413**
Liabilities							
Bank Deposits	1,043,341	37,982	53,825	226,536	-	757,592	**2,119,276**
Other Deposits	39,614,404	4,366,690	2,833,958	785,966	2,560	8,237,103	**55,840,681**
Interbank Money Market Takings	10,135,486	189,213	217,010	549,999	-	61,472	**11,153,180**
Miscellaneous Payables	-	-	-	-	-	2,916,637	**2,916,637**
Securities Issued	-	-	-	-	-	-	**-**
Other Fundings	7,608,866	3,248,241	1,938,078	528,977	785,562	310,364	**14,420,088**
Other Liabilities	-	-	-	-	-	12,588,551	**12,588,551**
Total Liabilities	**58,402,097**	**7,842,126**	**5,042,871**	**2,091,478**	**788,122**	**24,871,719**	**99,038,413**
On Balance Sheet Long Position	**-**	**10,519,528**	**16,371,866**	**16,316,190**	**4,351,144**	**-**	**47,558,728**
On Balance Sheet Short Position	**(35,236,187)**	**-**	**-**	**-**	**-**	**(12,322,541)**	**(47,558,728)**
Off-Balance Sheet Long Position	**3,116**	**2,155**	**6,644**	**-**	**-**	**-**	**11,915**
Off-Balance Sheet Short Position	**(50)**	**(16,701)**	**(44,773)**	**-**	**-**	**-**	**(61,524)**
Total Position	**(35,233,121)**	**10,504,982**	**16,333,737**	**16,316,190**	**4,351,144**	**(12,322,541)**	**(49,609)**

(Thousands of New Turkish Lira (TL))

Average interest rates on monetary financial instruments (%):

Prior Period	**Euro**	**USD**	**Yen**	**TL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	12.00
Banks (*)	1.00-7.60	0.03-6.70	-	2.07-22.85
Financial Assets at Fair Value through Profit/Loss	4.43-6.98	1.78-6.76	-	11.58-20.13
Interbank Money Market Placements	-	-	-	18.88
Financial Assets Available-for-Sale	3.53-9.50	3.03-12.38	-	14.00-21.16
Loans	4.73-17.50	6.83-18.00	5.51	22.58-24.53
Investments Held-to-Maturity	9.25-9.50	6.13-12.38	-	18.48-21.16
Liabilities				
Bank Deposits	1.95-6.94	1.50-6.85	-	15.00-18.11
Other Deposits	2.00-7.50	1.00-6.50	0.35	17.55
Interbank Money Market Takings	3.70-6.75	3.03-4.90	-	15.26
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.05-6.85	4.85-7.97	2.33	14.50-21.42

(*) The interest rates for USD and TL placements at banks are 2.01% and 19.17%, respectively, when the placements with range accrual agreements are excluded.

4.7 Consolidated liquidity risk

In order to avoid the liquidity risk, the Bank diversifies funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The Bank's liquidity ratios for the first nine-months of 2009 and the year of 2008 are as follows:

Current Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + TL**	**FC**	**FC + TL**
Average (%)	148.81	170.32	102.26	115.78
Maximum (%)	184.75	195.65	112.01	123.70
Minimum (%)	117.48	145.34	89.43	107.40

Prior Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + TL**	**FC**	**FC + TL**
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

(Thousands of New Turkish Lira (TL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	6,388,752	1,895,857	-	-	-	-	-	**8,284,609**
Banks	906,908	1,746,733	750,113	393,431	2,361,422	2,400,390	577,849	**9,136,846**
Financial Assets at Fair Value through Profit/Loss	15,887	119,765	68,671	785,240	273,162	5,722	-	**1,268,447**
Interbank Money Market Placements	-	30,117	-	-	-	-	-	**30,117**
Financial Assets Available-for-Sale	81,563	367,494	813,676	6,955,017	16,079,408	1,714,122	-	**26,011,280**
Loans	101,744	12,859,407	5,796,034	8,267,663	14,859,025	11,146,085	394,626	**53,424,584**
Investments Held-to-Maturity	-	-	-	1,374,756	4,597,561	1,290,068	-	**7,262,385**
Other Assets	188,592	427,869	1,714,844	723,268	908,378	61,110	2,106,085	**6,130,146**
Total Assets	**7,683,446**	**17,447,242**	**9,143,338**	**18,499,375**	**39,078,956**	**16,617,497**	**3,078,560**	**111,548,414**
Liabilities								
Bank Deposits	1,342,977	1,252,471	124,717	73,098	52,866	-	-	**2,846,129**
Other Deposits	13,001,829	39,490,867	5,306,427	2,747,055	831,692	68,598	-	**61,446,468**
Other Fundings	-	1,129,433	1,312,782	3,363,483	5,497,250	4,253,099	-	**15,556,047**
Interbank Money Market Takings	-	9,422,186	2,069,202	557,693	152,575	-	-	**12,201,656**
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	115,553	2,248,328	-	1,253,478	-	-	-	**3,617,359**
Other Liabilities (**)	462,614	291,313	177,960	69,175	72,410	51,494	14,755,789	**15,880,755**
Total Liabilities	**14,922,973**	**53,834,598**	**8,991,088**	**8,063,982**	**6,606,793**	**4,373,191**	**14,755,789**	**111,548,414**
Liquidity Gap	**(7,239,527)**	**(36,387,356)**	**152,250**	**10,435,393**	**32,472,163**	**12,244,306**	**(11,677,229)**	-
Prior Period								
Total Assets	**5,563,100**	**16,056,020**	**8,729,566**	**13,328,381**	**36,944,311**	**15,947,545**	**2,469,490**	**99,038,413**
Total Liabilities	**11,249,485**	**52,649,997**	**6,098,654**	**8,906,724**	**6,666,873**	**2,327,610**	**11,139,070**	**99,038,413**
Liquidity Gap	**(5,686,385)**	**(36,593,977)**	**2,630,912**	**4,421,657**	**30,277,438**	**13,619,935**	**(8,669,580)**	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

None.

(Thousands of New Turkish Lira (TL))

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	TL	FC	TL	FC
Cash in TL/Foreign Currency	297,734	208,123	312,476	359,882
Central Bank of Turkey	4,972,321	2,788,030	2,258,831	2,589,911
Others	2,048	16,353	3,753	25,177
Total	**5,272,103**	**3,012,506**	**2,575,060**	**2,974,970**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	TL	FC	TL	FC
Unrestricted Demand Deposits	4,972,321	892,173	2,258,831	853,027
Unrestricted Time Deposits	-	-	-	15,200
Restricted Time Deposits	-	1,895,857	-	1,721,684
Total	**4,972,321**	**2,788,030**	**2,258,831**	**2,589,911**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in TL and USD or EUR at the rates of 6% (since 16 October 2009: 5%) and 9%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. The interest rate applied by the Central Bank of Turkey for TL reserves is 5.80%. The FC reserves do not earn any interests.

5.1.2 Financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	100	-	89	-
Others	-	-	-	-
Total	**100**	**-**	**89**	**-**

5.1.2.2 Positive differences on derivative financial assets held for trading

Trading Derivatives	Current Period		Prior Period	
	TL	FC	TL	FC
Forward Transactions	30,466	9,473	59,507	5,604
Swap Transactions	529,154	227,920	441,829	178,418
Futures	-	64	-	14
Options	46,302	41,789	11,231	46,447
Others	-	-	-	185
Total	**605,922**	**279,246**	**512,567**	**230,668**

(Thousands of New Turkish Lira (TL))

5.1.3 Banks

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Banks				
Domestic banks	236,295	9,937	371,140	1,206,441
Foreign banks	2,424,710	6,465,904	1,342,728	4,129,913
Foreign headoffices and branches	-	-	-	-
Total	**2,661,005**	**6,475,841**	**1,713,868**	**5,336,354**

The placements at foreign banks include blocked accounts amounting TL 4,343,423 thousands of which TL 207,204 thousands, TL 195,767 thousands and TL 15,063 thousands are kept at the central banks of Luxembourg, Malta and Turkish Republic of Northern Cyprus, respectively as reserve deposits and TL 3,925,389 thousands as collateral against funds borrowed at various banks. Furthermore, there are restricted deposits at various domestic banks amounting TL 35,979 thousands as required for insurance activities.

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in TL consist of government bonds. Carrying values of such securities with total face value of TL 2,410,873 thousands (31 December 2008: TL 2,421,747 thousands) is TL 2,332,541 thousands (31 December 2008: TL 2,364,979 thousands). The related accrued interests and impairment losses amount to TL 251,451 thousands (31 December 2008: TL 125,357 thousands) and TL 217 thousands (31 December 2008: TL 1,743 thousands), respectively. Collateralized financial assets available-for-sale in foreign currencies consist of eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of USD 207,375,000 and EUR 3,047,000 (31 December 2008: USD 272,345,000 and EUR 3,884,000), are USD 208,234,882 and EUR 3,165,797 (31 December 2008: USD 273,641,122 and EUR 4,070,650). The related accrued interest income amount to USD 2,960,219 and EUR 179,812 respectively (31 December 2008: USD 9,915,654 and EUR 30,507), and the impairment losses to USD 444,071 and EUR 34,231 respectively (31 December 2008: USD 1,375,890 and EUR 242,566).

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Collateralised/Blocked Assets	2,583,775	447,642	2,488,593	437,003
Assets subject to Repurchase Agreements	9,077,433	110,416	6,491,961	540,370
Total	**11,661,208**	**558,058**	**8,980,554**	**977,373**

(Thousands of New Turkish Lira (TL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**23,361,283**	**16,881,667**
Quoted at Stock Exchange	21,613,936	15,062,032
Unquoted at Stock Exchange	1,747,347	1,819,635
Common Shares	**25,718**	**25,682**
Quoted at Stock Exchange	12,923	13,213
Unquoted at Stock Exchange	12,795	12,469
Value Increase/Impairment Losses (-)	**2,624,279**	**1,420,272**
Total	**26,011,280**	**18,327,621**

As of 30 September 2009, the Bank and its consolidated financial affiliates' "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 882,777,778 and EUR 1,000,000 (31 December 2008: USD 895,500,000 and EUR 1,175,000) and a total carrying value of TL 1,305,900 thousands (31 December 2008: TL 1,389,392 thousands).

In 2008, a consolidated financial affiliate of the Bank, reclassified certain security investments, previously classified in its financial assets held for trading amounting EUR 65,782,732 with a total face value of USD 93,155,000 to its financial assets available-for-sale as per the legislation of the Turkish Accounting Standards Board published on the Official Gazette no.27040 dated 31 October 2008 for "the Amendments to the Legislation for the Turkish Accounting Standard 39 (TAS 39), Financial Instruments: Recognition and Measurement".

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**124**	**1,821**	**25**	**1,661**
Corporates	124	1,821	25	1,661
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**250,512**	**369,534**	**243,152**	**184,251**
Loans to Employees	**67,042**	**-**	**48,381**	**-**
Total	**317,678**	**371,355**	**291,558**	**185,912**

(Thousands of New Turkish Lira (TL))

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**52,196,330**	**46,049**	**627,495**	**164,696**
Discounted Bills	142,420	-	79	-
Export Loans	3,563,762	-	5,714	10,861
Import Loans	21	-	-	-
Loans to Financial Sector	1,853,853	-	1,129	-
Foreign Loans	2,057,727	-	5,512	-
Consumer Loans	9,813,665	45,389	191,299	13,970
Credit Cards	6,999,151	-	129,454	49,836
Precious Metal Loans	258,188	-	3,185	-
Others	27,502,931	660	291,123	90,029
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**52,191,718**	**46,049**	**627,495**	**164,696**

Collaterals received for loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	10,617	1,306	-	11,923
Loans Collateralized by Mortgages	237,147	114,144	-	351,291
Loans Collateralized by Pledged Assets	58,806	22,838	-	81,644
Loans Collateralized by Cheques and Notes	31,528	31,550	-	63,078
Loans Collateralized by Other Collaterals	46,097	8,301	-	54,398
Unsecured Loans	23,437	27,130	179,290	229,857
Total	**407,632**	**205,269**	**179,290**	**792,191**

Delinquency periods of loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
30-60 days	32,835	138,728	136,645	308,208
60-90 days	32,468	47,076	42,645	122,189
Other	342,329	19,465	-	361,794
Total	**407,632**	**205,269**	**179,290**	**792,191**

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (TL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – TL	**370,085**	**7,960,207**	**8,330,292**
Housing Loans	49,968	4,900,987	4,950,955
Automobile Loans	15,595	594,800	610,395
General Purpose Loans	304,337	2,455,234	2,759,571
Others	185	9,186	9,371
Consumer Loans – FC-indexed	**6,126**	**830,007**	**836,133**
Housing Loans	971	735,541	736,512
Automobile Loans	704	29,471	30,175
General Purpose Loans	4,451	64,995	69,446
Others	-	-	-
Consumer Loans – FC	**24,490**	**375,858**	**400,348**
Housing Loans	1,370	15,614	16,984
Automobile Loans	23	15,256	15,279
General Purpose Loans	2,365	1,658	4,023
Others	20,732	343,330	364,062
Retail Credit Cards – TL	**6,813,657**	**110,459**	**6,924,116**
With Installment	2,691,292	55,505	2,746,797
Without Installment	4,122,365	54,954	4,177,319
Retail Credit Cards – FC	**23,843**	**2**	**23,845**
With Installment	14,067	2	14,069
Without Installment	9,776	-	9,776
Personnel Loans – TL	**22,682**	**13,597**	**36,279**
Housing Loan	-	1,816	1,816
Automobile Loans	7	338	345
General Purpose Loans	22,675	11,443	34,118
Others	-	-	-
Personnel Loans - FC-indexed	-	**355**	**355**
Housing Loans	-	232	232
Automobile Loans	-	123	123
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**1,080**	**59**	**1,139**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	-	59	59
Others	1,080	-	1,080
Personnel Credit Cards – TL	**24,539**	**229**	**24,768**
With Installment	18,102	229	18,331
Without Installment	6,437	-	6,437
Personnel Credit Cards – FC	**307**	-	**307**
With Installment	208	-	208
Without Installment	99	-	99
Deposit Accounts– TL (real persons)	**459,777**	-	**459,777**
Deposit Accounts– FC (real persons)	-	-	-
Total	**7,746,586**	**9,290,773**	**17,037,359**

(Thousands of New Turkish Lira (TL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – TL	**557,487**	**2,776,224**	**3,333,711**
Real Estate Loans	1,841	355,149	356,990
Automobile Loans	55,536	787,610	843,146
General Purpose Loans	500,110	1,633,465	2,133,575
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**78,130**	**467,292**	**545,422**
Real Estate Loans	-	55,256	55,256
Automobile Loans	4,486	167,831	172,317
General Purpose Loans	73,644	244,205	317,849
Others	-	-	-
Installment-based Commercial Loans – FC	**102**	**12,191**	**12,293**
Real Estate Loans	-	386	386
Automobile Loans	67	4,319	4,386
General Purpose Loans	35	7,486	7,521
Others	-	-	-
Corporate Credit Cards – TL	**201,632**	**625**	**202,257**
With Installment	71,159	625	71,784
Without Installment	130,473	-	130,473
Corporate Credit Cards – FC	**3,148**	-	**3,148**
With Installment	3	-	3
Without Installment	3,145	-	3,145
Deposit Accounts– TL (corporate)	**493,071**	-	**493,071**
Deposit Accounts– FC (corporate)	**66,452**	-	**66,452**
Total	**1,400,022**	**3,256,332**	**4,656,354**

5.1.5.6 Allocation of loans by customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	49,957,214	50,134,508
Foreign Loans	3,072,744	2,165,046
Total	**53,029,958**	**52,299,554**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	4,738	6,954
Indirect Lending	-	-
Total	**4,738**	**6,954**

(Thousands of New Turkish Lira (TL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	272,880	62,160
Doubtful Loans and Receivables	562,762	179,505
Uncollectible Loans and Receivables	935,324	573,013
Total	**1,770,966**	**814,678**

5.1.5.10 Non-performing loans(NPLs) (net)

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	**Doubtful Loans and Receivables**	**Uncollectible Loans and Receivables**
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	145,053	243,073	131,523
Rescheduled Loans and Receivables	-	-	-
Total	**145,053**	**243,073**	**131,523**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,285
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,285**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	**Doubtful Loans and Receivables**	**Uncollectible Loans and Receivables**
Balances at Beginning of Period	**238,188**	**294,614**	**732,022**
Additions (+)	1,394,621	44,235	79,019
Transfer from Other NPL Categories (+)	-	1,001,229	484,130
Transfer to Other NPL Categories (-)	1,001,229	484,130	-
Collections during the Period (-)	200,940	160,647	148,047
Write-offs (-)	-	11	107,462
Corporate and Commercial Loans	-	11	14,243
Retail Loans	-	-	797
Credit Cards	-	-	91,983
Other	-	-	439
Balances at End of Period	**430,640**	**695,290**	**1,039,662**
Specific Provisions (-)	(272,880)	(562,762)	(935,324)
Net Balance on Balance Sheet	**157,760**	**132,528**	**104,338**

(Thousands of New Turkish Lira (TL))

Movements in specific loan provisions

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**257,567**	**166,194**	**390,917**	**814,678**
Additions during the Period (+)	332,017	432,094	690,275	1,454,386
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	58,727	105,304	226,605	390,636
Write-Offs (-)	14,682	797	91,983	107,462
Balances at End of Period	**516,175**	**492,187**	**762,604**	**1,770,966**

Non-performing loans in foreign currencies

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**30,571**	**21,228**	**221,325**
Specific Provisions (-)	16,942	8,514	209,465
Net Balance at Balance Sheet	**13,629**	**12,714**	**11,860**
Prior Period			
Balance at End of Period	**7,071**	**3,594**	**151,143**
Specific Provisions (-)	467	526	120,486
Net Balance at Balance Sheet	**6,604**	**3,068**	**30,657**

Gross and net non-performing loans and receivables as per customer categories

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**157,760**	**132,528**	**104,338**
Loans to Individuals and Corporates (Gross)	430,640	695,290	1,031,642
Specific Provision (-)	272,880	562,762	927,304
Loans to Individuals and Corporates (Net)	157,760	132,528	104,338
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,709
Specific Provision (-)	-	-	7,709
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**176,028**	**115,109**	**159,009**
Loans to Individuals and Corporates (Gross)	238,188	294,614	724,039
Specific Provision (-)	62,160	179,505	565,030
Loans to Individuals and Corporates (Net)	176,028	115,109	159,009
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (TL))

Collaterals received for non-performing loans

	Corporate/Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	1,896	595	-	2,491
Loans Collateralized by Mortgages	365,259	133,826	-	499,085
Loans Collateralized by Pledged Assets	138,658	111,505	-	250,163
Loans Collateralized by Cheques and Notes	120,070	206,257	-	326,327
Loans Collateralized by Other Collaterals	69,059	23,392	-	92,451
Unsecured Loans	46,039	123,454	825,582	995,075
Total	**740,981**	**599,029**	**825,582**	**2,165,592**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.12 Write-off policy

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Factoring receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.7 Investments held-to-maturity

5.1.7.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Investments	1,366,083	3,746	1,508,226	65,263
Investments subject to Repurchase Agreements	3,147,760	149,288	4,354,254	254,746
Total	**4,513,843**	**153,034**	**5,862,480**	**320,009**

5.1.7.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	5,818,157	6,086,566
Treasury Bills	-	-
Other Government Securities	1,405,519	1,658,021
Total	**7,223,676**	**7,744,587**

5.1.7.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**7,214,999**	**7,516,860**
Quoted at Stock Exchange	7,176,639	7,476,079
Unquoted at Stock Exchange	38,360	40,781
Valuation Increase / Decrease (-)	**47,386**	**267,521**
Total	**7,262,385**	**7,784,381**

(Thousands of New Turkish Lira (TL))

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**7,784,381**	**4,300,360**
Foreign Currency Differences on Monetary Assets	(51,710)	90,970
Purchases during the Period	927,839	3,974,502
Disposals through Sales/Redemptions	(1,155,617)	(729,947)
Valuation Effect	(242,508)	148,496
Balances at End of Period	**7,262,385**	**7,784,381**

In 2008 the Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting TL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are TL 76,554 thousands and USD 6,809,576.

5.1.8 Investments in associates

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00
2	Bankalararası Kart Merkezi AŞ	Istanbul/Turkey	10.15	10.15
3	Yatırım Finansman Menkul Değerler AŞ [(1)]	Istanbul/Turkey	0.77	0.77
4	İMKB Takas ve Saklama Bankası AŞ [(1)]	Istanbul/Turkey	5.83	5.83
5	Vadeli İşlem ve Opsiyon Borsası AŞ [(1)]	Istanbul/Turkey	6.00	6.00
6	KKB Kredi Kayıt Bürosu AŞ	Istanbul/Turkey	9.09	9.09
7	Gelişen İşletmeler Piyasaları AŞ	Istanbul/Turkey	5.00	5.00
8	Türkiye Cumhuriyet Merkez Bankası AŞ	Ankara/Turkey	2.48	2.48
9	Kredi Garanti Fonu AŞ	Ankara/Turkey	1.67	1.67

	Total Assets	Shareholders' Equity	Total Fixed Assets [(*)]	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	5,890	5,170	377	490	27	930	585	-
2	15,522	12,964	5,738	725	-	(369)	4,467	-
3	162,340	45,831	1,470	2,906	1,284	4,104	3,002	-
4	1,658,356	267,809	11,094	21,657	7,232	25,446	65,227	-
5	35,492	32,319	2,451	1,942	20	5,542	14,777	-
6	26,777	20,210	1,984	2,046	9	6,640	-	-
7	8,060	7,912	2	756	1	587	2,233	-
8	-	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-	-

(1) Financial information is as of 30 June 2009.

(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (TL))

Unconsolidated investments in associates sold during the current period

None.

Unconsolidated investments in associates acquired during the current period

At the Board of Directors meeting held on 3 June 2009, it was decided to participate in the capital increase of Kredi Garanti Fonu AŞ by TL 4,000 thousands and to subscribe for future capital increases upto TL 4,000 thousands in restructuring of the company to build a three-shareholders structure including the Turkish Union of Chambers and Commodity Exchanges (TOBB), the Small and Medium Size Enterprises Development Organization (KOSGEB) and the banks. As per this decision, the Bank has paid TL 2,000 thousands of its capital commitment of TL 4,000 thousands at 15 October 2009 for the capital increase of Kredi Garanti Fonu AŞ decided on 11 September 2009.

5.1.8.2 Consolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	569,270	235,608	12,508	12,220	20,777	28,829	97,668	-

(*) Total fixed assets include tangible and intangible assets.

5.1.8.3 Movement of consolidated investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**40,342**	**28,997**
Movements during the Period	**6,779**	**11,345**
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	-
Increase/Decrease in Fair Values	6,779	11,345
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	**47,121**	**40,342**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of consolidated investments in associates

Associates	Current Period	Prior Period
Valued at Cost	-	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	47,121	40,342

(Thousands of New Turkish Lira (TL))

Sectoral distribution of consolidated investments and associates

Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	47,121	40,342
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

Quoted consolidated investments in associates

None.

Investments in associates sold during the current period

None.

Investments in associates acquired during the current period

None.

5.1.9 Investments in subsidiaries

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Trifoi Real Estate Company	Bucharest/Romania	-	100.00
7	United Custodian	Amsterdam/Holland	-	100.00
8	Trifoi Investments	Amsterdam/Holland	-	100.00
9	Golden Clover Stichting Custody	Amsterdam/Holland	-	100.00
10	Garanti Filo Yönetim Hizmetleri AŞ	Istanbul/Turkey	-	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	18,095	11,059	813	-	1,172	1,175	(97,418)	-
2	20,638	9,885	864	26	1,409	1,506	7,801	-
3	756	684	4	-	43	310	-	-
4	385	203	41	-	2	(15)	(126)	-
5	640	515	-	-	10	(295)	56	-
6	126	77	120	-	-	-	(36)	-
7	268	268	-	-	-	-	-	-
8	2	2	-	-	-	-	-	-
9	271	268	-	-	-	-	-	-
10	127,678	6,795	101,274	-	-	2,303	(5,508)	-

(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (TL))

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments

As of 30 September 2009, the investments in Trifoi Real Estate Company, United Custodian, Trifoi Investments and Golden Clover Stichting Custody classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

The non-financial investments in are accounted under equity method of accounting.

5.1.9.2 Movement of consolidated investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**810,562**	**577,928**
Movements during the Period	**69,593**	**232,634**
Acquisitions and Capital Increases	-	-
Bonus Shares Received(*)	75,834	71,668
Dividends from Current Year Profit	-	910
Sales/Liquidations	-	-
Reclassifications	-	-
Increase/Decrease in Market Values	(9,409)	(23,275)
Currency Differences on Foreign Subsidiaries	3,168	86,926
Reversal of Impairment Losses / Impairment Losses (-)	-	96,405
Balance at End of Period	**880,155**	**810,562**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*)
- As per the decision made at the general assembly meeting of Garanti Bank International NV held at 15 April 2009, the bank's share capital has been increased from EUR 196,567,000 to EUR 231,499,000. The appropriation of capital increase is from the retained earnings amounting EUR 34,932,000.
- Garanti Faktoring Hizmetleri AŞ had increased its share capital from TL 16,849 thousands to TL 17,960 thousands through appropriation from the dividends allocated from its retained earnings of the year 2007 at 10 September 2008. The company further increased its share capital from TL 17,960 thousands to TL 19,280 thousands through appropriation from its retained earnings on 15 July 2009.

Valuation methods of consolidated investments in subsidiaries

	Current Period	Prior Period
Valued at Cost	210,589	210,587
Valued at Fair Value	669,566	599,975
Valued by Equity Method of Accounting	-	-

Sectoral distribution of consolidated investments in subsidiaries

	Current Period	Prior Period
Banks	558,845	555,439
Insurance Companies	56,545	56,545
Factoring Companies	84,388	17,215
Leasing Companies	85,381	85,381
Finance Companies	94,996	95,982
Other Subsidiaries	-	-

(Thousands of New Turkish Lira (TL))

Quoted consolidated investments in subsidiaries

	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	84,388	17,215
Quoted at International Stock Exchanges	-	-

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hizmetleri AŞ	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	0.01	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	1,827,761	324,376	17,830	154,803	-	38,736	202,392	-
2	1,027,920	48,982	2,274	72,015	467	7,554	19,056	152,312
3	30,293	26,141	3,656	562	1,199	1,201	10,250	-
4	19,200	16,177	970	1,267	21	1,983	1,355	-
5	1,637,970	217,676	13,700	18,577	7,097	60,616	89,643	-
6	8,017,478	604,038	97,404	218,277	82,157	36,288	4,759	493,146
7	453,291	93,614	1,322	19,320	7,143	3,821	43,059	87,576
8	9,519	9,131	-	-	-	(728)	5,463	26,335
9	90	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.

Consolidated investments in subsidiaries disposed during the current period

None.

Consolidated investments in subsidiaries acquired during the current period

None.

5.1.10 Investments in joint-ventures

None.

(Thousands of New Turkish Lira (TL))

5.1.11 Lease receivables

5.1.11.1 Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	**Net**	**Gross**	**Net**
Less than 1 Year	869,334	721,657	1,098,119	927,694
Between 1-5 Years	1,095,692	969,120	1,270,738	1,121,576
Longer than 5 Years	51,567	47,190	60,329	54,727
Total	**2,016,593**	**1,737,967**	**2,429,186**	**2,103,997**

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	2,016,593	2,429,186
Unearned Income on Financial Lease Receivables (-)	(278,626)	(325,189)
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	**1,737,967**	**2,103,997**

5.1.11.3 Financial lease agreements

The criteria applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criteria taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assessments made by the related internal committees and the necessary actions are taken.

(Thousands of New Turkish Lira (TL))

5.1.12 Derivative financial assets held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	-	-	69,161
Net Foreign Investment Hedges	-	-	-	-
Total	-	-	-	**69,161**

The eleven interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of the prior period are exercised in January 2009 before their due dates. The Bank recognized EUR 36,321,000 and USD 16,000,000 (total equivalent of TL 100,808 thousands) collected on the same transaction dates as per the related agreements, under "Income/losses from derivative financial instruments".

5.1.13 Tangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.15 Investment property

None.

5.1.16 Deferred tax asset

As of 30 September 2009, on a consolidated basis the Bank has a deferred tax asset of TL 72,448 thousands (31 December 2008: TL 52,521 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

There is no deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 30 September 2009. However, there is a deferred tax asset of TL 228,554 thousands (31 December 2008: TL 133,715 thousands) and deferred tax liability of TL 156,106 thousands (31 December 2008: TL 81,194 thousands) presented as net in the accompanying consolidated financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

(Thousands of New Turkish Lira (TL))

5.1.17 Assets held for sale and assets of discontinued operations

	Current Period	*Prior Period*
End of Prior Period		
Cost	**83,178**	**115,635**
Accumulated Depreciation (-)	**(1,832)**	**(2,749)**
Net Book Value	**81,346**	**112,886**
End of Current Period		
Additions	22,919	6,923
Disposals (Cost)	(18,358)	(39,867)
Disposals (Accumulated Depreciation)	1,338	1,780
Reversal of Impairment / Impairment Losses (-)	-	487
Depreciation Expense for Current Period (-)	(533)	(863)
Currency Translation Differences on Foreign Operations	-	-
Cost	**87,739**	**83,178**
Accumulated Depreciation (-)	**(1,027)**	**(1,832)**
Net Book Value	**86,712**	**81,346**

As of balance sheet date, the rights of repurchase on various assets held for sale amount to TL 14,021 thousands (31 December 2008: TL 13,714 thousands).

5.1.18 Other Assets

5.1.18.1 Receivables from term sale of assets

	Current Period	*Prior Period*
Sale of Investments in Associates, Subsidiaries and Joint – Ventures	23,943	29,530
Sale of Real Estates	-	455
Sale of Other Assets	2,862	2,863
Total	**26,805**	**32,848**

5.1.18.2 Prepaid expenses

	Current Period	*Prior Period*
Prepaid Expenses	221,370	318,026

(Thousands of New Turkish Lira (TL))

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	**1,623,160**	**-**	**6,047,424**	**11,042,454**	**230,365**	**146,908**	**89,520**	**-**	**19,179,831**
Foreign Currency Deposits	**7,642,030**	**-**	**10,059,053**	**8,050,577**	**1,296,336**	**1,179,811**	**1,777,949**	**90,834**	**30,096,590**
Residents in Turkey	4,876,355	-	9,411,442	7,468,573	660,893	330,450	684,201	89,422	23,521,336
Residents in Abroad	2,765,675	-	647,611	582,004	635,443	849,361	1,093,748	1,412	6,575,254
Public Sector Deposits	**1,347,719**	**-**	**5,084**	**10,130**	**21**	**295**	**68**	**-**	**1,363,317**
Commercial Deposits	**2,076,559**	**-**	**3,725,459**	**4,093,447**	**293,604**	**53,735**	**140,161**	**-**	**10,382,965**
Others	**82,677**	**-**	**19,023**	**76,723**	**4,722**	**166**	**250**	**-**	**183,561**
Precious Metal Deposits	**229,684**	**-**	**38**	**2,247**	**-**	**8,235**	**-**	**-**	**240,204**
Bank Deposits	**1,342,977**		**1,157,887**	**138,569**	**59,488**	**66,687**	**80,521**	**-**	**2,846,129**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	87,566	-	175,825	41,532	1,039	10,676	18,869	-	335,507
Foreign Banks	1,004,501	-	982,062	97,037	58,449	56,011	61,652	-	2,259,712
Special Purpose Financial Institutions	250,910	-	-	-	-	-	-	-	250,910
Others	-	-	-	-	-	-	-	-	-
Total	**14,344,806**	**-**	**21,013,968**	**23,414,147**	**1,884,536**	**1,455,837**	**2,088,469**	**90,834**	**64,292,597**

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	**1,288,447**	**-**	**6,734,053**	**10,090,399**	**115,387**	**87,261**	**77,063**	**-**	**18,392,610**
Foreign Currency Deposits	**5,956,954**	**-**	**9,665,986**	**7,104,105**	**519,367**	**2,000,870**	**1,812,773**	**90,877**	**27,150,932**
Residents in Turkey	3,957,213	-	9,039,186	6,699,350	407,667	530,296	569,274	89,588	21,292,574
Residents in Abroad	1,999,741	-	626,800	404,755	111,700	1,470,574	1,243,499	1,289	5,858,358
Public Sector Deposits	**426,693**	**-**	**283,600**	**516,009**	**25**	**272**	**63**	**-**	**1,226,662**
Commercial Deposits	**1,718,894**	**-**	**3,085,788**	**3,647,112**	**74,494**	**31,679**	**97,490**	**-**	**8,655,457**
Others	**159,815**	**-**	**54,414**	**77,756**	**705**	**569**	**207**	**-**	**293,466**
Precious Metal Deposits	**93,443**	**-**	**1**	**2,002**	**-**	**24,020**	**2,088**	**-**	**121,554**
Bank Deposits	**942,592**	**-**	**359,785**	**232,964**	**170,693**	**212,939**	**200,303**	**-**	**2,119,276**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	115,582	-	54,077	29,344	77,386	117,008	79,385	-	472,782
Foreign Banks	381,703	-	305,708	203,620	93,307	95,931	120,918	-	1,201,187
Special Purpose Financial Institutions	445,307	-	-	-	-	-	-	-	445,307
Others	-	-	-	-	-	-	-	-	-
Total	**10,586,838**	**-**	**20,183,627**	**21,670,347**	**880,671**	**2,357,610**	**2,189,987**	**90,877**	**57,959,957**

(Thousands of New Turkish Lira (TL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

5.2.1.1.1 Deposits exceeding insurance limit

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	8,867,682	8,456,294	10,098,405	9,677,592
Foreign Currency Saving Deposits	7,318,150	6,040,437	10,380,904	8,138,054
Other Saving Deposits	89,552	20,544	116,640	83,909
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits not covered by insurance limits

5.2.1.3.1 Saving deposits of individuals not covered by insurance limits:

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	337,798	543,248
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	320,198	244,985
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

Trading Derivatives	Current Period		Prior Period	
	TL	FC	TL	FC
Forward Deals	38,390	8,468	57,798	14,580
Swaps	152,690	108,176	181,869	237,941
Futures	-	12	-	996
Options	36,630	41,555	62,474	45,208
Others	-	-	-	226
Total	**227,710**	**158,211**	**302,141**	**298,951**

(Thousands of New Turkish Lira (TL))

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	876,902	545,867	870,554	793,014
Foreign Banks, Institutions and Funds	2,612,437	10,502,282	1,867,947	9,941,864
Total	**3,489,339**	**11,048,149**	**2,738,501**	**10,734,878**

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-Term	911,909	3,907,974	1,221,919	4,352,644
Medium and Long-Term	2,577,430	7,140,175	1,516,582	6,382,234
Total	**3,489,339**	**11,048,149**	**2,738,501**	**10,734,878**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Interbank money markets

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	TL	FC	TL	FC
Domestic Transactions	**11,431,715**	-	**9,878,528**	-
Financial Institutions and Organizations	11,396,964	-	9,810,615	-
Other Institutions and Organizations	10,099	-	19,774	-
Individuals	24,652	-	48,139	-
Foreign Transactions	**557,181**	**212,760**	**573,996**	**700,656**
Financial Institutions and Organizations	557,070	212,760	571,711	700,656
Other Institutions and Organizations	-	-	1,749	-
Individuals	111	-	536	-
Total	**11,988,896**	**212,760**	**10,452,524**	**700,656**

5.2.5 Factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.6 Lease payables

5.2.6.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	4,906	4,906	4,845	4,845
Between 1-5 Years	-	-	-	-
Longer than 5 Years	-	-	-	-
Total	**4,906**	**4,906**	**4,845**	**4,845**

(Thousands of New Turkish Lira (TL))

5.2.6.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.7 Derivative financial liabilities held for risk management

Derivative Financial Liabilities Held for Risk Management	*Current Period*		*Prior Period*	
	TL	FC	TL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	3,763	-	4,871
Net Foreign Investment Hedges	-	-	-	-
Total	-	**3,763**	-	**4,871**

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	**448,578**	**428,799**
Loans and Receivables in Group I	392,784	378,581
Loans and Receivables in Group II	13,947	12,934
Non-Cash Loans	41,847	37,284
Others	-	-

5.2.8.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	*Prior Period*
Short-Term Loans	23,441	9,441
Medium and Long Term Loans	12,380	1,855
Total	**35,821**	**11,296**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.8.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.8.4 Other provisions

5.2.8.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	295,000	52,000

(Thousands of New Turkish Lira (TL))

5.2.8.4.2 ***Other provisions for possible losses***

	Current Period	Prior Period
Reserve for Employee Benefits	208,893	198,840
Recognized Liability for Defined Benefit Obligations	102,601	102,601
Insurance Technical Provisions, Net	132,136	123,603
Provision for Promotion Expenses of Credit Cards (*)	33,504	36,206
Other Provisions	24,765	28,758
Total	**501,899**	**490,008**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are sufficient to meet the amount that will be required to be paid to transfer the obligation at 31 December 2008.

The asset surplus of the Fund after deducting the net present value of the transferable liabilities as of 31 December 2008 is as follows:

	31 December 2008
Net present value of pension benefits transferable to SSF	(296,328)
Net present value of medical benefits and health premiums transferable to SSF	135,400
General administrative expenses	(15,488)
Present value of pension and medical benefits transferable to SSF	**(176,416)**
Fair value of plan assets	**621,594**
Asset surplus	**445,178**

Furthermore, an actuarial report was prepared as of 31 December 2008 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 5 February 2009 dated report, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of TL 32,799 thousands remains.

	31 December 2008
Pension benefits	(162,356)
Medical benefits	(250,023)
	(412,379)
Fair value of plan assets after deducting transferable benefits	**445,178**
Asset surplus over present value of defined benefit obligation	**32,799**

(Thousands of New Turkish Lira (TL))

As of 31 December 2008, the Bank's management, acting prudently, did not consider the health premium surplus amounting TL 135,400 thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, recognized a provision amounting TL 102,601 thousands for its liability and charged fully as expense. This pension liability calculated as of 31 December 2008 is preserved in the accompanying interim financial statements.

	Current Period
Asset surplus over present value of defined benefit obligation	**32,799**
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	**(102,601)**

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	31 December 2008
	%
Discount Rate	17.41-10.51
Inflation Rate	9.50-5.73
Future Real Salary Increase Rate	1.5
Medical Cost Trend Rate	17.80-11.77
Future Pension Increase Rates	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

5.2.9 Tax liability

5.2.9.1 Current tax liability

5.2.9.1.1 Tax liability

As of 30 September 2009, the tax liability amounts to TL 408,940 thousands (31 December 2008: TL 126,911 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.1.2 Taxes payable

	Current Period	**Prior Period**
Corporate Taxes Payable	408,940	126,911
Taxation on Securities Income	100,002	191,148
Taxation on Real Estates Income	1,378	1,137
Banking Insurance Transaction Tax	28,574	37,291
Foreign Exchange Transaction Tax	17	12
Value Added Tax Payable	812	2,485
Others	20,404	33,892
Total	**560,127**	**392,876**

(Thousands of New Turkish Lira (TL))

5.2.9.1.3 Premiums payable

	Current Period	Prior Period
Social Security Premiums-Employees	317	273
Social Security Premiums-Employer	251	211
Bank Pension Fund Premium-Employees	7	5
Bank Pension Fund Premium-Employer	30	27
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	453	441
Unemployment Insurance-Employer	832	806
Others	-	-
Total	**1,890**	**1,763**

5.2.9.2 Deferred tax liability

In the accompanying consolidated financial statements, the Bank had a deferred tax liability of TL 13,068 thousands as of 30 September 2009 (31 December 2008: TL 2,238 thousands).

5.2.10 Liabilities for assets held for sale and assets of discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11 Subordinated debts

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.12 Shareholders' equity

5.2.12.1 Paid-in capital

	Current Period	Prior Period
Common Shares	4,200,000	4,200,000
Preference Shares	-	-

5.2.12.2 Registered share capital system

Capital System	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

5.2.12.3 Capital increases in current period

None.

5.2.12.4 Capital increases from capital reserves in current period

None.

5.2.12.5 Capital commitments for current and future financial periods

None.

(Thousands of New Turkish Lira (TL))

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.12.7 Information on privileges given to stocks representing the capital

None.

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	**1,332,243**	**85,534**	**257,174**	**(79,268)**
Valuation Difference	1,332,243	85,534	257,174	(79,268)
Exchange Rate Difference	-	-	-	-
Total	**1,332,243**	**85,534**	**257,174**	**(79,268)**

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	596,047	-	594,943	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-
Total	**598,194**	-	**597,090**	-

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by TL 23 thousands, Eureko Sigorta AŞ by TL 559 thousands, Garanti Ödeme Sistemleri AŞ by TL 401 thousands, Kredi Kartları Bürosu by TL 481 thousands, Tat Konserve AŞ by TL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by TL 9 thousands.

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	349,155	261,424
II. Legal Reserve	30,127	23,627
Special Reserves	-	-
Total	**379,282**	**285,051**

(Thousands of New Turkish Lira (TL))

As per the decisions made at the annual general assemblies of the Bank and its consolidated financial affiliates, 5% of prior periods' profits are allocated to legal reserves.

As per the decisions made at the extraordinary general assembly of the Bank at 3 September 2009, TL 6,500 thousands of extraordinary reserves is allocated to II.legal reserves.

5.2.12.12 Extraordinary reserves

	Current Period	Prior Period
Legal Reserves allocated in compliance with the Decisions Made on the Annual General Assembly	3,187,603	1,681,758
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-
Total	**3,187,603**	**1,681,758**

As per the decisions made at the annual general assemblies of the Bank and its consolidated financial affiliates, the remaining prior periods' profits after the appropriation to legal reserves and undistributable funds, are allocated to extraordinary reserves.

At the extraordinary general assembly of the Bank held on 3 September 2009, it was decided to distribute a dividend of TL 275,000 thousands to shareholders and to allocate TL 6,500 thousands to II.legal reserves from extraordinary reserves.

5.2.12.13 Minority interest

	Current Period	Prior Period
Balance at Beginning of Period	**35,125**	**23,334**
Profit Share of Subsidiaries Net Profits	10,926	11,800
Prior Period Dividend	-	-
Increase / (Decrease) in Minority Interest due to Sales	-	-
Others	30	(9)
Balance at End of Period	**46,081**	**35,125**

(Thousands of New Turkish Lira (TL))

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

The Bank and its consolidated financial affiliates have asset purchase and sale commitments of TL 1,683,471 thousands (31 December 2008: TL 1,572,122 thousands), commitments for cheque payments of TL 1,520,956 thousands (31 December 2008: TL 1,356,288 thousands) and commitments for credit card limits of TL 9,042,652 thousands (31 December 2008: TL 8,820,059 thousands).

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	7,791,097	6,894,220
Letters of Guarantee in TL	4,563,677	4,118,306
Letters of Credit	2,294,901	2,511,344
Bills of Exchange and Acceptances	156,001	123,807
Prefinancings	-	-
Total	**14,805,676**	**13,647,677**

A specific provision of TL 50,856 thousands (31 December 2008: TL 2,459 thousands) is made for unliquidated non-cash loans of TL 90,423 thousands (31 December 2008: TL 15,901 thousands) recorded under the off-balance sheet items as of 30 September 2009.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 30 September 2009, in the Bank and its consolidated financial affiliates' "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 942,777,778 and EUR 1,000,000 (31 December 2008: USD 945,500,000 and EUR 1,175,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	883,715	225,228
With Original Maturity of 1 Year or Less	*20,970*	*15,067*
With Original Maturity of More Than 1 Year	*862,745*	*210,161*
Other Non-Cash Loans	14,507,528	14,341,906
Total	**15,391,243**	**14,567,134**

5.3.1.4 Other information on non-cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.1.5 Non-cash loans classified under Group I and II:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.3 Contingent liabilities and assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (TL))

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income from loans (*)

	Current Period		Prior Period	
	TL	FC	TL	FC
Interest Income from Loans				
Short-term loans	2,041,024	289,844	1,769,023	223,368
Medium and long-term loans	1,508,246	928,469	1,434,060	767,200
Loans under follow-up	28,106	-	18,016	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**3,577,376**	**1,218,313**	**3,221,099**	**990,568**

(*) Includes also fees and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	5,173	470	6,817	-
Domestic Banks	9,962	11,143	19,754	7,837
Foreign Banks	109,377	55,927	139,502	125,330
Foreign Head Offices and Branches	-	-	-	-
Total	**124,512**	**67,540**	**166,073**	**133,167**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	TL	FC	TL	FC
Trading Financial Assets	20,287	2,005	19,824	10,206
Financial Assets Valued at Fair Value Through Profit	-	-	-	-
Financial Assets Available-for-Sale	2,002,009	177,446	1,423,127	212,237
Investments Held-to-Maturity	699,157	89,560	411,220	34,464
Total	**2,721,453**	**269,011**	**1,854,171**	**256,907**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	744	1,801

5.4.2 Interest expenses

5.4.2.1 Interest expenseson funds borrowed (*)

	Current Period		Prior Period	
	TL	FC	TL	FC
Banks				
Central Bank of Turkey	-	-	-	-
Domestic Banks	88,193	11,856	55,527	42,602
Foreign Banks	235,279	241,645	200,195	327,494
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	42,640	-	10,549
Total	**323,472**	**296,141**	**255,722**	**380,645**

(*) Includes also fees and commissions expenses on borrowings

(Thousands of New Turkish Lira (TL))

5.4.2.2 *Interest expenses paid to associates and subsidiaries*

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	1	1

5.4.2.3 *Interest expenses on securities issued*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 *Maturity structure of interest expense on deposits*

		Time Deposits						
Account Description	**Demand Deposits**	**Up to 1 Month**	**1-3 Months**	**3-6 Months**	**6-12 Months**	**1 Year and Over**	**Accumulating Deposit Accounts**	**Total**
Turkish Lira								
Bank Deposits	2,089	39,841	237	370	298	234	-	43,069
Saving Deposits	884	557,018	1,025,387	15,065	14,609	11,927	-	1,624,890
Public Sector Deposits	1	18,601	22,965	2	30	7	-	41,606
Commercial Deposits	5,202	375,315	456,880	13,168	3,688	17,215	-	871,468
Others	5,163	13,872	35,268	90	38	22	-	54,453
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total TL	**13,339**	**1,004,647**	**1,540,737**	**28,695**	**18,663**	**29,405**	**-**	**2,635,486**
Foreign Currency								
Foreign Currency Deposits	7,896	237,372	260,714	41,619	52,588	35,780	1,745	637,714
Bank Deposits	1,558	13,008	1,830	3,202	2,567	3,573	-	25,738
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	1	-	423	-	-	424
Total FC	**9,454**	**250,380**	**262,545**	**44,821**	**55,578**	**39,353**	**1,745**	**663,876**
Grand Total	**22,793**	**1,255,027**	**1,803,282**	**73,516**	**74,241**	**68,758**	**1,745**	**3,299,362**

5.4.2.5 *Interest expense on repurchase agreements*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 *Financial lease expenses*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 *Interest expenses on factoring payables*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (TL))

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**53,023,946**	**17,511,218**
Trading Account Income	711,349	156,725
Derivative Financial Instruments	2,500,730	1,477,212
Foreign Exchange Gain	49,811,867	15,877,281
Losses (-)	**52,203,933**	**17,388,941**
Trading Account Losses	332,024	101,288
Derivative Financial Instruments	2,182,106	1,289,911
Foreign Exchange Losses	49,689,803	15,997,742
Total	**820,013**	**122,277**

TL 165,586 thousands (30 September 2008: TL 17,984 thousands) of foreign exchange gains and TL 341,326 thousands (30 September 2008: TL 253,457 thousands) of foreign exchange losses are resulted from the exchange rate changes of derivative transactions.

5.4.5 Other operating income

The items under "other operating income" generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**1,098,580**	**201,707**
Loans and receivables in Group III	221,628	106,586
Loans and receivables in Group IV	422,671	39,168
Loans and receivables in Group V	454,281	55,953
General Provisions	**19,722**	**114,914**
Provision for Possible Losses	**265,000**	**30,000**
Impairment Losses on Securities	**20,458**	**435**
Financial assets at fair value through profit or loss	43	379
Financial assets available-for-sale	20,415	56
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**16**	**2,890**
Associates	-	-
Subsidiaries	16	7
Joint Ventures (Business Partnership)	-	-
Investments held-to-maturity	-	2,883
Others	**70,481**	**2,890**
Total	**1,474,257**	**352,836**

(Thousands of New Turkish Lira (TL))

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	762,818	730,150
Reserve for Employee Termination Benefits	23	359
Defined Benefit Obligation	-	164,598
Impairment Losses on Tangible Assets	-	1
Depreciation Expenses of Tangible Assets	128,941	123,122
Impairment Losses on Intangible Assets	-	-
Goodwill Impairment Losses	-	-
Amortisation Expenses of Intangible Assets	7,672	7,625
Decrease in Value of Equity Accounting Shares	-	-
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	533	682
Impairment Losses on Assets Held for Sale and Discontinued Assets	-	-
Other Operating Expenses	767,038	721,691
Operational lease related expenses	*99,008*	*79,989*
Repair and maintenance expenses	*20,872*	*19,117*
Advertisement expenses	*64,448*	*86,908*
Other expenses	*582,710*	*535,677*
Loss on Sale of Assets	1,126	8,179
Others (*)	341,464	325,438
Total	**2,009,615**	**2,081,845**

(*) In the current period, this item includes a provision amounting TL 104,600 thousands (30 September 2008: TL 124,735 thousands) for short-term employee benefits.

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.9 Provision for taxes including taxes for discontinued operations

As of 30 September 2009, on a consolidated basis, the Bank recorded a current tax expense of TL 658,202 thousands (30 September 2008: TL 386,858 thousands) and a deferred tax income of TL 39,042 thousands (30 September 2008: TL 9,068 thousands).

Deferred tax income/expense on timing differences :

Deferred tax income/(expense) on timing differences	**Current Period**
Increase in Tax Deductable Timing Differences (+)	99,880
Decrease in Tax Deductable Timing Differences (-)	6,274
Increase in Taxable Timing Differences (-)	71,348
Decrease in Taxable Timing Differences (+)	16,784
Total	**39,042**

(Thousands of New Turkish Lira (TL))

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(Decrease) in Tax Deductable Timing Differences (net)	93,606
(Increase)/Decrease in Taxable Timing Differences (net)	(54,564)
Increase/(Decrease) in Tax Losses (net)	-
Increase/(Decrease) in Tax Deductions and Exemptions (net)	-
Total	**39,042**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.11.3 Minority interest's profit/loss

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	10,926	8,290

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Consolidated statement of changes in shareholders' equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Consolidated statement of cash flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (TL))

5.7 Related Party Risks

5.7.1 Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	23,597	3,157	25	1,661	274,415	184,521
Balance at end of period	24,743	3,154	124	1,821	286,734	369,534
Interest and Commission Income	948	1	495	1	18,622	1,528

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	9,033	244	1	1,090	158,515	168,482
Balance at end of period	23,597	3,157	25	1,661	274,415	184,251
Interest and Commission Income	1,497	1	526	4	6,265	897

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	1,752	8,448	313,475	91,590	186,263	240,401
Balance at end of period	1,752	1,752	250,711	313,475	324,198	186,263
Interest Expenses	1	1	11,479	16,667	9,050	14,140

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions at Fair Value Through Profit or Loss:						
Beginning of Period	13,500	-	-	-	-	-
End of Period	13,363	13,500	-	-	16,577	-
Total Profit/(Loss)	37,985	-	-	-	353	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-

(Thousands of New Turkish Lira (TL))

5.7.2 Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting TL 255,374 thousands (31 December 2008 TL 250,131 thousands) compose 0.48% (31 December 2008: 0.48%) of the Bank's total cash loans and 0.23% (31 December 2008: 0.25%) of the Bank's total assets. The total loans and similar receivables amounting TL 311,601 thousands (31 December 2008: TL 298,037 thousands) compose 0.28% (31 December 2008: 0.30%) of the Bank's total assets. The non-cash loans of the risk group amounting TL 374,509 thousands (31 December 2008: TL 189,069 thousands) compose 2.43% (31 December 2008: 1.30%) of the Bank's total non-cash loans. The deposits of the risk group amounting TL 576,661 thousands (31 December 2008: TL 501,490 thousands) compose 0.90% (31 December 2008: 0.87%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

There is a credit card (POS) payable amounting TL 8,335 thousands (31 December 2008: TL 5,223 thousands) to related parties.

Operating expenses of TL 9,103 thousands (30 September 2008: TL 11,937 thousands) for IT services rendered by related parties and rent income of TL 192 thousands (30 September 2008: TL 212 thousands) for the real estates rented to related parties, are recorded.

The Bank and its consolidated financial affiliates made a total payment of TL 63,818 thousands as of 30 September 2009 (30 September 2008: 60,494) to its top management considered as the key management.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

At 11 March 2008, a real estate with a net book value of TL 40,581 thousands was sold to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of TL 42,693 thousands). The sale price, of which USD 15 millions was collected immediately at the date of sale, was fully collected. A gain of TL 2,112 thousands was recognized as income on this transaction in prior period.

At 6 March 2009, a real estate was purchased from Eureko Sigorta AŞ at a price of TL 12,434 thousands and fully paid.

The Bank purchased a real estate at a total price of USD 11,000,000 plus VAT (equivalent of TL 18,121 thousands) at 3 June 2009 through payments of USD 6,000,000 at 6 April 2009 and USD 5,880,000 at 3 June 2009 as per the trading commitment agreement with Doğuş-Ge Gayrimenkul Yatırım Ortaklığı AŞ.

5.8 Domestic, foreign and off-shore branches or investments and foreign representative offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.9 Significant events and matters arising subsequent to the balance sheet date

The Bank has acquired one ordinary share that EFG Finansal Kiralama AŞ had in Garanti Bank Moscow, one of the Bank's subsidiaries, representing a 0.0578% ownership in the registered share capital of this bank at a nominal value of Rouble 255,000 on 15 October 2009 for a purchase price of USD 65,000.

5.10 Other Disclosures on Activities of the Bank

5.10.1 Parent bank's latest international risk ratings

MOODY'S *(September 2009)**

Long Term FC Deposit	B1
Long Term TL Deposit	A3
Short Term TL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Positive
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(September 2009)**

Long Term FC Obligations	BB-
Long Term TL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(November 2009)**

Foreign Currency	
Long Term	BB (RWP)
Short Term	B
Outlook	Stable
Individual	C
Support	4 (RWP)
Turkish Lira	
Long Term	BBB- (RWP)
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2008)**

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

JCR EURASIA RATINGS *(May 2009)**

Long Term International FC	BB+ (Stable)
Long Term International TL	BBB (Stable)
Long Term International	AAA (Trk) (Stable)
Short Term International FC	B (Stable)
Short Term International TL	A-3 (Stable)
Short Term National	A-1+ (Trk) (Stable)
Support	1
Independency from Shareholders	A

(*) Latest dates in risk ratings or outlooks

5.10.2 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S *(August 2009)**	
Long Term FC Deposit	Baa1
Short Term FC Deposit	Prime 2
Subordinate-Dom Curr	Baa2
FSR	C-
Outlook	Negative

(*) Latest date in risk ratings or outlooks.

5.10.3 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS *(November 2009)**	
Foreign Currency	
Long Term	BB (RWP)
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB- (RWP)
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

(*) Latest date in risk ratings or outlooks.

5.10.4 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS *(November 2009)**	
Foreign Currency	
Long Term	BB (RWP)
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB- (RWP)
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

STANDARD AND POORS *(September 2009)**	
FC Obligations	BB-
TL Obligations	BB-
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (TL))

5.10.5 Dividends

At the Bank's annual general assembly dated 2 April 2009 and extraordinary general assembly dated 3 September 2009, it was decided to distribute the profit of 2008 as follows:

2008 PROFIT DISTRIBUTION TABLE	
2008 Net Profit	**1,750,488**
A– I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(87,524)
Undistributable funds	(4,424)
B – The first dividend at 5% of the paid capital	(210,000)
C – Extraordinary reserves at 5% after above deductions	(72,427)
D - Founder shares	(65,000)
E – Extraordinary reserves	(1,304,613)
F – II. Legal reserve (Turkish Commercial Code 466/2)	(6,500)

5.10.6 Other disclosures

On 23 February 2009, the Bank obtained a subordinated debt of EUR 50 millions from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique SA), a company of the French Development Agency Group with an interest of Euribor+3.5% and maturity of 12 years with a repayment option at the end of the seventh year to finance the clean energy projects. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by the BRSA in the calculation of the Bank's capital adequacy ratio in compliance with the conditions set in the "Regulation on Equities of Banks" issued by the BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

6 Independent Auditors' Review Report

6.1 Disclosure on independent auditors' review report

The consolidated financial statements of the Bank and its financial affiliates as of 30 September 2009, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 6 November 2009 that except for the effect of the matter described in the third paragraph on the financial statements, nothing material has come to their attention that caused them to believe that the accompanying consolidated interim financial statements do not give a true and fair view of the financial position and results of operations of the Bank and its financial affiliates as of 30 September 2009.

....

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 19, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed Garanti Bank's bank-only financial statements for the period ended September 30, 2009 prepared in line with the BRSA's (Turkish Banking Regulation and Supervision Agency) directives.

Regards,

Garanti Bank





Sinem Özonur
Manager
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Nine-Month Period Ended

30 September 2009

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ

6 November 2009

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 77 pages.



Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 30 September 2009 and the related unconsolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the nine-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

As of the balance sheet date, the accompanying financial statements include a general reserve amounting to TL 265,000 thousands provided by the Bank management in line with conservatism principle considering the circumstances which may arise from any changes in economy or market conditions, and full amount of such provision has been recognized as expense in the current period.

Based on our review, except for the effect on the unconsolidated financial statements of the matter described in the paragraph above, nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 30 September 2009 and the result of its operations and cash flows for the nine-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Article 37 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

Istanbul,
6 November 2009

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Interim Financial Report as of and for the Nine-Month Period Ended 30 September 2009

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Interim Financial Report for the nine-month period ended 30 September 2009 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

The unconsolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of Turkish Lira (TL).

Ferit F. Şahenk
Board of Directors Chairman

S. Ergun Özen
General Manager

Aydın Şenel
Executive Vice President

Mustafa Keleş
Financial Accounting Director

M. Cüneyt Sezgin
Audit Committee Member

Des O'Shea
Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

		Page No:
	SECTION ONE	
	General Information	

(Thousands of Turkish Lira (TL))

1 General Information

1.1 History of the bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 737 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on bank's risk group

As of 30 September 2009, the group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) Group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of Türkiye Garanti Bankası AŞ at a nominal value of TL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Doğuş Group that was established in 1951 initially for investments in construction sector, operates in seven sectors namely financial services, automotive, construction, real estate, tourism, media and energy with more than 70 companies and approximately 20 thousand employees.

The major worldwide joint ventures of the Group are; General Electric in finance and real estate, Volkswagen AG and TÜVSÜD in automotive, French Alstom and Japan Marubeni in construction, CNBC in media and Starwood Hotels & Resorts, Worldwide Inc., HMS International Hotel GmbH (Maritim) and Aldania GmbH in tourism.

The major investments of the Group in financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its four major business lines providing services through their own business units with more than 300 thousand employees. These four business lines are;

GE Technology Infrastructure
GE Energy Infrastructure
GE Capital Finance
NBC Universal

(Thousands of Turkish Lira (TL))

GE Global Banking that operates under GE Capital Finance, one of GE's major business lines extends loans to consumers, retailers and car vendors in 26 countries. GE Global Banking provides variety of financial products to customers such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation.

1.3 Information on the bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	19 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	27 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	21 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	35 years
Denis Arthur Hall	Member	08.10.2008	College	25 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	32 years
Dmitri Lysander Stockton	Member	22.12.2005	University	18 years
Xavier Pascal Durand	Member	02.04.2009	Master	9 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	22 years

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	22 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	31 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	24 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	17 years
Ali Temel	EVP-Loans	21.10.1999	University	19 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	15 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	27 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	24 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	18 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	17 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	24 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	28 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	14 years
Avni Aydın Düren	EVP-Legal Services	15.01.2009	Master	15 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of Turkish Lira (TL))

1.4 Information on the bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,119,800	26.6619%	1,119,800	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on the bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Unconsolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 30 September 2009

	ASSETS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 30 September 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
I.	CASH AND BALANCES WITH CENTRAL BANK	(5.1.1)	5.272.084	2.992.977	8.265.061	2.575.050	2.956.524	5.531.574
II.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)	(5.1.2)	701.313	138.704	840.017	509.347	156.750	666.097
2.1	Financial assets held for trading		701.313	138.704	840.017	509.347	156.750	666.097
2.1.1	Government securities		95.115	10.284	105.399	4.663	15.599	20.262
2.1.2	Equity securities		8.600	-	8.600	600	-	600
2.1.3	Derivative financial assets held for trading		588.737	128.420	717.157	494.884	141.151	636.035
2.1.4	Other securities		8.861	-	8.861	9.200	-	9.200
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Loans		-	-	-	-	-	-
2.2.4	Other securities		-	-	-	-	-	-
III.	BANKS	(5.1.3)	2.243.032	5.004.737	7.247.769	1.425.450	3.375.585	4.801.035
IV.	INTERBANK MONEY MARKETS		30.117	-	30.117	40.552	-	40.552
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		30.117	-	30.117	40.552	-	40.552
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)	(5.1.4)	21.545.024	2.788.974	24.333.998	14.887.550	2.458.231	17.345.781
5.1	Equity securities		61.083	60.750	121.833	25.679	44.989	70.668
5.2	Government securities		21.277.499	1.012.834	22.290.333	14.550.954	755.085	15.306.039
5.3	Other securities		206.442	1.715.390	1.921.832	310.917	1.658.157	1.969.074
VI.	LOANS	(5.1.5)	29.358.102	20.786.264	50.144.366	28.030.439	21.876.968	49.907.407
6.1	Performing loans		28.968.088	20.786.264	49.754.352	27.580.293	21.876.968	49.457.261
6.1.1	Loans to bank's risk group	(5.7)	218.938	271.215	490.153	128.749	538.322	667.071
6.1.2	Government securities		-	-	-	-	-	-
6.1.3	Others		28.749.150	20.515.049	49.264.199	27.451.544	21.338.646	48.790.190
6.2	Loans under follow-up		2.114.449	-	2.114.449	1.239.739	-	1.239.739
6.3	Specific provisions (-)		1.724.435	-	1.724.435	789.593	-	789.593
VII.	FACTORING RECEIVABLES		-	-	-	-	-	-
VIII.	INVESTMENTS HELD-TO-MATURITY (Net)	(5.1.6)	5.787.963	1.352.596	7.140.559	6.054.289	1.563.008	7.617.297
8.1	Government securities		5.787.963	1.352.596	7.140.559	6.054.289	1.563.008	7.617.297
8.2	Other securities		-	-	-	-	-	-
IX.	INVESTMENTS IN ASSOCIATES (Net)	(5.1.7)	27.705	-	27.705	27.705	-	27.705
9.1	Associates consolidated under equity accounting		-	-	-	-	-	-
9.2	Unconsolidated associates		27.705	-	27.705	27.705	-	27.705
9.2.1	Financial investments in associates		25.991	-	25.991	25.991	-	25.991
9.2.2	Non-financial investments in associates		1.714	-	1.714	1.714	-	1.714
X.	INVESTMENTS IN SUBSIDIARIES (Net)	(5.1.8)	298.262	585.178	883.440	229.368	582.760	812.128
10.1	Unconsolidated financial investments in subsidiaries		286.179	585.178	871.357	219.005	582.760	801.765
10.2	Unconsolidated non-financial investments in subsidiaries		12.083	-	12.083	10.363	-	10.363
XI.	INVESTMENTS IN JOINT-VENTURES (Net)	(5.1.9)	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	LEASE RECEIVABLES (Net)	(5.1.10)	-	-	-	-	-	-
12.1	Financial lease receivables		-	-	-	-	-	-
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		-	-	-	-	-	-
XIII.	DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT	(5.1.11)	-	-	-	-	69.161	69.161
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	-	-	-	69.161	69.161
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	TANGIBLE ASSETS (Net)	(5.1.12)	1.093.498	1.424	1.094.922	1.083.517	1.179	1.084.696
XV.	INTANGIBLE ASSETS (Net)	(5.1.13)	17.616	-	17.616	15.764	-	15.764
15.1	Goodwill		-	-	-	-	-	-
15.2	Other intangibles		17.616	-	17.616	15.764	-	15.764
XVI.	INVESTMENT PROPERTY (Net)	(5.1.14)	-	-	-	-	-	-
XVII.	TAX ASSET		50.309	-	50.309	34.255	-	34.255
17.1	Current tax asset		2.351	-	2.351	70	-	70
17.2	Deferred tax asset	(5.1.15)	47.958	-	47.958	34.185	-	34.185
XVIII.	ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	(5.1.16)	86.670	-	86.670	81.304	-	81.304
18.1	Assets held for sale		86.670	-	86.670	81.304	-	81.304
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	OTHER ASSETS	(5.1.17)	587.297	61.163	648.460	844.459	61.645	906.104
	TOTAL ASSETS		67.098.992	33.712.017	100.811.009	55.839.049	33.101.811	88.940.860

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 30 September 2009

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 30 September 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	(5.2.1)	**31.924.055**	**26.187.318**	**58.111.373**	**29.006.986**	**23.708.295**	**52.715.281**
1.1	Deposits from bank's risk group	(5.7)	565.999	319.089	885.088	311.435	413.825	725.260
1.2	Others		31.358.056	25.868.229	57.226.285	28.695.551	23.294.470	51.990.021
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(5.2.2)	**221.429**	**101.126**	**322.555**	**296.508**	**118.588**	**415.096**
III.	**FUNDS BORROWED**	(5.2.3)	**2.776.840**	**9.440.871**	**12.217.711**	**2.076.975**	**8.766.471**	**10.843.446**
IV.	**INTERBANK MONEY MARKETS**	(5.2.4)	**11.988.896**	**153.199**	**12.142.095**	**10.452.524**	**250.419**	**10.702.943**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		11.988.896	153.199	12.142.095	10.452.524	250.419	10.702.943
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Others		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**2.308.142**	**24.452**	**2.332.594**	**1.932.052**	**17.679**	**1.949.731**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**		**535.525**	**263.370**	**798.895**	**627.284**	**225.365**	**852.649**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	(5.2.5)	**670**	**5.107**	**5.777**	**597**	**22.760**	**23.357**
10.1	Financial lease payables		715	5.430	6.145	631	24.176	24.807
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		45	323	368	34	1.416	1.450
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	(5.2.6)	-	**3.763**	**3.763**	-	**4.871**	**4.871**
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	3.763	3.763	-	4.871	4.871
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	(5.2.7)	**1.099.174**	**20.659**	**1.119.833**	**781.480**	**22.951**	**804.431**
12.1	General provisions		429.086	19.492	448.578	409.543	19.256	428.799
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		206.928	-	206.928	197.372	-	197.372
12.4	Insurance technical provisions (Net)		-	-	-	-	-	-
12.5	Other provisions		463.160	1.167	464.327	174.565	3.695	178.260
XIII.	**TAX LIABILITY**	(5.2.8)	**542.656**	**209**	**542.865**	**378.236**	**107**	**378.343**
13.1	Current tax liability		542.656	209	542.865	378.236	107	378.343
13.2	Deferred tax liability		-	-	-	-	-	-
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.2.9)	-	-	-	-	-	-
14.1	Assets held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	(5.2.10)	-	**847.386**	**847.386**	-	**781.638**	**781.638**
XVI.	**SHAREHOLDERS' EQUITY**	(5.2.11)	**12.224.621**	**141.541**	**12.366.162**	**9.291.133**	**177.941**	**9.469.074**
16.1	Paid-in capital		4.200.000	-	4.200.000	4.200.000	-	4.200.000
16.2	Capital reserves		2.731.423	128.611	2.860.034	1.600.696	169.436	1.770.132
16.2.1	Share premium		11.880	-	11.880	11.880	-	11.880
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		1.417.656	131.039	1.548.695	288.033	104.484	392.517
16.2.4	Revaluation surplus on tangible assets		598.194	-	598.194	597.090	-	597.090
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		2.453	-	2.453	2.453	-	2.453
16.2.8	Hedging reserves (effective portion)		(71.314)	(2.428)	(73.742)	(71.314)	64.952	(6.362)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772.554	-	772.554	772.554	-	772.554
16.3	Profit reserves		3.210.625	12.930	3.223.555	1.739.949	8.505	1.748.454
16.3.1	Legal reserves		362.398	4.641	367.039	268.796	4.097	272.893
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		2.847.764	-	2.847.764	1.470.724	-	1.470.724
16.3.4	Other profit reserves		463	8.289	8.752	429	4.408	4.837
16.4	Profit or loss		2.082.573	-	2.082.573	1.750.488	-	1.750.488
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		2.082.573	-	2.082.573	1.750.488	-	1.750.488
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**63.622.008**	**37.189.001**	**100.811.009**	**54.843.775**	**34.097.085**	**88.940.860**

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Off-Balance Sheet Items
At 30 September 2009

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 30 September 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)			**37.806.765**	**42.007.556**	**79.814.321**	**31.399.717**	**38.058.985**	**69.458.702**
I.	**GUARANTEES AND SURETIES**	(5.3.1)	**4.564.753**	**10.390.167**	**14.954.920**	**4.231.196**	**10.034.868**	**14.266.064**
1.1.	Letters of guarantee		4.564.234	7.627.606	12.191.840	4.120.918	6.790.151	10.911.069
1.1.1.	Guarantees subject to State Tender Law		-	-	-	238.990	541.707	780.697
1.1.2.	Guarantees given for foreign trade operations		332.869	370.139	703.008	312.563	330.871	643.434
1.1.3.	Other letters of guarantee		4.231.365	7.257.467	11.488.832	3.569.365	5.917.573	9.486.938
1.2.	Bank acceptances		499	155.502	156.001	-	123.807	123.807
1.2.1.	Import letter of acceptance		499	142.768	143.267	-	108.097	108.097
1.2.2.	Other bank acceptances		-	12.734	12.734	-	15.710	15.710
1.3.	Letters of credit		20	2.607.059	2.607.079	278	3.120.910	3.121.188
1.3.1.	Documentary letters of credit		-	3	3	-	82	82
1.3.2.	Other letters of credit		20	2.607.056	2.607.076	278	3.120.828	3.121.106
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		-	-	-	110.000	-	110.000
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**	(5.3.1)	**17.058.808**	**7.559.455**	**24.618.263**	**14.325.782**	**3.577.545**	**17.903.327**
2.1.	Irrevocable commitments		17.058.808	7.558.820	24.617.628	14.325.782	3.576.891	17.902.673
2.1.1.	Asset purchase and sale commitments		41.011	1.113.257	1.154.268	101.953	635.532	737.485
2.1.2.	Deposit purchase and sale commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		4.250	10.146	14.396	812	-	812
2.1.4.	Loan granting commitments		3.134.818	2.321.053	5.455.871	2.787.561	1.535.359	4.322.920
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		2.073.649	2.759.239	4.832.888	-	-	-
2.1.7.	Commitments for cheque payments		1.521.016	-	1.521.016	1.356.364	-	1.356.364
2.1.8.	Tax and fund obligations on export commitments		31.811	-	31.811	25.834	-	25.834
2.1.9.	Commitments for credit card limits		8.988.043	-	8.988.043	8.789.048	-	8.789.048
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1.264.210	1.355.125	2.619.335	1.264.210	1.406.000	2.670.210
2.2.	Revocable commitments		-	635	635	-	654	654
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	635	635	-	654	654
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(5.3.2)	**16.183.204**	**24.057.934**	**40.241.138**	**12.842.739**	**24.446.572**	**37.289.311**
3.1.	Derivative financial instruments held for risk managemen		-	1.435	1.435	-	110.523	110.523
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	1.435	1.435	-	110.523	110.523
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		16.183.204	24.056.499	40.239.703	12.842.739	24.336.049	37.178.788
3.2.1.	Forward foreign currency purchases/sales		2.455.773	3.009.570	5.465.343	1.842.879	2.509.939	4.352.818
3.2.1.1.	Forward foreign currency purchases		1.242.340	1.469.425	2.711.765	835.846	1.346.064	2.181.910
3.2.1.2.	Forward foreign currency sales		1.213.433	1.540.145	2.753.578	1.007.033	1.163.875	2.170.908
3.2.2.	Currency and interest rate swaps		7.541.322	8.667.617	16.208.939	9.282.041	14.428.281	23.710.322
3.2.2.1.	Currency swaps-purchases		3.083.064	5.129.373	8.212.437	5.342.075	6.590.355	11.932.430
3.2.2.2.	Currency swaps-sales		4.458.258	3.436.568	7.894.826	3.939.966	7.799.523	11.739.489
3.2.2.3.	Interest rate swaps-purchases		-	50.724	50.724	-	17.990	17.990
3.2.2.4.	Interest rate swaps-sales		-	50.952	50.952	-	20.413	20.413
3.2.3.	Currency, interest rate and security options		6.169.126	11.602.890	17.772.016	1.683.016	6.523.740	8.206.756
3.2.3.1.	Currency call options		2.887.211	4.038.243	6.925.454	658.260	1.580.783	2.239.043
3.2.3.2.	Currency put options		3.249.720	4.036.017	7.285.737	990.950	1.451.277	2.442.227
3.2.3.3.	Interest rate call options		-	1.815.590	1.815.590	-	1.799.040	1.799.040
3.2.3.4.	Interest rate put options		-	1.713.040	1.713.040	-	1.692.640	1.692.640
3.2.3.5.	Security call options		19.982	-	19.982	33.806	-	33.806
3.2.3.6.	Security put options		12.213	-	12.213	-	-	-
3.2.4.	Currency futures		16.338	26.694	43.032	27.209	33.537	60.746
3.2.4.1.	Currency futures-purchases		16.338	4.750	21.088	24.833	24.967	49.800
3.2.4.2.	Currency futures-sales		-	21.944	21.944	2.376	8.570	10.946
3.2.5.	Interest rate futures		-	9.523	9.523	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	5.860	5.860	-	-	-
3.2.5.2.	Interest rate futures-sales		-	3.663	3.663	-	-	-
3.2.6.	Others		645	740.205	740.850	7.594	840.552	848.146
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**178.850.961**	**117.797.922**	**296.648.883**	**149.828.729**	**108.222.111**	**258.050.840**
IV.	**ITEMS HELD IN CUSTODY**		**47.846.338**	**15.239.220**	**63.085.558**	**38.828.829**	**15.588.198**	**54.417.027**
4.1.	Customers' securities held		25.653.950	3.783.988	29.437.938	18.299.861	3.913.486	22.213.347
4.2.	Investment securities held in custody		15.162.377	804.063	15.966.440	13.804.387	932.508	14.736.895
4.3.	Checks received for collection		5.015.483	795.510	5.810.993	4.869.700	895.721	5.765.421
4.4.	Commercial notes received for collection		1.979.113	1.784.849	3.763.962	1.822.785	1.776.262	3.599.047
4.5.	Other assets received for collection		11.840	7.627.908	7.639.748	9.649	7.665.813	7.675.462
4.6.	Assets received through public offering		-	33.898	33.898	-	25.454	25.454
4.7.	Other items under custody		23.575	409.004	432.579	22.447	378.954	401.401
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**131.004.623**	**102.558.702**	**233.563.325**	**110.999.900**	**92.633.913**	**203.633.813**
5.1.	Securities		545.751	257	546.008	77.210	-	77.210
5.2.	Guarantee notes		19.307.913	7.009.163	26.317.076	16.424.680	6.927.507	23.352.187
5.3.	Commodities		-	-	-	157	-	157
5.4.	Warranties		-	-	-	-	-	-
5.5.	Real estates		25.278.212	23.960.606	49.238.818	19.469.018	20.275.144	39.744.162
5.6.	Other pledged items		85.872.577	71.588.242	157.460.819	75.028.665	65.430.814	140.459.479
5.7.	Pledged items-depository		170	434	604	170	448	618
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**216.657.726**	**159.805.478**	**376.463.204**	**181.228.446**	**146.281.096**	**327.509.542**

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Income Statement
For the Nine-Month Period Ended 30 September 2009

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)			
			CURRENT PERIOD 1 January 2009- 30 September 2009	PRIOR PERIOD 1 January 2008- 30 September 2008	CURRENT PERIOD 1 July 2009- 30 September 2009	PRIOR PERIOD 1 July 2008- 30 September 2008
I.	**INTEREST INCOME**	(5.4.1)	**7.910.698**	**6.575.827**	**2.505.454**	**2.371.720**
1.1	Interest income on loans		4.632.043	4.066.630	1.434.051	1.439.576
1.2	Interest income on reserve deposits		122.421	154.037	33.701	55.668
1.3	Interest income on banks		148.083	200.011	52.570	65.179
1.4	Interest income on money market transactions		2.841	4.178	482	2.088
1.5	Interest income on securities portfolio		2.892.380	2.014.795	952.332	763.748
1.5.1	Trading financial assets		14.571	14.999	3.411	8.709
1.5.2	Financial assets valued at fair value through profit or loss		-	-	-	-
1.5.3	Financial assets available-for-sale		2.099.529	1.584.457	712.566	636.769
1.5.4	Investments held-to-maturity		778.280	415.339	236.355	118.270
1.6	Financial lease income		-	-	-	-
1.7	Other interest income		112.930	136.176	32.318	45.461
II.	**INTEREST EXPENSE**	(5.4.2)	**4.242.876**	**4.144.630**	**1.227.094**	**1.535.513**
2.1	Interest on deposits		3.136.320	2.909.662	892.974	1.076.891
2.2	Interest on funds borrowed		501.141	504.714	166.773	167.737
2.3	Interest on money market transactions		602.159	724.519	167.049	289.563
2.4	Interest on securities issued		-	-	-	-
2.5	Other interest expenses		3.256	5.735	298	1.322
III.	**NET INTEREST INCOME (I - II)**		**3.667.822**	**2.431.197**	**1.278.360**	**836.207**
IV.	**NET FEES AND COMMISSIONS INCOME**		**1.258.218**	**1.095.218**	**420.473**	**360.913**
4.1	Fees and commissions received		1.595.645	1.435.360	529.900	496.781
4.1.1	Non-cash loans		125.953	82.643	42.337	28.104
4.1.2	Others		1.469.692	1.352.717	487.563	468.677
4.2	Fees and commissions paid		337.427	340.142	109.427	135.868
4.2.1	Non-cash loans		582	257	186	106
4.2.2	Others		336.845	339.885	109.241	135.762
V.	**DIVIDEND INCOME**	(5.4.3)	**78.918**	**75.518**	**1.193**	**1.386**
VI.	**NET TRADING INCOME/LOSSES (Net)**	(5.4.4)	**806.164**	**114.959**	**83.771**	**4.987**
6.1	Trading account income/losses		353.713	47.303	50.203	6.884
6.2	Income/losses from derivative financial instruments		356.865	212.471	(27.316)	237.966
6.3	Foreign exchange gains/losses		95.586	(144.815)	60.884	(239.863)
VII.	**OTHER OPERATING INCOME**	(5.4.5)	**104.520**	**254.552**	**25.128**	**25.466**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**5.915.642**	**3.971.444**	**1.808.925**	**1.228.959**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	(5.4.6)	**1.415.353**	**319.384**	**343.789**	**93.888**
X.	**OTHER OPERATING EXPENSES (-)**	(5.4.7)	**1.840.338**	**1.918.052**	**627.354**	**615.832**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**2.659.951**	**1.734.008**	**837.782**	**519.239**
XII.	**INCOME RESULTED FROM MERGERS**		-	-	-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-	-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-	-	-
XV.	**OPERATING PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	(5.4.8)	**2.659.951**	**1.734.008**	**837.782**	**519.239**
XVI.	**PROVISION FOR TAXES (±)**	(5.4.9)	**577.378**	**333.500**	**171.069**	**114.000**
16.1	Current tax charge		614.732	342.606	218.771	113.991
16.2	Deferred tax charge/(credit)		(37.354)	(9.106)	(47.702)	9
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	(5.4.10)	**2.082.573**	**1.400.508**	**666.713**	**405.239**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-	-	-
18.1	Income from assets held for sale		-	-	-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-	-	-
18.3	Others		-	-	-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-	-	-
19.1	Expenses on assets held for sale		-	-	-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-	-	-
19.3	Others		-	-	-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	(5.4.8)	-	-	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	(5.4.9)	-	-	-	-
21.1	Current tax charge		-	-	-	-
21.2	Deferred tax charge/(credit)		-	-	-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	(5.4.10)	-	-	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	(5.4.11)	**2.082.573**	**1.400.508**	**666.713**	**405.239**
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**496**	**546**	**159**	**72**

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi

Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Nine-Month Period Ended 30 September 2009

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF TURKISH LIRA (TL)	
		CURRENT PERIOD 30 September 2009	PRIOR PERIOD 30 September 2008
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	1.450.771	(249.285)
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	717	12.033
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	(66.982)	(33.461)
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	-	(9.269)
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	(9.410)	33.995
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	(285.581)	37.764
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	1.089.515	(208.223)
XI.	CURRENT PERIOD PROFIT/LOSSES	2.082.573	1.400.508
1.1	Net changes in fair value of securities (transferred to income statement)	114.463	54.000
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	1.968.110	1.346.508
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	3.172.088	1.192.285

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Changes in Shareholders' Equity
For the Nine-Month Period Ended 30 September 2009

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF TURKISH LIRA (YTL) Paid-In Capital	Capital Reserves from Inflation Adj.s to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Accu. Rev. Surp. on Assets Held for Sale and Assets of Discont. Op.s	Total Shareholders' Equity
PRIOR PERIOD (30/9/2008)																	
I. Balances at beginning of the period		2.100.000	772.554	-	-	156.211	-	1.275.689	(1.715)	-	2.315.616	208.057	29.864	2.453	24.390	-	6.883.119
II. Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1 Effect of corrections																	-
2.2 Effect of changes in accounting policies								-			-	-					-
III. Adjusted balances at beginning of the period (I+II)	(5.5)	2.100.000	772.554	-	-	156.211	-	1.275.689	(1.715)	-	2.315.616	208.057	29.864	2.453	24.390	-	6.883.119
Changes during the period																	
IV. Mergers																	-
V. Market value changes of securities												(177.525)					(177.525)
VI. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(40.876)	-	(40.876)
6.1 Cash flow hedge															(33.461)		(33.461)
6.2 Hedge of net investment in foreign operations															(7.415)		(7.415)
VII. Revaluation surplus on tangible assets																	-
VIII. Revaluation surplus on intangible assets																	-
IX. Bonus shares of associates, subsidiaries and joint-ventures														-			-
X. Translation differences						146			2.617			7.415					10.178
XI. Changes resulted from disposal of assets														-			-
XII. Changes resulted from resclassification of assets																	-
XIII. Effect of change in equities of associates on bank's equity																	-
XIV. Capital increase		2.100.000	-	11.880	-	-	-	-	-	-	-	-	-	-	-	-	2.111.880
14.1. Cash		2.100.000		11.880					0								2.111.880
14.2. Internal sources																	-
XV. Share issuance																	-
XVI. Share cancellation profits																	-
XVII. Capital reserves from inflation adjustments to paid-in capital																	-
XVIII. Others								(1.434.233)									(1.434.233)
XIX. Current period net profit/loss										1.400.508							1.400.508
XX. Profit distribution		-	-	-	-	115.781	-	1.629.268	3.341	-	(2.315.616)	-	567.226	-	-	-	-
20.1. Dividends											-						-
20.2. Transfers to reserves						115.781		1.629.268			(1.745.049)						-
20.3. Others									3.341		(570.567)		567.226				-
Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		4.200.000	772.554	11.880	-	272.138	-	1.470.724	4.243	1.400.508	-	37.947	597.090	2.453	(16.486)	-	8.753.051
CURRENT PERIOD (30/9/2009)																	
I. Balances at beginning of the period		4.200.000	772.554	11.880	-	272.893	-	1.470.724	4.837	-	1.750.488	392.517	597.090	2.453	(6.362)	-	9.469.074
Changes during the period	(5.5)																
II. Mergers																	-
III. Market value changes of securities												1.156.178					1.156.178
IV. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(67.380)	-	(67.380)
4.1 Cash flow hedge															(67.380)		(67.380)
4.2 Hedge of net investment in foreign operations															-		-
V. Revaluation surplus on tangible assets																	-
VI. Revaluation surplus on intangible assets																	-
VII. Bonus shares of associates, subsidiaries and joint-ventures																	-
VIII. Translation differences						122			595			-					717
IX. Changes resulted from disposal of assets														-			-
X. Changes resulted from resclassification of assets																	-
XI. Effect of change in equities of associates on bank's equity																	-
XII. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1 Cash									-								-
12.2 Internal sources																	-
XIII. Share issuance																	-
XIV. Share cancellation profits																	-
XV. Capital reserves from inflation adjustments to paid-in capital																	-
XVI. Others								-									-
XVII. Current period net profit/loss										2.082.573							2.082.573
XVIII. Profit distribution		-	-	-	-	94.024	-	1.377.040	3.320	-	(1.750.488)	-	1.104	-	-	-	(275.000)
18.1. Dividends						6.500		(281.500)			-						(275.000)
18.2. Transfers to reserves						87.524		1.658.540			(1.746.064)						-
18.3. Others									3.320		(4.424)		1.104				-
Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		4.200.000	772.554	11.880	-	367.039	-	2.847.764	8.752	2.082.573	-	1.548.695	598.194	2.453	(73.742)	-	12.366.162

Türkiye Garanti Bankası Anonim Şirketi

Statement of Cash Flows

For the Nine-Month Period Ended 30 September 2009

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF TURKISH LIRA (TL) CURRENT PERIOD 30 September 2009	PRIOR PERIOD 30 September 2008
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**3.197.224**	**1.664.458**
1.1.1	Interests received		8.467.446	6.469.343
1.1.2	Interests paid		(4.470.734)	(3.964.848)
1.1.3	Dividend received		78.918	75.518
1.1.4	Fees and commissions received		1.724.714	1.536.465
1.1.5	Other income		375.686	106.293
1.1.6	Collections from previously written-off loans and other receivables		28.107	18.014
1.1.7	Payments to personnel and service suppliers		(1.425.030)	(1.373.023)
1.1.8	Taxes paid		(635.996)	(164.478)
1.1.9	Others	(5.6)	(945.887)	(1.038.826)
1.2	**Changes in operating assets and liabilities**		**3.736.568**	**1.999.370**
1.2.1	Net (increase) decrease in financial assets held for trading		(93.331)	8.586
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks		(3.083.887)	(730.690)
1.2.4	Net (increase) decrease in loans		(676.002)	(8.978.812)
1.2.5	Net (increase) decrease in other assets		115.201	3.042.546
1.2.6	Net increase (decrease) in bank deposits		909.126	(108.021)
1.2.7	Net increase (decrease) in other deposits		4.631.080	8.945.199
1.2.8	Net increase (decrease) in funds borrowed		1.538.857	1.483.899
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	(5.6)	395.524	(1.663.337)
I.	**Net cash flow from banking operations**		**6.933.792**	**3.663.828**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**(4.595.152)**	**(3.999.321)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(562)	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	-
2.3	Purchases of tangible assets		(180.710)	(187.575)
2.4	Sales of tangible assets		40.434	97.983
2.5	Cash paid for purchase of financial assets available-for-sale		(13.221.833)	(8.437.361)
2.6	Cash obtained from sale of financial assets available-for-sale		8.505.646	4.136.463
2.7	Cash paid for purchase of investments held-to-maturity		(927.839)	-
2.8	Cash obtained from sale of investments held-to-maturity		1.189.712	391.169
2.9	Others	(5.6)	-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(304.847)**	**611.205**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	2.111.880
3.4	Dividends paid		(275.000)	-
3.5	Payments for financial leases		(29.847)	(66.442)
3.6	Others (payments for founder shares repurchased)	(5.6)	-	(1.434.233)
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	(5.6)	**(64.856)**	**157.347**
V.	**Net increase/(decrease) in cash and cash equivalents**		**1.968.937**	**433.059**
VI.	**Cash and cash equivalents at beginning of period**		**5.031.725**	**3.417.495**
VII.	**Cash and cash equivalents at end of period**		**7.000.662**	**3.850.554**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Thousands of Turkish Lira (TL))

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet is product diversification both on asset and liability sides.

(Thousands of Turkish Lira (TL))

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

The Bank had applied net investment hedge accounting for the exchange rate differences on the net investment risks on its foreign affiliates and its related financial liabilities in foreign currencies in the previous periods. The Bank prospectively discontinued this application as of 1 January 2009 within the framework of TFRIC 16 – Comment on Hedges of a Net Investment in a Foreign Operation, published in the Official Gazette dated 8 January 2009, no. 27104. The Bank started to apply fair value hedge accounting as at 1 January 2009 by designating the exchange rate risk of these foreign investments that are recognized under fair value accounting as hedged item, in compliance with "TAS 39 *Financial Instruments: Recognition and Measurement*". Accordingly, the effective portion of the foreign exchange differences is recorded under income statement in the current period.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. There are no embedded derivatives.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 and 20 August 2008 are for five-year maturity and with fixed real coupon rates of 5% and 6% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

(Thousands of Turkish Lira (TL))

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed separately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

(Thousands of Turkish Lira (TL))

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

(Thousands of Turkish Lira (TL))

3.17 Liabilities for employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

	30 September 2009	31 December 2008
Discount rate	6.26%	6.26%
Interest rate	12.00%	12.00%
Expected rate of salary/limit increase	5.40%	5.40%
Estimated employee turnover rate	6.55%	6.55%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee (and his/her dependents) will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	30 September 2009	
	Employer	Employee
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

(Thousands of Turkish Lira (TL))

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the SDIF, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court.

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

3.18 Taxation

3.18.1 Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The tax applications for foreign branches;

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next twelwe years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The municipality commerce tax, which is set as 3% of the taxable income, can be increased up to 225% by the authorization of the municipalities. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

(Thousands of Turkish Lira (TL))

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.18.3 Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 30 September 2009, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, retail and investment banking business lines. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of Turkish Lira (TL))

Information on the business segments is as follows as of 30 September 2009:

Current Period	**Retail Banking**	**Corporate Banking**	**Investment Banking**	**Other**	**Total Operations**
Total Operating Profit	1,912,591	1,837,407	1,830,805	255,921	5,836,724
Other	-	-	-	-	-
Total Operating Profit	**1,912,591**	**1,837,407**	**1,830,805**	**255,921**	**5,836,724**
Net Operating Profit	942,108	1,242,915	1,751,025	(1,355,015)	2,581,033
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	78,918	78,918
Net Operating Profit	**942,108**	**1,242,915**	**1,751,025**	**(1,276,097)**	**2,659,951**
Provision for Taxes	-	-	-	(577,378)	(577,378)
Net Profit	**942,108**	**1,242,915**	**1,751,025**	**(1,853,475)**	**2,082,573**
Segment Assets	16,711,162	33,433,204	47,366,080	2,389,418	99,899,864
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	911,145	911,145
Undistributed Items	-	-	-	-	-
Total Assets	**16,711,162**	**33,433,204**	**47,366,080**	**3,300,563**	**100,811,009**
Segment Liabilities	35,051,035	23,155,976	28,191,523	2,046,313	88,444,847
Shareholders' Equity	-	-	-	12,366,162	12,366,162
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**35,051,035**	**23,155,976**	**28,191,523**	**14,412,475**	**100,811,009**
Other Segment Items					
Capital Expenditure	-	-	-	157,790	157,790
Depreciation Expenses	-	-	-	128,862	128,862
Impairment Losses	-	-	59	1,415,294	1,415,353
Other Non-Cash Income/Expenses	2,593	(88,806)	1,075,929	18,546	1,008,262
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

None.

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 18.81%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

(Thousands of Turkish Lira (TL))

4.1.2 Capital adequacy ratio

	Risk Weightings						
	0%	10%	20%	50%	100%	150%	200%
Value at Credit Risk							
Balance Sheet Items (Net)	**21,291,747**	**-**	**2,850,985**	**12,364,294**	**38,361,448**	**360,554**	**13,497**
Cash on Hand	503,985	-	725	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	5,832,484	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	2,726,710	-	2,380,540	-	2,100,315	-	-
Interbank Money Market Placements	30,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,895,857	-	-	-	-	-	-
Loans	2,986,586	-	257,087	12,148,826	33,118,532	360,554	13,497
Loans under Follow-Up (Net)	-	-	-	-	390,014	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,030,656	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	26,805	-	-
Miscellaneous Receivables	71,582	-	-	-	83,588	-	-
Accrued Interest and Income	161,541	-	15,676	215,468	673,819	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	-	898,035	-	-
Tangible Assets (Net)	-	-	-	-	1,005,181	-	-
Other Assets	52,346	-	196,957	-	65,159	-	-
Off-Balance Sheet Items	**1,645,293**	**-**	**1,102,127**	**773,116**	**9,945,984**	**-**	**-**
Non-Cash Loans and Commitments	1,645,293	-	792,437	773,116	9,857,421	-	-
Derivative Financial Instruments	-	-	309,690	-	88,563	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**22,937,040**	**-**	**3,953,112**	**13,137,410**	**48,307,432**	**360,554**	**13,497**

4.1.3 Summary information related to capital adequacy ratio

	Current Period	Prior Period
Value at Credit Risk (VaCR)	56,234,584	53,973,934
Value at Market Risk (VaMR)	4,223,400	2,523,750
Value at Operational Risk (VaOR)	7,212,178	5,766,996
Shareholders' Equity	12,727,459	10,047,717
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100	18.81%	16.14%

(Thousands of Turkish Lira (TL))

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	4,200,000
Nominal Capital	4,200,000	4,200,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	11,880
Share Cancellation Profits	-	-
Legal Reserves	367,039	272,893
I. Legal Reserve (Turkish Commercial Code 466/1)	341,749	254,103
II. Legal Reserve (Turkish Commercial Code 466/2)	25,290	18,790
Reserves Allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	2,847,764	1,470,724
Reserve allocated as per the Decision held by the General Assembly	2,847,764	1,470,724
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,082,573	1,750,488
Current Period Profit	2,082,573	1,750,488
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	265,000	22,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	596,047	594,943
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss Excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-) (*)	120,181	-
Prepaid Expenses (-) (*)	187,332	295,671
Intangible Assets (-) (*)	17,616	15,764
Deferred Tax Asset excess of 10% of Core Capital (-) (*)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**10,817,728**	**9,095,482**
SUPPLEMENTARY CAPITAL		
General Provisions	448,578	428,799
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	2,453
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	839,565	760,000
45% of Securities Value Increase Fund (**)	678,757	142,608
Associates and Subsidiaries	41,464	46,593
Investment Securities Available for Sale	637,293	96,015
Other Reserves	8,752	4,837
Total Supplementary Capital	**1,979,071**	**1,339,663**

(Thousands of Turkish Lira (TL))

TIER III CAPITAL	-	-
CAPITAL	**12,796,799**	**10,435,145**
DEDUCTIONS FROM CAPITAL	**69,340**	**378,428**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	13,110	13,110
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	56,230	62,883
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**12,727,459**	**10,047,717**

(*) According to the "Regulation on Equities of Banks" Temporary Article 1 published in Official Gazette no. 26333 dated 1 November 2006, starting from 1 January 2009 leasehold improvements, prepaid expenses, intangible assets and deferred tax assets above 10% of core capital are directly deducted from core capital.

(**) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if it is negative then the whole amount is considered in the calculation.

4.2 Credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank set its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is the highest authority responsible of healthy performance of internal systems.

(Thousands of Turkish Lira (TL))

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the historical VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developed from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets. Furthermore, interest rate risk is monitored in line with the limits approved by the board of directors.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	269,148
(II) Capital Obligation against Specific Risks - Standard Method	33,321
(III) Capital Obligation against Currency Risk - Standard Method	23,740
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	11,663
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement	-
(VIII) Total Capital Obligation against Market Risk (I+II+III+IV+V+VI)	**337,872**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**4,223,400**

4.3.2 Monthly average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Operational risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of Turkish Lira (TL))

4.5 Currency risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 September 2009, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 1,239,785 thousands (31 December 2008: a long position of TL 1,684,034 thousands), net 'off-balance sheet' foreign currency long position amounts to TL 922,475 thousands (31 December 2008: a short position of TL 1,928,664 thousands), while net foreign currency short position amounts to TL 317,310 thousands (31 December 2008: TL 244,630 thousands).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in TL are as follows:

	USD	EUR	Yen (100)	GBP
Foreign currency purchase rates at balance sheet date	1.4650	2.1413	1.6343	2.3421
Rates for the days before balance sheet date;				
Day 1	1.4650	2.1308	1.6234	2.3352
Day 2	1.4650	2.1446	1.6398	2.3269
Day 3	1.4600	2.1450	1.6237	2.3278
Day 4	1.4600	2.1449	1.6247	2.3272
Day 5	1.4650	2.1553	1.6070	2.3578
Last 30-days arithmetical average rates	1.4657	2.1347	1.6054	2.3932

(Thousands of Turkish Lira (TL))

Currency risk:

	EURO	USD	YEN	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,423,146	1,539,544	298	29,989	2,992,977
Banks	2,340,296	2,620,272	7,132	37,037	5,004,737
Financial Assets at Fair Value through Profit/Loss	84,794	32,185	-	196	117,175
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	239,684	2,549,290	-	-	2,788,974
Loans (*)	7,768,541	14,549,693	37,331	530,984	22,886,549
Investments in Associates, Subsidiaries and Joint-Ventures	493,146	92,032	-	-	585,178
Investments Held-to-Maturity	5,642	1,346,954	-	-	1,352,596
Derivative Financial Assets Held for Risk Management	-	-	-	-	-
Tangible Assets	1,153	271	-	-	1,424
Intangible Assets	-	-	-	-	-
Other Assets	16,719	31,983	153	2,217	51,072
Total Assets	**12,373,121**	**22,762,224**	**44,914**	**600,423**	**35,780,682**
Liabilities					
Bank Deposits	598,307	1,084,262	8	53,926	1,736,503
Foreign Currency Deposits	8,208,001	15,507,917	26,498	468,195	24,210,611
Interbank Money Market Takings	-	153,199	-	-	153,199
Other Fundings	3,470,614	6,817,084	264	295	10,288,257
Securities Issued	-	-	-	-	-
Miscellaneous Payables	10,209	12,973	152	1,118	24,452
Derivative Financial Liabilities Held for Risk Management	-	3,763	-	-	3,763
Other Liabilities (**)	185,197	173,526	208	244,751	603,682
Total Liabilities	**12,472,328**	**23,752,724**	**27,130**	**768,285**	**37,020,467**
Net 'On Balance Sheet' Position	**(99,207)**	**(990,500)**	**17,784**	**(167,862)**	**(1,239,785)**
Net 'Off-Balance Sheet' Position	**102,044**	**719,920**	**(91,133)**	**191,644**	**922,475**
Derivative Assets	1,712,336	8,630,803	7,904	617,959	10,969,002
Derivative Liabilities	1,610,292	7,910,883	99,037	426,315	10,046,527
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**9,727,440**	**24,919,804**	**49,861**	**805,769**	**35,502,874**
Total Liabilities	**11,927,327**	**21,290,615**	**42,357**	**558,541**	**33,818,840**
Net 'On Balance Sheet' Position	**(2,199,887)**	**3,629,189**	**7,504**	**247,228**	**1,684,034**
Net 'Off-Balance Sheet' Position	**2,029,201**	**(3,707,044)**	**(8,155)**	**(242,666)**	**(1,928,664)**
Derivative Assets	3,750,886	5,234,213	2,914	418,432	9,406,445
Derivative Liabilities	1,721,685	8,941,257	11,069	661,098	11,335,109
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting TL 2,100,285 thousands included under TL loans in the accompanying balance sheet are presented above under the related foreign currency codes.

(**) Other liabilities also include gold deposits of TL 240,204 thousands.

(Thousands of Turkish Lira (TL))

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,940,311	-	-	-	-	3,324,750	8,265,061
Banks	1,519,591	2,995,571	1,817,780	-	-	914,827	7,247,769
Financial Assets at Fair Value through Profit/Loss	20,754	5,372	49,896	30,369	4,900	728,726	840,017
Interbank Money Market Placements	30,000	-	-	-	-	117	30,117
Financial Assets Available-for-Sale	1,733,015	1,905,121	10,583,999	7,001,935	463,855	2,646,073	24,333,998
Loans	14,487,915	11,831,249	10,339,021	8,661,552	3,565,345	1,259,284	50,144,366
Investments Held-to-Maturity	927,839	-	1,805,786	3,057,148	1,239,883	109,903	7,140,559
Other Assets	152	6,988	459	5,632	13,574	2,782,317	2,809,122
Total Assets	**23,659,577**	**16,744,301**	**24,596,941**	**18,756,636**	**5,287,557**	**11,765,997**	**100,811,009**
Liabilities							
Bank Deposits	1,212,584	91,477	101,179	-	-	1,169,779	2,575,019
Other Deposits	38,171,001	5,094,756	1,699,566	34,217	-	10,536,814	55,536,354
Interbank Money Market Takings	9,348,631	2,056,868	548,835	150,000	-	37,761	12,142,095
Miscellaneous Payables	-	-	-	-	-	2,332,594	2,332,594
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,264,770	4,055,823	3,560,372	366	-	183,766	13,065,097
Other Liabilities	475	2,030	3,241	29	-	15,154,075	15,159,850
Total Liabilities	**53,997,461**	**11,300,954**	**5,913,193**	**184,612**	-	**29,414,789**	**100,811,009**
On Balance Sheet Long Position	-	**5,443,347**	**18,683,748**	**18,572,024**	**5,287,557**	-	**47,986,676**
On Balance Sheet Short Position	**(30,337,884)**	-	-	-	-	**(17,648,792)**	**(47,986,676)**
Off-Balance Sheet Long Position	**3,517**	**4,023**	**11,584**	-	-	-	**19,124**
Off-Balance Sheet Short Position	**(481)**	**(4,160)**	**(13,649)**	-	-	-	**(18,290)**
Total Position	**(30,334,848)**	**5,443,210**	**18,681,683**	**18,572,024**	**5,287,557**	**(17,648,792)**	**834**

(Thousands of Turkish Lira (TL))

Average interest rates on monetary financial instruments:

Current Period	**EURO**	**USD**	**YEN**	**TL**
	%	**%**	**%**	**%**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	5.80
Banks (*)	1.80	1.91	-	13.57
Financial Assets at Fair Value through Profit/Loss	4.55	4.59	-	9.30
Interbank Money Market Placements	-	-	-	8.40
Financial Assets Available-for-Sale	4.72	5.44	-	14.47
Loans	6.06	6.25	5.79	20.39
Investments Held-to-Maturity	9.25	7.52	-	15.10
Liabilities				
Bank Deposits	1.76	0.73	-	7.66
Other Deposits	1.85	1.87	0.20	8.66
Interbank Money Market Takings	-	4.84	-	7.68
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.58	2.47	3.03	12.87

(*) The interest rates for USD and TL placements at banks are 0.95% and 8.03%, respectively, when the placements with range accrual agreements are excluded.

(Thousands of Turkish Lira (TL))

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,728,238	-	-	-	-	3,803,336	5,531,574
Banks	1,718,535	816,777	1,258,619	-	-	1,007,104	4,801,035
Financial Assets at Fair Value through Profit/Loss	25	4,074	6,504	7,862	7,096	640,536	666,097
Interbank Money Market Placements	40,000	-	-	-	-	552	40,552
Financial Assets Available-for-Sale	963,557	5,538,579	4,993,862	4,128,800	241,928	1,479,055	17,345,781
Loans	15,628,128	8,808,272	12,727,647	8,476,743	2,717,529	1,549,088	49,907,407
Investments Held-to-Maturity	483,311	2,218,437	148,422	3,164,752	1,290,181	312,194	7,617,297
Other Assets	101	301	5,052	6,338	21,056	2,998,269	3,031,117
Total Assets	**20,561,895**	**17,386,440**	**19,140,106**	**15,784,495**	**4,277,790**	**11,790,134**	**88,940,860**
Liabilities							
Bank Deposits	770,085	87,388	25,519	-	-	783,557	1,666,549
Other Deposits	37,445,771	3,977,245	1,455,984	28,612	-	8,141,120	51,048,732
Interbank Money Market Takings	10,100,811	324	-	550,000	-	51,808	10,702,943
Miscellaneous Payables	-	-	-	-	-	1,949,731	1,949,731
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,471,428	2,969,534	1,129,186	12,327	760,000	282,609	11,625,084
Other Liabilities	3,570	5,465	11,159	3,163	-	11,924,464	11,947,821
Total Liabilities	**54,791,665**	**7,039,956**	**2,621,848**	**594,102**	**760,000**	**23,133,289**	**88,940,860**
On Balance Sheet Long Position	-	**10,346,484**	**16,518,258**	**15,190,393**	**3,517,790**	-	**45,572,925**
On Balance Sheet Short Position	**(34,229,770)**	-	-	-	-	**(11,343,155)**	**(45,572,925)**
Off-Balance Sheet Long Position	**3,116**	**2,155**	**6,022**	-	-	-	**11,293**
Off-Balance Sheet Short Position	**(50)**	**(16,701)**	**(43,725)**	-	-	-	**(60,476)**
Total Position	**(34,226,704)**	**10,331,938**	**16,480,555**	**15,190,393**	**3,517,790**	**(11,343,155)**	**(49,183)**

(Thousands of Turkish Lira (TL))

Average interest rates on monetary financial instruments:

Prior Period	**EURO**	**USD**	**YEN**	**TL**
	%	**%**	**%**	**%**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	12.00
Banks (*)	2.98	1.75	-	2.07
Financial Assets at Fair Value through Profit/Loss	6.06	6.76	-	16.37
Interbank Money Market Placements	-	-	-	18.88
Financial Assets Available-for-Sale	5.25	6.52	-	19.16
Loans	7.86	6.86	5.51	24.53
Investments Held-to-Maturity	9.25	7.98	-	18.48
Liabilities				
Bank Deposits	4.39	4.27	-	18.11
Other Deposits	4.35	3.96	0.35	17.55
Interbank Money Market Takings	-	3.65	-	15.26
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.05	4.85	2.33	14.50

(*) The interest rates for USD and TL placements at banks are 2.01% and 19.17%, respectively, when the placements with range accrual agreements are excluded.

4.7 Liquidity risk

In order to avoid the liquidity risk, the Bank diversifies funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in the first nine-months of 2009 and the year 2008 are as follows:

Current Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + TL**	**FC**	**FC + TL**
Average (%)	148.81	170.32	102.26	115.78
Maximum (%)	184.75	195.65	112.01	123.70
Minimum (%)	117.48	145.34	89.43	107.40

Prior Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + TL**	**FC**	**FC + TL**
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

(Thousands of Turkish Lira (TL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	6,369,204	1,895,857	-	-	-	-	-	8,265,061
Banks	878,218	671,540	710,748	228,863	2,358,010	2,400,390	-	7,247,769
Financial Assets at Fair Value through Profit/Loss	8,600	45,806	13,329	565,243	201,811	5,228	-	840,017
Interbank Money Market Placements	-	30,117	-	-	-	-	-	30,117
Financial Assets Available-for-Sale	121,833	262,182	744,346	6,609,347	15,275,716	1,320,574	-	24,333,998
Loans	101,744	11,466,696	5,510,004	7,360,877	14,231,922	11,083,109	390,014	50,144,366
Investments Held-to-Maturity	-	-	-	1,317,602	4,569,407	1,253,550	-	7,140,559
Other Assets	196,957	235,481	6,988	459	5,632	13,574	2,350,031	2,809,122
Total Assets	**7,676,556**	**14,607,679**	**6,985,415**	**16,082,391**	**36,642,498**	**16,076,425**	**2,740,045**	**100,811,009**
Liabilities								
Bank Deposits	1,166,519	1,213,399	82,402	53,692	54,125	4,882	-	2,575,019
Other Deposits	10,355,783	38,249,885	5,066,161	1,658,698	137,736	68,091	-	55,536,354
Other Fundings	-	311,571	1,101,458	2,499,767	4,899,202	4,253,099	-	13,065,097
Interbank Money Market Takings	-	9,362,625	2,069,202	557,693	152,575	-	-	12,142,095
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	87,852	2,244,742	-	-	-	-	-	2,332,594
Other Liabilities (**)	447,431	275,689	169,650	33,930	36,804	51,372	14,144,974	15,159,850
Total Liabilities	**12,057,585**	**51,657,911**	**8,488,873**	**4,803,780**	**5,280,442**	**4,377,444**	**14,144,974**	**100,811,009**
Liquidity Gap	**(4,381,029)**	**(37,050,232)**	**(1,503,458)**	**11,278,611**	**31,362,056**	**11,698,981**	**(11,404,929)**	**-**
Prior Period								
Total Assets	**5,315,959**	**13,568,405**	**6,780,137**	**10,911,437**	**34,491,603**	**15,068,568**	**2,804,751**	**88,940,860**
Total Liabilities	**9,221,740**	**50,954,064**	**5,350,143**	**5,341,227**	**5,044,983**	**2,318,989**	**10,709,714**	**88,940,860**
Liquidity Gap	**(3,905,781)**	**(37,385,659)**	**1,429,994**	**5,570,210**	**29,446,620**	**12,749,579**	**(7,904,963)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' equity is included in "other liabilities" line under "undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

None.

(Thousands of Turkish Lira (TL))

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	TL	FC	TL	FC
Cash in TL/Foreign Currency	297,715	188,594	312,466	341,436
Central Bank of Turkey	4,972,321	2,788,030	2,258,831	2,589,911
Others	2,048	16,353	3,753	25,177
Total	**5,272,084**	**2,992,977**	**2,575,050**	**2,956,524**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	TL	FC	TL	FC
Unrestricted Demand Deposits	4,972,321	892,173	2,258,831	853,027
Unrestricted Time Deposits	-	-	-	15,200
Restricted Time Deposits	-	1,895,857	-	1,721,684
Total	**4,972,321**	**2,788,030**	**2,258,831**	**2,589,911**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in TL and USD or EUR at the rates of 6% (since 16 October 2009: 5%) and 9%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. The interest rate applied by the Central Bank of Turkey for TL reserves is 5.80%. The FC reserves do not earn any interests.

5.1.2 Information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on derivative financial assets held for trading

	Current Period		Prior Period	
	TL	FC	TL	FC
Forward Transactions	30,349	6,340	58,900	3,640
Swap Transactions	512,086	90,539	424,753	115,354
Futures	-	64	-	14
Options	46,302	31,477	11,231	22,143
Other	-	-	-	-
Total	**588,737**	**128,420**	**494,884**	**141,151**

(Thousands of Turkish Lira (TL))

5.1.3 Banks

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Banks				
Domestic banks	52,596	156,103	82,934	737,306
Foreign banks	2,190,436	4,848,634	1,342,516	2,638,279
Foreign headoffices and branches	-	-	-	-
Total	**2,243,032**	**5,004,737**	**1,425,450**	**3,375,585**

The placements at foreign banks include blocked accounts amounting TL 4,343,423 thousands of which TL 207,204 thousands, TL 195,767 thousands and TL 15,063 thousands are kept at the central banks of Luxembourg, Malta and Turkish Republic of Northern Cyprus, respectively as reserve deposits, and TL 3,925,389 thousands as collateral against funds borrowed.

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

The collateralized financial assets available-for-sale in TL consist of government bonds. The carrying values of such securities with total face value of TL 2,399,500 thousands (31 December 2008: TL 2,421,747 thousands) is TL 2,319,858 thousands (31 December 2008: TL 2,364,979 thousands). The related accrued interests and impairment losses amount to TL 251,350 thousands (31 December 2008: TL 125,357 thousands) and TL 217 thousands (31 December 2008: TL 1,743 thousands), respectively. The collateralized financial assets available-for-sale in foreign currencies consist of government securities. The carrying values of such securities with total face value of USD 188,700,000 (31 December 2008: USD 252,550,000) is USD 187,455,026 (31 December 2008: USD 251,524,241). The related accrued interests and impairment losses amount to USD 1,200,738 (31 December 2008: USD 8,680,426) and USD 48,099 (31 December 2008: USD 368,200), respectively.

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Collateralised/Blocked Assets	2,570,991	276,310	2,488,593	394,951
Assets subject to Repurchase Agreements	9,077,433	81,766	6,491,961	104,557
Total	**11,648,424**	**358,076**	**8,980,554**	**499,508**

(Thousands of Turkish Lira (TL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**21,698,659**	**15,917,927**
Quoted at Stock Exchange	20,147,688	14,363,860
Unquoted at Stock Exchange	1,550,971	1,554,067
Common Shares	**33,915**	**33,531**
Quoted at Stock Exchange	21,120	21,062
Unquoted at Stock Exchange	12,795	12,469
Value Increases/Impairment Losses (-)	**2,601,424**	**1,394,323**
Total	**24,333,998**	**17,345,781**

As of 30 September 2009, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2008: USD 875,000,000) and a total carrying value of TL 1,292,419 thousands (31 December 2008: TL 1,355,529 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**124**	**1,821**	**25**	**1,661**
Corporates	124	1,821	25	1,661
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**199,582**	**294,586**	**216,995**	**183,922**
Loans to Employees	**65,962**	-	**47,155**	-
Total	**265,668**	**296,407**	**264,175**	**185,583**

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**48,916,112**	**46,049**	**627,495**	**164,696**
Discounted Bills	142,420	-	79	-
Export Loans	2,626,333	-	5,714	10,861
Import Loans	21	-	-	-
Loans to Financial Sector	1,102,699	-	1,129	-
Foreign Loans	940,865	-	5,512	-
Consumer Loans	9,444,845	45,389	191,299	13,970
Credit Cards	6,944,197	-	129,454	49,836
Precious Metal Loans	258,188	-	3,185	-
Other	27,456,544	660	291,123	90,029
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**48,916,112**	**46,049**	**627,495**	**164,696**

(Thousands of Turkish Lira (TL))

Collaterals received for loans under follow-up:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	10,617	1,306	-	11,923
Loans Collateralized by Mortgages	237,147	114,144	-	351,291
Loans Collateralized by Pledged Assets	58,806	22,838	-	81,644
Loans Collateralized by Cheques and Notes	31,528	31,550	-	63,078
Loans Collateralized by Other Collaterals	46,097	8,301	-	54,398
Unsecured Loans	23,437	27,130	179,290	229,857
Total	**407,632**	**205,269**	**179,290**	**792,191**

Delinquency periods of loans under follow-up:

	Commercial Loans	Consumer Loans	Credit Cards	Total
31-60 days	32,835	138,728	136,645	308,208
61-90 days	32,468	47,076	42,645	122,189
Others	342,329	19,465	-	361,794
Total	**407,632**	**205,269**	**179,290**	**792,191**

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of Turkish Lira (TL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – TL	**370,085**	**7,960,207**	**8,330,292**
Housing Loans	49,968	4,900,987	4,950,955
Automobile Loans	15,595	594,800	610,395
General Purpose Loans	304,337	2,455,234	2,759,571
Other	185	9,186	9,371
Consumer Loans – FC-indexed	**6,126**	**830,007**	**836,133**
Housing Loans	971	735,541	736,512
Automobile Loans	704	29,471	30,175
General Purpose Loans	4,451	64,995	69,446
Other	-	-	-
Consumer Loans – FC	**81**	**32,528**	**32,609**
Housing Loans	-	15,614	15,614
Automobile Loans	23	15,256	15,279
General Purpose Loans	58	1,658	1,716
Other	-	-	-
Retail Credit Cards – TL	**6,813,657**	**55,505**	**6,869,162**
With Installment	2,691,292	55,505	2,746,797
Without Installment	4,122,365	-	4,122,365
Retail Credit Cards – FC	**23,843**	**2**	**23,845**
With Installment	14,067	2	14,069
Without Installment	9,776	-	9,776
Personnel Loans – TL	**22,682**	**13,597**	**36,279**
Housing Loan	-	1,816	1,816
Automobile Loans	7	338	345
General Purpose Loans	22,675	11,443	34,118
Other	-	-	-
Personnel Loans - FC-indexed	**-**	**355**	**355**
Housing Loans	-	232	232
Automobile Loans	-	123	123
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**-**	**59**	**59**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	-	59	59
Other	-	-	-
Personnel Credit Cards – TL	**24,539**	**229**	**24,768**
With Installment	18,102	229	18,331
Without Installment	6,437	-	6,437
Personnel Credit Cards – FC	**307**	**-**	**307**
With Installment	208	-	208
Without Installment	99	-	99
Deposit Accounts– TL (real persons)	**459,776**	**-**	**459,776**
Deposit Accounts– FC (real persons)	-	-	-
Total	**7,721,096**	**8,892,489**	**16,613,585**

(Thousands of Turkish Lira (TL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – TL	**557,487**	**2,776,224**	**3,333,711**
Real Estate Loans	1,841	355,149	356,990
Automobile Loans	55,536	787,610	843,146
General Purpose Loans	500,110	1,633,465	2,133,575
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**78,130**	**467,292**	**545,422**
Real Estate Loans	-	55,256	55,256
Automobile Loans	4,486	167,831	172,317
General Purpose Loans	73,644	244,205	317,849
Other	-	-	-
Installment-based Commercial Loans – FC	**102**	**12,191**	**12,293**
Real Estate Loans	-	386	386
Automobile Loans	67	4,319	4,386
General Purpose Loans	35	7,486	7,521
Other	-	-	-
Corporate Credit Cards – TL	**201,632**	**625**	**202,257**
With Installment	71,159	625	71,784
Without Installment	130,473	-	130,473
Corporate Credit Cards – FC	**3,148**	-	**3,148**
With Installment	3	-	3
Without Installment	3,145	-	3,145
Deposit Accounts– TL (corporate)	**493,071**	-	**493,071**
Deposit Accounts– FC (corporate)	**66,452**	-	**66,452**
Total	**1,400,022**	**3,256,332**	**4,656,354**

5.1.5.6 Allocation of loans by customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	48,807,975	48,683,233
Foreign Loans	946,377	774,028
Total	**49,754,352**	**49,457,261**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	291,181	450,799
Indirect Lending	-	-
Total	**291,181**	**450,799**

(Thousands of Turkish Lira (TL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	272,880	62,160
Doubtful Loans and Receivables	562,762	179,505
Uncollectible Loans and Receivables	888,793	547,928
Total	**1,724,435**	**789,593**

5.1.5.10 Non-performing loans and other receivables (NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period	**145,053**	**243,073**	**131,523**
(Gross Amounts before Specific Provisions)			
Restructured Loans and Receivables	145,053	243,073	131,523
Rescheduled Loans and Receivables	-	-	-
Prior Period	-	-	**54,285**
(Gross Amounts before Specific Provisions)			
Restructured Loans and Receivables	-	-	54,285
Rescheduled Loans and Receivables	-	-	-

Movements in non-performing loans and other receivables:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**238,188**	**294,614**	**706,937**
Additions during the Period (+)	1,394,621	44,235	52,522
Transfer from Other NPL Categories (+)	-	1,001,229	484,130
Transfer to Other NPL Categories (-)	1,001,229	484,130	-
Collections during the Period (-)	200,940	160,647	148,047
Write-offs (-)	-	11	107,023
Corporate and Commercial Loans	-	11	14,243
Retail Loans	-	-	797
Credit Cards	-	-	91,983
Others	-	-	-
Balances at End of Period	**430,640**	**695,290**	**988,519**
Specific Provisions (-)	272,880	562,762	888,793
Net Balance on Balance Sheet	**157,760**	**132,528**	**99,726**

(Thousands of Turkish Lira (TL))

Movements in specific loan provisions:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**232,482**	**166,194**	**390,917**	**789,593**
Additions during the Period(+)	310,132	432,094	690,275	1,432,501
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	58,727	105,304	226,605	390,636
Write-offs (-)	14,243	797	91,983	107,023
Balances at End of Period	**469,644**	**492,187**	**762,604**	**1,724,435**

Non-performing loans and other receivables in foreign currencies:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**30,571**	**21,228**	**170,182**
Specific Provisions (-)	16,942	8,514	162,934
Net Balance at Balance Sheet	**13,629**	**12,714**	**7,248**
Prior Period			
Balance at End of Period	**7,071**	**3,594**	**126,058**
Specific Provisions (-)	467	526	95,401
Net Balance at Balance Sheet	**6,604**	**3,068**	**30,657**

Gross and net non-performing loans and receivable as per customer categories:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**157,760**	**132,528**	**99,726**
Loans to Individuals and Corporates (Gross)	430,640	695,290	980,499
Specific Provision (-)	272,880	562,762	880,773
Loans to Individuals and Corporates (Net)	157,760	132,528	99,726
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,709
Specific Provision (-)	-	-	7,709
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**176,028**	**115,109**	**159,009**
Loans to Individuals and Corporates (Gross)	238,188	294,614	698,954
Specific Provision (-)	62,160	179,505	539,945
Loans to Individuals and Corporates (Net)	176,028	115,109	159,009
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-

(Thousands of Turkish Lira (TL))

Collaterals received for non-performing loans:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	360	322	-	682
Loans Collateralized by Mortgages	355,750	130,840	-	486,590
Loans Collateralized by Pledged Assets	122,687	109,175	-	231,862
Loans Collateralized by Cheques and Notes	119,992	206,138	-	326,130
Loans Collateralized by Other Collaterals	64,534	23,392	-	87,926
Unsecured Loans	34,575	122,411	824,273	981,259
Total	**697,898**	**592,278**	**824,273**	**2,114,449**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.12 "Write-off" policies

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Investments	1,366,083	3,746	1,508,226	65,263
Investments subject to Repurchase Agreements	3,147,759	112,770	4,354,254	174,759
Total	**4,513,842**	**116,516**	**5,862,480**	**240,022**

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	5,787,967	6,054,289
Treasury Bills	-	-
Other Government Securities	1,352,592	1,563,008
Total	**7,140,559**	**7,617,297**

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**7,087,095**	**7,337,175**
Quoted at Stock Exchange	7,087,095	7,337,175
Unquoted at Stock Exchange	-	-
Valuation Increase / Decrease (-)	**53,464**	**280,122**
Total	7,140,559	7,617,297

(Thousands of Turkish Lira (TL))

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**7,617,297**	**3,943,765**
Foreign Currency Differences On Monetary Assets	(50,010)	66,130
Purchases during the Period	927,839	3,935,987
Disposals through Sales/Redemptions	(1,115,334)	(484,383)
Valuation Effect	(239,233)	155,798
Balances at End of Period	**7,140,559**	**7,617,297**

The Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting TL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are TL 76,554 thousands and USD 6,809,576.

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00
2	Bankalarası Kart Merkezi AŞ	Istanbul/Turkey	10.15	10.15
3	Yatırım Finansman Menkul Değerler AŞ (1)	Istanbul/Turkey	0.77	0.77
4	IMKB Takas ve Saklama Bankası AŞ (1)	Istanbul/Turkey	5.83	5.83
5	Vadeli İşlem ve Opsiyon Borsası AŞ (1)	Istanbul/Turkey	6.00	6.00
6	KKB Kredi Kayıt Burosu AŞ	Istanbul/Turkey	9.09	9.09
7	Gelişen İşletmeler Piyasaları AŞ	Istanbul/Turkey	5.00	5.00
8	Türkiye Cumhuriyet Merkez Bankası AŞ	Ankara/Turkey	2.48	2.48
9	Kredi Garanti Fonu AŞ	Ankara/Turkey	1.67	1.67

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	569,270	235,608	12,508	12,220	20,777	28,829	97,668	-
2	15,522	12,964	5,738	725	-	(369)	4,467	-
3	162,340	45,831	1,470	2,906	1,284	4,104	3,002	-
4	1,658,356	267,809	11,094	21,657	7,232	25,446	65,227	-
5	35,492	32,319	2,451	1,942	20	5,542	14,777	-
6	26,777	20,210	1,984	2,046	9	6,640	-	-
7	8,060	7,912	2	756	1	587	2,233	-

(1) Financial information is as of 30 June 2009.
(*) Total fixed assets include tangible and intangible assets.

(Thousands of Turkish Lira (TL))

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	27,705	27,596
Movements during the Period	-	109
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	109
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	-
Increase/Decrease in Market Values	-	-
Impairment Losses (-)	-	-
Balance at End of Period	27,705	27,705
Capital Commitments	4,250	250
Share Percentage at the End of Period (%)	-	-

5.1.7.3 Sectoral distribution of investments and associates

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	11,312
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	14,679	14,679
Other Associates	1,714	1,714

5.1.7.4 Quoted associates

None.

5.1.7.5 Valuation methods of investments in associates

Investments in Associates	Current Period	Prior Period
Valued at Cost	27,705	27,705
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 Investments in associates sold during the current period

None.

5.1.7.7 Investments in associates acquired during the current period

At the Board of Directors meeting held on 3 June 2009, it was decided to participate in the capital increase of Kredi Garanti Fonu AŞ by TL 4,000 thousands and to subscribe for future capital increases upto TL 4,000 thousands in restructuring of the company to build a three-shareholders structure including the Turkish Union of Chambers and Commodity Exchanges (TOBB), the Small and Medium Size Enterprises Development Organization (KOSGEB) and the banks. As per this decision, the Bank has paid TL 2,000 thousands of its capital commitment of TL 4,000 thousands at 15 October 2009 for the capital increase of Kredi Garanti Fonu AŞ decided on 11 September 2009.

(Thousands of Turkish Lira (TL))

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.94
7	Garanti Faktoring Hiz. AŞ	Istanbul/Turkey	55.40	55.40
8	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
11	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
12	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
13	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
14	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value
1	18,095	11,059	813	-	1,172	1,175	(97,418)	-
2	20,638	9,885	864	26	1,409	1,506	7,801	-
3	756	684	4	-	43	310	-	-
4	385	203	41	-	2	(15)	(126)	-
5	640	515	-	-	10	(295)	56	-
6	1,827,761	324,376	17,830	154,803	-	38,736	202,392	-
7	1,027,920	48,982	2,274	72,015	467	7,554	19,056	152,312
8	30,293	26,141	3,656	562	1,199	1,201	10,250	-
9	19,200	16,177	970	1,267	21	1,983	1,355	-
10	1,637,970	217,676	13,700	18,577	7,097	60,616	89,643	-
11	8,017,478	604,038	97,404	218,277	82,157	36,288	4,759	493,146
12	453,291	93,614	1,322	19,320	7,143	3,821	43,059	87,576
13	9,519	9,131	-	-	-	(728)	5,463	26,335
14	90	-	-	-	-	-	(267)	

(*) Total fixed assets include tangible and intangible assets.

(Thousands of Turkish Lira (TL))

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**812,128**	**577,408**
Movements during the Period	**71,312**	**234,720**
Acquisitions and Capital Increases (*)	562	-
Bonus Shares Received (**)	75,834	72,284
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	-
Reclassifications	-	-
Increase/(Decrease) in Market Values	(9,409)	80,122
Currency Differences on Foreign Subsidiaries	3,167	80,227
Impairment Reversals/(Losses)	1,158	2,087
Balance at End of Period	**883,440**	**812,128**
Capital Commitments	-	**562**
Share Percentage at the End of Period (%)	-	-

(*) The capital commitment amounting TL 562 thousands to Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ with a foundation capital of TL 750 thousands where the Bank has an ownership share of 100.00%, has been paid.

(**) As per the decision made at the general assembly meeting of Garanti Bank International NV at 14 April 2008, the bank's share capital had been increased from EUR 159,470,000 to EUR 196,567,000. The appropriation of capital increase had been from the retained earnings amounting EUR 35,011,000 and the share premium amounting EUR 2,086,000. As per the decision made at the general assembly meeting of Garanti Bank International NV at 15 April 2009, the bank's share capital has been increased from EUR 196,567,000 to EUR 231,499,000. The appropriation of capital increase is from the retained earnings amounting EUR 34,932,000.

Garanti Faktoring Hizmetleri AŞ had increased its share capital from TL 16,849 thousands to TL 17,960 thousands through appropriation from the dividends allocated from its retained earnings of the year 2007 at 10 September 2008. The company further increased its share capital from TL 17,960 thousands to TL 19,280 thousands through appropriation from its retained earnings on 15 July 2009.

5.1.8.3 Sectoral distribution of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	558,845	555,439
Insurance Companies	56,545	56,545
Factoring Companies	84,388	17,215
Leasing Companies	76,169	76,169
Finance Companies	95,410	96,397
Other Subsidiaries	12,083	10,363

5.1.8.4 Quoted subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	84,388	17,215
Quoted at International Stock Exchanges	-	-

(Thousands of Turkish Lira (TL))

5.1.8.5 Valuation methods of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	202,612	202,049
Valued at Fair Value	669,566	599,975
Valued by Equity Method of Accounting (*)	11,262	10,104

(*) includes subsidiaries for which value decreases are provided against considering their equities.

5.1.8.6 Investments in subsidiaries disposed during the current period

None.

5.1.8.7 Investments in subsidiaries acquired during the current period

None.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables

None.

5.1.11 Derivative financial assets held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	-	-	69,161
Net foreign investment hedges	-	-	-	-
Total	**-**	**-**	**-**	**69,161**

The eleven interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates in January 2009. The Bank recognized EUR 36,321,000 and USD 16,000,000 (equivalent of TL 100,808 thousands in total) that was collected on the date of these transactions as per the related agreements, under "Income/losses from derivative financial instruments".

5.1.12 Tangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.13 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Investment property

None.

(Thousands of Turkish Lira (TL))

5.1.15 Deferred tax asset

As of 30 September 2009, the Bank has a deferred tax asset of TL 47,958 thousands (31 December 2008: TL 34,185 thousands) calculated as the net amount remaining after netting of tax deductible timing differences and taxable timing differences.

The Bank does not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 30 September 2009. However, there is a deferred tax asset of TL 203,912 thousands (31 December 2008: TL 107,145 thousands) and deferred tax liability of TL 155,954 thousands (31 December 2008: TL 72,960 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	**83,136**	**115,599**
Accumulated Depreciation	**(1,832)**	**(2,749)**
Net Book Value	**81,304**	**112,850**
End of Current Period		
Additions	22,919	6,917
Disposals (Cost)	(18,358)	(39,867)
Disposals (Accumulated Depreciation)	1,338	1,780
Impairment Losses (-)	-	487
Depreciation Expense for Current Period	(533)	(863)
Currency Translation Differences on Foreign Operations		-
Cost	**87,697**	**83,136**
Accumulated Depreciation	**(1,027)**	**(1,832)**
Net Book Value	**86,670**	**81,304**

As of 30 September 2009, the rights of repurchase on various assets held for sale amount to TL 14,021 thousands (31 December 2008: TL 13,714 thousands).

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint Ventures	23,943	29,530
Sale of Real Estates	-	455
Sale of Other Assets	2,862	2,863
Total	**26,805**	**32,848**

(Thousands of Turkish Lira (TL))

5.1.17.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	187,332	295,671
Prepaid Taxes	2,351	70

5.1.18 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	32,010	-	51,629	8,645
Financial Assets at Fair Value through Profit or Loss	1,866	1,103	721	3,180
Banks	22,270	17,934	35,237	32,122
Interbank Money Markets	117	-	552	-
Financial Assets Available-for-Sale	2,446,855	77,385	1,360,541	47,847
Loans	533,724	335,546	755,777	343,165
Investments Held-to-Maturity	95,377	14,526	287,324	24,870
Other Accruals	15,000	-	13,351	2
Total	**3,147,219**	**446,494**	**2,505,132**	**459,831**

(Thousands of Turkish Lira (TL))

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	**1,613,511**	**-**	**6,000,837**	**11,028,304**	**210,057**	**128,687**	**84,476**	**-**	**19,065,872**
Foreign Currency Deposits	**5,038,823**	**-**	**9,491,745**	**7,376,378**	**686,781**	**634,280**	**891,770**	**90,834**	**24,210,611**
Residents in Turkey	4,721,547	-	8,964,982	7,015,659	642,660	322,173	624,144	89,422	22,380,587
Residents in Abroad	317,276	-	526,763	360,719	44,121	312,107	267,626	1,412	1,830,024
Public Sector Deposits	**1,347,719**	**-**	**5,084**	**10,130**	**21**	**295**	**68**	**-**	**1,363,317**
Commercial Deposits	**2,043,369**	**-**	**3,927,293**	**4,033,817**	**293,099**	**36,395**	**138,816**	**-**	**10,472,789**
Other	**82,677**	**-**	**19,023**	**76,723**	**4,722**	**166**	**250**	**-**	**183,561**
Precious Metal Deposits	**229,684**	**-**	**38**	**2,247**	**-**	**8,235**	**-**	**-**	**240,204**
Bank Deposits	**1,166,519**	**-**	**1,149,863**	**106,816**	**47,316**	**37,558**	**66,947**	**-**	**2,575,019**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	37,798	-	210,625	10,167	1,039	10,630	29	-	**270,288**
Foreign Banks	877,811	-	939,238	96,649	46,277	26,928	66,918	-	**2,053,821**
Special Purpose Financial Institutions	250,910	-	-	-	-	-	-	-	**250,910**
Other	-	-	-	-	-	-	-	-	-
Total	**11,522,302**	**-**	**20,593,883**	**22,634,415**	**1,241,996**	**845,616**	**1,182,327**	**90,834**	**58,111,373**

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	**1,263,502**	**-**	**6,626,686**	**10,082,104**	**111,230**	**82,761**	**72,599**	**-**	**18,238,882**
Foreign Currency Deposits	**4,161,413**	**-**	**9,087,581**	**6,854,269**	**418,274**	**1,086,744**	**766,434**	**90,877**	**22,465,592**
Residents in Turkey	3,858,891	-	8,739,310	6,595,492	396,877	519,663	556,614	89,588	20,756,435
Residents in Abroad	302,522	-	348,271	258,777	21,397	567,081	209,820	1,289	1,709,157
Public Sector Deposits	**426,693**	**-**	**283,600**	**516,009**	**25**	**272**	**63**	**-**	**1,226,662**
Commercial Deposits	**1,711,753**	**-**	**3,220,581**	**3,612,242**	**48,451**	**13,975**	**95,574**	**-**	**8,702,576**
Other	**159,815**	**-**	**54,414**	**77,756**	**705**	**569**	**207**	**-**	**293,466**
Precious Metal Deposits	**93,443**	**-**	**1**	**2,002**	**-**	**24,020**	**2,088**	**-**	**121,554**
Bank Deposits	777,477	**-**	**367,317**	**299,213**	**142,162**	**6,757**	**73,623**	**-**	**1,666,549**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	8,019	-	66,930	68,751	125,692	462	-	-	269,854
Foreign Banks	324,151	-	300,387	230,462	16,470	6,295	73,623	-	951,388
Special Purpose Financial Institutions	445,307	-	-	-	-	-	-	-	445,307
Other	-	-	-	-	-	-	-	-	-
Total	**8,594,096**	**-**	**19,640,180**	**21,443,595**	**720,847**	**1,215,098**	**1,010,588**	**90,877**	**52,715,281**

(Thousands of Turkish Lira (TL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	8,854,932	8,435,686	10,069,818	9,545,348
Foreign Currency Saving Deposits	3,284,833	2,977,501	10,109,008	7,851,492
Other Saving Deposits	89,552	20,544	116,640	83,909
Deposits held at Foreign Branches Under Foreign Insurance Coverage	-	-	-	-
Deposits held at Off-Shore Branches Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits not covered by insurance limits

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	337,798	543,248
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	320,198	244,985
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
	TL	FC	TL	FC
Forward deals	38,111	4,554	54,361	10,273
Swaps	146,688	65,251	179,673	87,163
Futures	-	12	-	996
Options	36,630	31,309	62,474	20,156
Other	-	-	-	-
Total	**221,429**	**101,126**	**296,508**	**118,588**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	199,410	170,135	251,138	126,591
Foreign Banks, Institutions and Funds	2,577,430	9,270,736	1,825,837	8,639,880
Total	**2,776,840**	**9,440,871**	**2,076,975**	**8,766,471**

(Thousands of Turkish Lira (TL))

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-Term	199,410	2,812,589	560,393	2,894,570
Medium and Long-Term	2,577,430	6,628,282	1,516,582	5,871,901
Total	**2,776,840**	**9,440,871**	**2,076,975**	**8,766,471**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	TL	FC	TL	FC
Domestic Transactions	**11,431,715**	-	**9,878,528**	-
Financial Institutions and Organizations	11,396,964	-	9,810,615	-
Other Institutions and Organizations	10,099	-	19,774	-
Individuals	24,652	-	48,139	-
Foreign Transactions	**557,181**	**153,199**	**573,996**	**250,419**
Financial Institutions and Organizations	557,070	153,199	571,711	250,419
Other Institutions and Organizations	-	-	1,749	-
Individuals	111	-	536	-
Total	**11,988,896**	**153,199**	**10,452,524**	**250,419**

5.2.5 Lease payables (Net)

5.2.5.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	6,112	5,749	21,359	20,194
1-4 Years	33	28	3,448	3,163
More than 4 Years	-	-	-	-
Total	**6,145**	**5,777**	**24,807**	**23,357**

5.2.5.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of Turkish Lira (TL))

5.2.6 Derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	3,763	-	4,871
Net foreign investment hedges	-	-	-	-
Total	-	**3,763**	-	**4,871**

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	**448,578**	**428,799**
Loans and Receivables in Group I	392,784	378,581
Loans and Receivables in Group II	13,947	12,934
Non-Cash Loans	41,847	37,284
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	23,441	9,441
Medium and Long-Term Loans	12,380	1,855
Total	**35,821**	**11,296**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	265,000	22,000

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	206,928	197,372
Recognized Liability for Defined Benefit Obligations	102,601	102,601
Provision for Promotion Expenses of Credit Cards (*)	33,504	36,206
Other Provisions	12,366	14,994
Total	**355,399**	**351,173**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

(Thousands of Turkish Lira (TL))

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are sufficient to meet the amount that will be required to be paid to transfer the obligation at 31 December 2008.

The asset surplus of the Fund after deducting the net present value of the transferable liabilities as of 31 December 2008 is as follows:

	31 December 2008
Net present value of pension benefits transferable to SSF	(296,328)
Net present value of medical benefits and health premiums transferable to SSF	135,400
General administrative expenses	(15,488)
Present value of pension and medical benefits transferable to SSF	**(176,416)**
Fair value of plan assets	**621,594**
Asset surplus	**445,178**

Furthermore, an actuarial report was prepared as of 31 December 2008 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 5 February 2009 dated report, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of TL 32,799 thousands remains.

	31 December 2008
Pension benefits	(162,356)
Medical benefits	(250,023)
	(412,379)
Fair value of plan assets after deducting transferable benefits	**445,178**
Asset surplus over present value of defined benefit obligation	**32,799**

As of 31 December 2008, the Bank's management, acting prudently, did not consider the health premium surplus amounting TL 135,400 thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, recognized a provision amounting TL 102,601 thousands for its liability and charged fully as expense. This pension liability calculated as of 31 December 2008 is preserved in the accompanying interim financial statements.

	31 December 2008
Asset surplus over present value of defined benefit obligation	**32,799**
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	**(102,601)**

(Thousands of Turkish Lira (TL))

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	31 December 2008
	%
Discount Rate	17.41-10.51
Inflation Rate	9.50-5.73
Future Real Salary Increase Rate	1.5
Medical Cost Trend Rate	17.80-11.77
Future Pension Increase Rates	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

5.2.8 Tax liability

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 30 September 2009, the Bank had a current tax liability of TL 393,023 thousands (31 December 2008: TL 119,191 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	**Prior Period**
Corporate Taxes Payable	393,023	119,191
Taxation on Securities Income	100,002	191,148
Taxation on Real Estates Income	1,378	1,137
Banking Insurance Transaction Tax	28,150	37,189
Foreign Exchange Transaction Tax	17	12
Value Added Tax Payable	796	2,449
Others	18,228	25,981
Total	**541,594**	**377,107**

5.2.8.1.3 Premiums

	Current Period	**Prior Period**
Social Security Premiums-Employees	-	-
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	7	5
Bank Pension Fund Premium-Employer	30	27
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	436	427
Unemployment Insurance-Employer	798	777
Others	-	-
Total	**1,271**	**1,236**

(Thousands of Turkish Lira (TL))

5.2.8.2 Deferred tax liability

None.

5.2.9 Liabilities for assets held for sale and assets of discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.10 Subordinated debts

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	Prior Period
Common Shares	4,200,000	4,200,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

5.2.11.3 Capital increases in current period

None.

5.2.11.4 Capital increases from capital reserves in current period

None.

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainties

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

(Thousands of Turkish Lira (TL))

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	**84,253**	**48,237**	**31,099**	**124,089**
Valuation difference	43,907	48,237	(9,247)	124,089
Exchange rate difference	40,346	-	40,346	-
Securities Available-for-Sale	**1,333,403**	**82,802**	**256,934**	**(19,605)**
Valuation difference	1,333,403	82,802	256,934	(19,605)
Exchange rate difference	-	-	-	-
Total	**1,417,656**	**131,039**	**288,033**	**104,484**

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	596,047	-	594,943	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

	Current Period	Prior Period
Garanti Yatırım Menkul Değerler AŞ	942	942
Eureko Sigorta AŞ	561	561
Kredi Kartları Bürosu AŞ	481	481
Garanti Ödeme Sistemleri AŞ	401	401
Tat Konserve AŞ	36	36
Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ	23	23
Yatırım Finansman Menkul Değerler AŞ	9	9
Total	**2,453**	**2,453**

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	341,749	254,103
II. Legal Reserve	25,290	18,790
Special Reserves	-	-

As per the decisions made at the annual general assembly at 2 April 2009, 5% of prior periods' profit is allocated to legal reserves.

As per the decisions made at the extraordinary general assembly at 3 September 2009, TL 6,500 thousands of extraordinary reserves is allocated to II.legal reserves.

(Thousands of Turkish Lira (TL))

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	2,847,764	1,470,724
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

As per the decisions made at the annual general assembly at 2 April 2009, the remaining prior periods' profit after the appropriation to legal reserves and undistributable funds, are allocated to extraordinary reserves.

At the extraordinary general assembly held on 3 September 2009, it was decided to distribute a dividend of TL 275,000 thousands to shareholders and to allocate TL 6,500 thousands to II.legal reserves from extraordinary reserves.

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	FC	TL	FC	TL
Deposits	135,950	50,968	250,628	80,405
Funds Borrowed	132,047	51,719	183,331	99,278
Interbank Money Markets	33,398	4,363	45,021	6,787
Other Accruals	15,881	1,100	23,902	9,978
Total	**317,276**	**108,150**	**502,882**	**196,448**

(Thousands of Turkish Lira (TL))

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

The Bank has asset purchase and sale commitments of TL 1,154,268 thousands (31 December 2008: TL 737,485 thousands), commitments for cheque payments of TL 1,521,016 thousands (31 December 2008: TL 1,356,364 thousands) and commitments for credit card limits of TL 8,988,043 thousands (31 December 2008: TL 8,789,048 thousands).

5.3.1.2 Possible losses, commitments and contingencies resulted from off-balance sheet items

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	7,627,606	6,790,151
Letters of Guarantee in TL	4,564,234	4,120,918
Letters of Credit	2,021,511	2,311,731
Bills of Exchange and Acceptances	156,001	123,807
Others	-	-
Total	**14,369,352**	**13,346,607**

A specific provision of TL 50,856 thousands (31 December 2008: TL 2,459 thousands) is made for unliquidated non-cash loans of TL 90,423 thousands (31 December 2008: TL 15,901 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 30 September 2009, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 925,000,000 (31 December 2008: USD 925,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	878,750	225,228
With Original Maturity of 1 Year or Less	16,005	15,067
With Original Maturity of More Than 1 Year	862,745	210,161
Other Non-Cash Loans	14,076,170	14,040,836
Total	**14,954,920**	**14,266,064**

5.3.1.4 Sectoral risk concentration of non-cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.1.5 Non-cash loans classified under Group I and II

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.3 Contingent liabilities and assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of Turkish Lira (TL))

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income from loans (*)

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Short-term loans	2,011,337	181,337	1,731,507	134,136
Medium and long-term loans	1,506,914	904,349	1,432,900	750,071
Loans under follow-up	28,106	-	18,016	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**3,546,357**	**1,085,686**	**3,182,423**	**884,207**

(*) Includes also the fee and commission income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Central Bank of Turkey	5,173	470	6,817	-
Domestic Banks	10,396	500	6,125	2,298
Foreign Banks	73,638	57,906	121,378	63,393
Foreign Head Offices and Branches	-	-	-	-
Total	**89,207**	**58,876**	**134,320**	**65,691**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Trading Financial Assets	12,587	1,984	12,227	2,772
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	1,986,024	113,505	1,423,127	161,330
Investments Held-to-Maturity	695,747	82,533	406,631	8,708
Total	**2,694,358**	**198,022**	**1,841,985**	**172,810**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest received from Investments in Associates and Subsidiaries	36,606	37,447

(Thousands of Turkish Lira (TL))

5.4.2 Interest Expenses

5.4.2.1 Interest expenses on funds borrowed (*)

	Current Period		Prior Period	
	TL	FC	TL	FC
Banks	**253,167**	**205,334**	**206,627**	**287,538**
Central Bank of Turkey	-	-	-	-
Domestic Banks	26,737	5,137	24,799	3,066
Foreign Banks	226,430	200,197	181,828	284,472
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	42,640	-	10,549
Total	**253,167**	**247,974**	**206,627**	**298,087**

(*) Includes also the fee and commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest paid to Investments in Associates and Subsidiaries	18,282	20,425

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

		Time Deposits						
Account Description	**Demand Deposits**	**Up to 1 Month**	**1-3 Months**	**3-6 Months**	**6-12 Months**	**1 Year and Over**	**Accumulating Deposit Accounts**	**Total**
Turkish Lira								
Bank Deposits	1,867	38,804	-	-	-	-	-	**40,671**
Saving Deposits	884	556,173	1,024,153	13,743	13,076	8,417	-	**1,616,446**
Public Sector Deposits	1	18,601	22,965	2	30	7	-	**41,606**
Commercial Deposits	3,261	376,769	465,083	13,068	1,921	15,999	-	**876,101**
Other	5,163	13,872	35,268	90	38	22	-	**54,453**
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total TL	**11,176**	**1,004,219**	**1,547,469**	**26,903**	**15,065**	**24,445**	-	**2,629,277**
Foreign Currency								-
Foreign Currency Deposits	2,161	208,216	225,950	15,605	19,941	23,793	1,745	**497,411**
Bank Deposits	-	9,208	-	-	-	-		**9,208**
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	1	-	423	-	-	**424**
Total FC	**2,161**	**217,424**	**225,951**	**15,605**	**20,364**	**23,793**	**1,745**	**507,043**
Grand Total	**13,337**	**1,221,643**	**1,773,420**	**42,508**	**35,429**	**48,238**	**1,745**	**3,136,320**

(Thousands of Turkish Lira (TL))

5.4.2.5 Interest expense on repurchase agreements

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 Financial lease expenses

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 Interest expenses on factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	**45,937,428**	**17,355,864**
Trading Account Income	364,304	67,549
Gains from Derivative Financial Instruments	2,377,815	1,439,982
Foreign Exchange Gains	43,195,309	15,848,333
Losses (-)	**45,131,264**	**17,240,905**
Trading Account Losses	10,591	20,246
Losses from Derivative Financial Instruments	2,020,950	1,227,511
Foreign Exchange Losses	43,099,723	15,993,148
Total	**806,164**	**114,959**

TL 163,386 thousands (30 September 2008: TL 16,798 thousands) of foreign exchange gains and TL 339,327 thousands (30 September 2008: TL 253,003 thousands) of foreign exchange losses are resulted from the exchange rate changes of derivative financial transactions.

5.4.5 Other operating income

The items under "other operating income" consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

Furthermore, the Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office due to the prepaid taxes in 2005, is agreed to be TL 131,178 thousands. In line with this conciliation and including a tax refund on an existing unused investment incentive certificate amounting TL 6,078 thousands, a total amount of TL 137,256 thousands is recorded as prior period income in the accompanying financial statements under "other operating income".

(Thousands of Turkish Lira (TL))

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	1,080,623	201,156
Loans and receivables in Group III	*221,628*	*106,586*
Loans and receivables in Group IV	*422,671*	*39,168*
Loans and receivables in Group V	*436,324*	*55,402*
General Provisions	19,722	114,914
Provision for Possible Losses	265,000	-
Impairment Losses on Securities	43	435
Financial assets at fair value through profit or loss	*43*	*379*
Financial assets available-for-sale	-	*56*
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	16	7
Associates	-	-
Subsidiaries	*16*	*7*
Joint Ventures	-	-
Investments Held-to-Maturity	-	-
Others	49,949	2,872
Total	**1,415,353**	**319,384**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	666,363	638,619
Reserve for Employee Termination Benefits	-	-
Deficit Provision for Pension Fund	-	164,598
Impairment Losses on Tangible Assets	-	1
Depreciation Expenses of Tangible Assets	124,991	120,719
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	3,338	3,014
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	533	682
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	758,667	714,604
Operational Lease related Expenses	*96,902*	*78,402*
Repair and Maintenance Expenses	*18,422*	*17,745*
Advertisement Expenses	*60,635*	*82,783*
Other Expenses	*582,708*	*535,674*
Loss on Sale of Assets	1,126	8,179
Others (*)	285,320	267,636
Total	**1,840,338**	**1,918,052**

(*) In the current period, this item includes a provision amounting TL 104,600 thousands (30 September 2008: TL 124,735 thousands) for short-term employee benefits.

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of Turkish Lira (TL))

5.4.9 Provision for taxes including taxes from discontinued operations

As of 30 September 2009, the Bank recorded a tax expense of TL 614,732 thousands (30 September 2008: TL 342,606 thousands) and a deferred tax income of TL 37,354 thousands (30 September 2008: TL 9,106 thousands).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing differences	Current Period
Increase in tax deductable timing differences (+)	94,760
Decrease in tax deductable timing differences (-)	2,843
Increase in taxable timing differences (-)	71,347
Decrease in taxable timing differences (+)	16,784
Total	**37,354**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(decrease) in tax deductable timing differences (net)	91,917
(Increase)/decrease in taxable timing differences (net)	(54,563)
Increase/(decrease) in tax losses (net)	-
Increase/(decrease) in tax deductions and exemptions (net)	-
Total	**37,354**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Statement of Changes in Shareholders' Equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Statement of Cash Flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of Turkish Lira (TL))

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	1,729,413	122,864	25	1,661	220,662	183,932
Balance at end of period	1,628,074	24,408	124	1,821	202,025	294,586
Interest and Commission Income	**42,946**	**100**	**15**	**1**	**10,905**	**1,531**

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	953,386	61,690	1	1,090	65,794	168,482
Balance at end of period	1,729,413	122,864	25	1,661	220,662	183,932
Interest and Commission Income	**42,130**	**87**	**17**	**4**	**4,081**	**897**

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	240,915	154,208	300,582	86,051	183,763	235,532
Balance at end of period	319,410	240,915	244,150	300,582	321,528	183,763
Interest Expense	**18,282**	**20,425**	**11,479**	**13,692**	**8,188**	**14,037**

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions for Trading:						
Beginning of Period	331,010	-	-	-	-	-
End of Period	258,004	331,010	-	-	16,577	-
Total Profit/Loss	**54,311**	**3,379**	-	-	**353**	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of Turkish Lira (TL))

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting TL 490,153 thousands (31 December 2008: TL 667,071 thousands) compose 0.98% (31 December 2008: 1.34%) of the Bank's total cash loans and 0.49% (31 December 2008: 0.75%) of the Bank's total assets. The total loans and similar receivables amounting TL 1,830,223 thousands (31 December 2008: TL 1,950,100 thousands) compose 1.82% (31 December 2008: TL 2.19%) of the Bank's total assets. The non-cash loans of the risk group amounting TL 320,815 thousands (31 December 2008: TL 308,457 thousands) compose 2.15% (31 December 2008: 2.17%) of the Bank's total non-cash loans. The deposits of the risk group amounting TL 885,088 thousands (31 December 2008: TL 725,260 thousands) compose 1.52% (31 December 2008: 1.38%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

The Bank has a total lease payable of TL 5,777 thousands (31 December 2008: TL 23,357 thousands) from the transactions carried out with related parties. As a result of these transactions, a leasing expense of TL 1,680 thousands (30 September 2008: TL 4,396 thousands) is recorded. Furthermore, there is a credit card (POS) payable amounting TL 32,559 thousands (31 December 2008: TL 25,987 thousands) to related parties.

Operating expenses of TL 6,825 thousands (30 September 2008: TL 11,937 thousands) for IT services rendered by related parties and rent income of TL 1,262 thousands (30 September 2008: TL 1,046 thousands) for the real estates rented to related parties, are recorded.

The Bank made a total payment of TL 44,570 thousands to its top management considered as key management as of 30 September 2009 (30 September 2008: TL 42,234 thousands).

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Note 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Thousands of Turkish Lira (TL))

At 11 March 2008, a real estate with a net book value of TL 40,581 thousands was sold to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of TL 42,693 thousands). The sale price, of which USD 15,000,000 was collected immediately at the date of sale, was fully collected. A gain of TL 2,112 thousands was recognized as income on this transaction in prior period.

At 6 March 2009, a real estate was purchased from Eureko Sigorta AŞ at a price of TL 12,434 thousands and fully paid.

The Bank purchased a real estate at a total price of USD 11,000,000 plus VAT (equivalent of TL 18,121 thousands) at 3 June 2009 through payments of USD 6,000,000 at 6 April 2009 and USD 5,880,000 at 3 June 2009 as per the trading commitment agreement with Doğuş-Ge Gayrimenkul Yatırım Ortaklığı AŞ.

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Representative Offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

The Bank has acquired one ordinary share that EFG Finansal Kiralama AŞ had in Garanti Bank Moscow, one of the Bank's subsidiaries, representing a 0.0578% ownership in the registered share capital of this bank at a nominal value of Rouble 255,000 on 15 October 2009 for a purchase price of USD 65,000.

5.10 Other Disclosures on Activities of the Bank

5.10.1 The Bank's latest international risk ratings

MOODY'S *(September 2009*)*

Long Term FC Deposit	B1
Long Term TL Deposit	A3
Short Term TL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Positive
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(September 2009*)*

Long Term FC Obligations	BB-
Long Term TL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(November 2009*)*

Foreign Currency	
Long Term	BB (RWP)
Short Term	B
Outlook	Stable
Individual	C
Support	4 (RWP)
Turkish Lira	
Long Term	BBB- (RWP)
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2008*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(Thousands of Turkish Lira (TL))

JCR EURASIA RATINGS ***(May 2009*)***

Long Term International FC	BB+ (Stable)
Long Term International TL	BBB (Stable)
Long Term National	AAA (Trk) (Stable)
Short Term International FC	B (Stable)
Short Term International TL	A-3 (Stable)
Short Term National	A-1+ (Trk) (Stable)
Support	1
Independency from Shareholders	A

(*) Latest dates in risk ratings or outlooks.

5.10.2 Dividends

At the annual general assembly dated 2 April 2009 and the extraordinary general assembly dated 3 September 2009, it was decided to distribute the profit of 2008 as follows:

2008 PROFIT DISTRIBUTION TABLE	
2008 Net Profit	1,750,488
A – I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(87,524)
Undistributable funds	(4,424)
B – First dividend at 5% of the Paid Capital	(210,000)
C – Extraordinary reserves at 5% after above deductions	(72,427)
D – Dividend to the owners of the Founder Shares	(65,000)
E – Extraordinary reserves	(1,304,613)
F – II.Legal reserve (Turkish Commercial Code 466/2)	(6,500)

5.10.3 Other disclosures

On 23 February 2009, the Bank obtained a subordinated debt of EUR 50 millions from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique SA), a company of the French Development Agency Group with an interest of Euribor+3.5% and maturity of 12 years with a repayment option at the end of the seventh year to finance the clean energy projects. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by the BRSA in the calculation of the Bank's capital adequacy ratio in compliance with the conditions set in the "Regulation on Equities of Banks" issued by the BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

6 Independent Auditors' Review Report

6.1 Disclosure on independent auditors' review report

The Bank's unconsolidated interim financial statements as of 30 September 2009, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 6 November 2009 that except for the effect of the matter described in the third paragraph on the financial statements, nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 30 September 2009.

....

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 19, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed Garanti Bank's consolidated financial statements for the period ended September 30, 2009 prepared in line with the IFRS directives.

Regards,

Garanti Bank





Sinem Özonur
Manager
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations



Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

30 September 2009

With Report on Review of Interim

Financial Information Thereon

6 November 2009

This report contains the "Report on Review of Interim Financial Information" comprising 1 page and; the "Consolidated Financial Statements and Their Explanatory Notes" comprising 73 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents



Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Report on Review of Consolidated Interim Financial Information

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi,

Report on the consolidated financial statements

We have reviewed the accompanying consolidated statement of financial position of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates as at 30 September 2009 and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis of qualification

As of balance sheet date, the accompanying consolidated statement of financial position includes a general provision amounting to TL 295,000 thousands provided by the Bank management in line with conservatism principle considering the circumstances which may arise from any changes in the economy or market conditions, and TL 265,000 thousands of such provision has been recognized as expense in the current period.

Conclusion

Based on our review, except for the effect on the consolidated statement of financial positions of the matter described in the basis of qualification paragraph above, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Bank and its affiliates as at 30 September 2009, and of its financial performance and its cash flows for the nine-month period then ended in accordance with IAS 34.

KPMG Akis Bağımsız Denetim ve SMMM A.Ş.

İstanbul,
6 November 2009

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Financial Position
As at 30 September 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	30 September 2009	31 December 2008
Assets			
Cash and balances with central banks	*4*	6,399,414	3,972,533
Financial assets at fair value through profit or loss	*5*	409,960	564,137
Loans and advances to banks	*6*	9,243,962	8,004,241
Loans and advances to customers	*7*	54,766,862	53,870,069
Other assets	*9*	5,394,954	4,203,250
Investment securities	*10,21*	33,273,791	26,112,129
Investments in equity participations	*11*	67,903	70,437
Tangible assets, net	*12*	1,351,973	1,238,627
Goodwill, net	*13*	33,170	33,170
Deferred tax asset	*19*	147,597	119,745
Total assets		**111,089,586**	**98,188,338**
Liabilities			
Deposits from banks	*14*	2,846,128	2,119,279
Deposits from customers	*15*	61,446,295	55,837,808
Obligations under repurchase agreements	*16*	12,201,656	11,153,180
Loans and advances from banks	*17*	14,636,191	13,443,583
Subordinated liabilities	*18*	1,017,423	947,530
Current tax liability	*19*	409,401	127,684
Deferred tax liability	*19*	13,068	-
Other liabilities and accrued expenses	*20*	5,567,993	4,655,769
Total liabilities		**98,138,155**	**88,284,833**
Shareholders' equity and minority interest			
Share capital	*21*	5,146,371	5,146,371
Share premium	*21*	11,880	11,880
Minority interest	*21*	46,124	35,201
Unrealised gains on available-for-sale assets	*10,21*	1,417,622	177,751
Hedging reserve	*21*	(2,428)	60,998
Translation reserve	*21*	35,349	35,987
Legal reserves	*21*	383,645	289,414
Retained earnings	*21*	5,912,868	4,145,903
Total shareholders' equity and minority interest		**12,951,431**	**9,903,505**
Total liabilities, shareholders' equity and minority interest		**111,089,586**	**98,188,338**
Commitments and contingencies	*23*		

The notes on pages 5 to 73 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Comprehensive Income
For The Nine-Month Period Ended 30 September 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	Nine-month period ended 30 September 2009	Three-month period ended 30 September 2009	Nine-month period ended 30 September 2008	Three-month period ended 30 September 2008
Interest income:-					
Interest on loans		4,814,437	1,506,473	4,243,050	1,494,967
Interest on securities		2,991,636	989,120	2,111,088	793,018
Interest on deposits at banks		347,270	92,599	486,918	167,167
Interest on lease business		179,614	55,621	174,149	57,429
Others		63,490	19,208	75,330	24,618
		8,396,447	2,663,021	7,090,535	2,537,199
Interest expense:-					
Interest on saving, commercial and public deposits		(3,226,123)	(922,788)	(2,949,786)	(1,092,815)
Interest on borrowings and obligations under repurchase agreements		(1,192,943)	(374,485)	(1,359,706)	(494,615)
Interest on bank deposits		(68,720)	(4,311)	(120,068)	(38,485)
Interest on subordinated liabilities		(48,238)	(14,166)	(14,456)	(10,929)
Others		(1,777)	(2,951)	(3,436)	(919)
		(4,537,801)	(1,318,701)	(4,447,452)	(1,637,763)
Net interest income		**3,858,646**	**1,344,320**	**2,643,083**	**899,436**
Fee and commission income		1,703,165	569,252	1,517,320	522,611
Fee and commission expense		(333,298)	(105,457)	(322,042)	(123,675)
Net fee and commission income	26	**1,369,867**	**463,795**	**1,195,278**	**398,936**
Trading gains, net	5	697,949	32,193	242,739	247,228
Foreign exchange gains, net		118,025	66,289	-	-
Premium income from insurance business		117,868	39,258	94,099	33,510
Other operating income		100,357	35,114	83,585	18,733
Other operating income		**1,034,199**	**172,854**	**420,423**	**299,471**
Total operating Income		**6,262,712**	**1,980,969**	**4,258,784**	**1,597,843**
Impairment losses, net	7,8,9,11,12,13,20	(1,418,158)	(387,550)	(300,429)	(68,417)
Salaries and wages		(743,699)	(262,201)	(692,736)	(231,660)
Credit card rewards and promotion expenses		(227,253)	(82,401)	-205,241	(80,032)
Employee benefits	20	(183,564)	(64,198)	(175,858)	(64,131)
Depreciation and amortization	12	(146,283)	(48,073)	(132,207)	(46,142)
Taxes and duties other than on income		(101,525)	(19,541)	(54,110)	(20,358)
Communication expenses		(101,304)	(34,530)	(103,255)	(37,948)
Rent expenses		(94,911)	(30,318)	(79,991)	(28,932)
Foreign exchange loss, net	12	-	-	(119,961)	(239,881)
Other operating expenses	27	(479,621)	(171,166)	(499,299)	(163,158)
Total operating expenses		**(3,496,318)**	**(1,099,978)**	**(2,363,087)**	**(980,659)**
Income before tax		**2,766,394**	**880,991**	**1,895,697**	**617,184**
Taxation charge	19	(613,919)	(184,961)	(359,652)	(128,831)
Net income for the period		**2,152,475**	**696,030**	**1,536,045**	**488,353**
Other comprehensive income:					
Foreign currency translation differences for foreign operations	21	(516)	2,902	18,572	(22,892)
Net gain/(losses) on hedges of net investments in foreign operations	21	-	-	(7,415)	15,693
Cash flow hedges:					
Effective portion of changes in fair value	21	17,220	(189)	2,541	(423)
Net amount transferred to income	21	(80,646)	-	(36,002)	-
Fair value reserves (available-for-sale financial assets):					
Net change in fair values	21	1,354,364	752,073	(88,511)	486,883
Net amount transferred to income	21	(114,463)	(804)	(141,547)	(137,043)
Other comprehensive income for the period, net of tax		**1,175,959**	**753,982**	**(252,362)**	**342,218**
Total comprehensive income for the period		**3,328,434**	**1,450,012**	**1,283,683**	**830,571**
Net income attributable to:					
Equity holders of the Bank		2,141,523	692,864	1,527,755	485,303
Minority interest		10,952	3,166	8,290	3,050
		2,152,475	696,030	1,536,045	488,353
Total comprehensive income attributable to:					
Equity holders of the Bank		3,317,452	1,446,827	1,275,403	827,531
Minority interest		10,982	3,185	8,280	3,040
		3,328,434	1,450,012	1,283,683	830,571
Weighted average number of shares with a face value of Kr 1 each	21	**420 billions**	**420 billions**	**256.7 billions**	**350 billions**
Basic and diluted earnings per share (full TL amount per TL'000 face value each)		**509.9**	**165.0**	**595.2**	**138.7**

The notes on pages 5 to 73 are integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity
For The Nine-Month Period Ended 30 September 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	Share Capital	Share Premium	Minority Interest	Unrealised Gains/(Losses) on Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2007		3,046,371	-	23,410	189,382	31,464	6,709	172,678	3,781,754	7,251,768
Collections from shareholders for capital increase	21	2,100,000	11,880	-	-	-	-	-	-	2,111,880
Payment for founder shares repurchased	21	-	-	-	-	-	-	-	(1,434,233)	(1,434,233)
Transfer to legal reserves		-	-	-	-	-	-	115,833	(115,833)	-
Foreign exchange difference on foreign currency legal reserves	21	-	-	-	-	-	-	146	-	146
Net unrealised market value losses from available-for-sale portfolio	21	-	-	(10)	(88,501)	-	-	-	-	(88,511)
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	-	(141,547)	-	-	-	-	(141,547)
Foreign currency translation differences for foreign operations		-	-	-	-	-	11,011	-	-	11,011
Net fair value gains from cash flow hedges	21	-	-	-	-	2,541	-	-	-	2,541
Net fair value gains from cash flow hedges transferred to the income statement on disposal	21	-	-	-	-	(36,002)	-	-	-	(36,002)
Net income for the nine-month period		-	-	8,290	-	-	-	-	1,527,755	1,536,045
Balances at 30 September 2008		5,146,371	11,880	31,690	(40,666)	(1,997)	17,720	288,657	3,759,443	9,213,098
Foreign exchange difference on foreign currency legal reserves		-	-	-	-	-	-	757	-	757
Net unrealised market value gains from available-for-sale portfolio	21	-	-	1	138,141	-	-	-	-	138,142
Net losses on available-for-sale assets transferred to the income statement on disposal	21	-	-	-	80,276	-	-	-	-	80,276
Foreign currency translation differences for foreign operations	21	-	-	-	-	-	18,267	-	-	18,267
Net fair value gains from cash flow hedges	21	-	-	-	-	62,995	-	-	-	62,995
Net income for the three-month period		-	-	3,510	-	-	-	-	386,460	389,970
Balances at 31 December 2008		5,146,371	11,880	35,201	177,751	60,998	35,987	289,414	4,145,903	9,903,505
Dividends paid		-	-	-	-	-	-	-	(275,000)	(275,000)
Foreign exchange difference on foreign currency legal reserves	21	-	-	-	-	-	-	122	-	122
Transfer to legal reserves		-	-	-	-	-	-	94,109	(94,109)	-
Net unrealised market value gains from available-for-sale portfolio	21	-	-	30	1,354,334	-	-	-	-	1,354,364
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	-	(114,463)	-	-	-	-	(114,463)
Foreign currency translation differences for foreign operations		-	-	-	-	-	(638)	-	-	(638)
Net fair value gains from cash flow hedges	21	-	-	-	-	17,220	-	-	-	17,220
Net fair value gains from cash flow hedges transferred to the income statement on disposal	21	-	-	-	-	(80,646)	-	-	-	(80,646)
Adjustment to retained earnings for a new consolidated affiliate		-	-	(59)	-		-	-	(5,449)	(5,508)
Net income for the nine-month period		-	-	10,952	-	-	-	-	2,141,523	2,152,475
Balances at 30 September 2009		5,146,371	11,880	46,124	1,417,622	(2,428)	35,349	383,645	5,912,868	12,951,431

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Cash Flows
For The Nine-Month Period Ended 30 September 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	30 September 2009	30 September 2008
Cash flows from operating activities:-			
Interests and commissions received		7,093,800	5,760,657
Interest expenses paid		(4,772,376)	(4,166,831)
Other operating activities, net		649,138	134,434
Cash payments to employees and suppliers		(1,925,793)	(1,788,844)
		1,044,769	(60,584)
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(2,658,600)	(641,388)
Balances with central banks		(731,814)	2,689,599
Financial assets at fair value through profit or loss		148,816	424,658
Loans and advances to customers		(1,352,626)	(6,509,406)
Consumer loans		(524,103)	(2,943,243)
Other assets		(443,947)	(630,079)
Increase/(decrease) in operating liabilities:-			
Deposits from banks		728,799	(334,681)
Deposits from customers		5,712,550	9,860,767
Obligations under repurchase agreements		1,072,187	(365,515)
Other liabilities		778,036	329,229
Net cash flow from operating activities before income taxes paid		**3,774,067**	**1,819,357**
Income taxes paid	*19*	**(592,736)**	**(111,892)**
Tax refunds collected		**-**	**137,256**
Net cash flow from operating activities		**3,181,331**	**1,844,721**
Cash flows from investing activities:-			
Net increase in security investments		(5,194,691)	(4,257,789)
Interest received		2,015,082	2,055,142
Increase in investments in equity participations, net		(562)	-
Dividends received		2,744	2,535
Proceeds from sale of tangible assets		21,642	130,068
Purchase of tangible assets		(227,377)	(215,914)
Net cash flow used in investing activities		**(3,383,162)**	**(2,285,958)**
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		1,276,865	1,664,783
Increase in subordinated liabilities, net		81,916	45,070
Dividends paid		(275,000)	-
Equity instruments issued		-	2,111,880
Payment for founder shares repurchased		-	(1,434,233)
Net cash flow from financing activities		**1,083,781**	**2,387,500**
Effect of exchange rate changes		**118,025**	**(119,961)**
Net increase in cash and cash equivalents		**999,975**	**1,826,302**
Cash and cash equivalents at the beginning of the period		7,145,989	4,293,819
Cash and cash equivalents at the end of the period	*2*	**8,145,964**	**6,120,121**

The notes on pages 5 to 73 are an integral part of these consolidated financial statements.

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank as of and for the nine-month period ended 30 September 2009 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

The foundation of the Bank was approved by the decree of the Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 609 domestic branches, five foreign branches, four representative offices abroad and 128 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 18,908 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 30.52% and "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group holds 20.85% of the issued capital.

Significant accounting policies

(a) Statement of compliance

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in Turkish Lira (TL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standards ("IFRS"). The accompanying consolidated financial statements are authorized for issue by the directors on 6 November 2009.

(b) Basis of preparation

The accompanying consolidated financial statements are presented in thousands of TL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

Significant accounting policies (continued)

(c) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17, 22 and 23.

(d) Basis of consolidation

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are

Significant accounting policies (continued)

eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e) Foreign currency

Foreign currency transactions

Transactions are recorded in TL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into TL at the exchange rates ruling at date of the statement of financial position with the resulting exchange differences recognized in the statement of comprehensive income as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the statement of comprehensive income as realized during the period.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to TL at foreign exchange rates ruling at the date of the statement of financial position. The revenues and expenses of foreign operations are translated to TL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of comprehensive income.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f) Tangible assets and related depreciation

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in TL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to statement of comprehensive income.

(Currency: Thousands of Turkish Lira (TL))

Significant accounting policies (continued)

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the statement of comprehensive income as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods.

The estimated useful lives are as follows:

Tangible assets	*Estimated useful lives (years)*	*Depreciation rates (%) for the year 2005 and after*	*Depreciation rates (%) for the years before 2005*
Buildings	50	4	2
Furniture, fixture and equipments	4-20	10-50	5-25
Leasehold improvements	5-10	10-20	5

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) *Goodwill*

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the statement of comprehensive income. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the statement of comprehensive income.

(h) *Financial instruments*

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Significant accounting policies (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Change in accounting policy

In October 2008, the IASB issued Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures). The amendment to IAS 39 permits an entity to reclassify non-derivative financial assets, other than those designated at fair value through profit or loss upon initial recognition, out of the fair value through profit or loss category if they are no longer held for the purpose of being sold or repurchased in the near term, as follows:

- If the financial asset would have met the definition of loans and receivables, if the financial asset had not been required to be classified as fair value through profit or loss at initial recognition, then it may be reclassified if the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity.
- If the financial asset would not have met the definition of loans and receivables, then it may be reclassified out of the financial assets at fair value through profit or loss category only in 'rare circumstances'.

The amendments are effective retrospectively from 1 July 2008.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

Significant accounting policies (continued)

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the date of the statement of financial position without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the date of the statement of financial position taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the statement of comprehensive income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with central banks: Cash and balances with central banks comprise cash balances on hand, cash deposited with the central banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Significant accounting policies (continued)

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) *Derivatives held for risk management purposes*

Derivatives held for risk management purposes are measured at fair value in the statement of financial position. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the result of statement of comprehensive income, the effective portion of changes in the fair value of the derivative are recognised directly in the shareholders' equity. The amount recognised in the shareholders' equity is removed and included in the statement of comprehensive income in the same period as the hedged cash flows affect the statement of comprehensive income under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the statement of comprehensive income.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the shareholders' equity remains there until the forecast transaction affects the statement of comprehensive income. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the shareholders' equity is recognized immediately in the statement of comprehensive income.

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the shareholders' equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the statement of comprehensive income. The amount recognized in the shareholders' equity is removed and included in the statement of comprehensive income on disposal of the foreign operation.

Significant accounting policies (continued)

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the statement of financial position together with the host contract.

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the statement of financial position and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the statement of financial position and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(l) Items held in trust

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated statement of financial position, since such items are not under the ownership of the Bank.

(m) Financial guarantees

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

(Currency: Thousands of Turkish Lira (TL))

Significant accounting policies (continued)

(n) Employee benefits

(i) Defined benefit plan

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Bank has a defined benefit plan ("the Plan") for its employees namely Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"). The Fund is a separate legal entity and a foundation recognized by an official decree, providing pension and post-retirement medical benefits to all qualified Bank employees. This benefit plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	30 September 2009	
	Employer	***Employee***
	%	%
Pension contributions	15.5	10.0
Medical benefit contributions	6.0	5.0

This benefit plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") ("pension and medical benefits transferable to SSF") (see Note 20) and b) other excess social rights and payments provided in the existing trust indenture but not transferable to SSF and medical benefits provided by the Bank for its constructive obligation ("excess benefits").

a) Pension and medical benefits transferable to SSF

As discussed in Note 20, the Bank expects to transfer a portion of the obligation of the Fund to SSF. This transfer will be a settlement of that portion of the Fund's obligation. Final legislation establishing the terms for this transfer was enacted on 8 May 2008. Although the settlement will not be recognized until the transfer is made, the Bank believes that it is more appropriate to measure the obligation at 31 December 2008 as the value of the payment that would need to be made to SSF to settle the obligation at the date of the statement of financial position in accordance with the Temporary Article 20 of the Law No.5754: "Law regarding the changes in Social Insurance and General Health Insurance Law and other laws and regulations" ("New Law"). The pension disclosures set out in Note 20, therefore reflect the actuarial assumptions and mortality tables specified in the New Law, including a discount rate of 9.80%.

The pension benefits transferable to SSF are calculated annually by an independent actuary, who is registered with the Undersecretariat of the Treasury.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to statement of comprehensive income.

b) Excess benefits not transferable to SSF

The excess benefits, which are not subject to the transfer, are accounted in accordance with IAS 19, "*Employee Benefits*". The obligation in respect of the retained portion of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value by using the projected unit credit method, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is a floating discount rate between 17.41% - 10.51% as of 31 December 2008.

Significant accounting policies (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to statement of comprehensive income.

(ii) Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates calculated in accordance with the Turkish Labor Law. In accordance with Turkish Labor Law, the Bank and its affiliates are required to make lump-sum payments to each employee whose employment is terminated due to retirement or before the retirement date for reasons other than resignation or misconduct and has completed at least one year of service.

Provision is made for the present value of the liability calculated using the projected unit credit method and all actuarial gains and losses are recognized immediately in the consolidated statement of comprehensive income.

(iii) Short-term employee benefits

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with IAS 19.

(o) Taxes on income

Taxes on income for the year comprise current taxes and deferred taxes. Current taxes on income comprises tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the statement of financial position method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the statement of comprehensive income together with the deferred gains or losses that are realized.

(p) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Significant accounting policies (continued)

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

(q) Earnings per share

Earnings per share disclosed in the accompanying consolidated statement of comprehensive income are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) Impairment

Financial assets are reviewed at each date of the statement of financial position to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the date of financial position. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the statement of comprehensive income. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the statement of comprehensive income.

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Significant accounting policies (continued)

Where an asset remeasured to fair value is impaired, the write-down is recognized in the statement of comprehensive income.

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the statement of comprehensive income.

(s) Income and expense recognition

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the statement of comprehensive income when received.

Insurance business

Premium income: For short-term insurance contracts, premiums are recognized as revenue (earned premiums), net of premium ceded to reinsurer firms, proportionally over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at date of the statement of financial position is recognized as the reserve for unearned premiums that are calculated on a daily pro-rata basis. Premiums are shown before deduction of commissions and deferred acquisition cost, and are gross of any taxes and duties levied on premiums. For long-term insurance contracts, premiums are recognized as revenue when the premiums are due from the policyholders. Premiums received for long-term insurance contracts with discretionary participation feature ("DPF"), are not recognized as revenue, insurance premiums for such contracts are recognized directly as liabilities.

Significant accounting policies (continued)

Unearned premium reserve: Unearned premiums are those proportions of the premiums written in a period that relate to the period of risk subsequent to the date of the statement of financial position for all short-term insurance policies. In accordance with the incumbent legislation on the computation of insurance contract liabilities, unearned premium reserve set aside for unexpired risks as at the dates of the statements of financial position, has been computed on daily pro-rata basis. The change in the provision for unearned premium is recognized in the statement of comprehensive income in the order that revenue is recognized over the period of risk.

Claims and provision for "outstanding" claims: Claims are recognized in the period in which they occur, based on reported claims or on the basis of estimates when not reported. The claims provision is the total estimated ultimate cost of settling all claims arising from events, which have occurred up to the end of the accounting period. Full provision is accounted for outstanding claims, including claim settlements reported at the period-end. Incurred but not reported claims ("IBNR") are also provided for under the provision for outstanding claims.

Provision for future policy benefit: Provision for future policy benefits are the difference between the net present values of premiums collected in return of the risk covered by the company and the liabilities to policyholders. Provision for future benefits is the sum of the remainder of collected premiums and accumulated life insurance provision. Provision for future benefits is computed on the basis of actuarial mortality assumptions as approved by the Turkish Treasury Insurance Department, which are applicable for Turkish Insurance Companies.

Liability adequacy test: At each date of the statement of financial position, asset-liability adequacy tests are performed to ensure the adequacy of the contract liabilities, net of related deferred acquisition cost. In performing these tests, current best estimates of future cash flows are used. Any deficiency is immediately charged to the statement of comprehensive income.

Income generated from pension business: Revenue arising from asset management and other related services offered by the insurance affiliate of the Bank are recognized in the accounting period in which the service is rendered. Fees consist primarily of investment management fees arising from services rendered in conjunction with the issue and management of investment contracts where the company actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the instrument. These services comprise the activity of trading financial assets in order to reproduce the contractual services. In all cases, these services comprise an indeterminate number of acts over the life of the individual contracts.

(t) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Significant accounting policies (continued)

(u) Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(v) New standards and interpretations not yet adopted

Amended IAS 27 *Consolidated and Separate Financial Statements (2008)* requires accounting for changes in ownership interests Bank loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in income. The amendments to IAS 27, which become mandatory for the Bank's 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements. These amendments have not been applied in preparing these consolidated financial statements.

(w) Early adopted standards and interpretions

- IFRIC 13 *Customer Loyalty Programmes* addresses the accounting by entities that operate or otherwise participate in customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13 becomes mandatory for the Bank's 2009 consolidated financial statements and will be applicable retrospectively. The Bank early adopted this interpretation in the accompanying consolidated financial statements by using one of the relevant approach that the future cost for the obligation to deliver the award should be recognised as an expense at the time of gaining the awards.

- Revised IAS *Presentation of Financial Statements (2007)* introduces the term "total comprehensive income" which represents the changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the statement of comprehensive income and all non-owner changes in equity in a single statement), or in an statement of comprehensive income and a separate statement of comprehensive income according to revised IAS 1, which becomes mandatory for the Bank's 2009 financial statements. The Bank early adopted this revision in the accompanying consolidated financial statements by using the single statement of comprehensive income approach.

Index for the notes to the consolidated financial statements:

(Currency: Thousands of Turkish Lira (TL))

1 Segment reporting

Segment information is presented in respect of the Bank and its affiliates' geographical and business segments. The primary format, business segments, is based on the Bank and its affiliates. Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Russia, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	30 September 2009				
	Loans and Advances to Customers	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	52,244,170	96,874,071	71,438,180	13,020,767	196,651
England	11,864	3,935,001	8,899,823	362,777	-
Germany	8,559	2,892,421	2,922,923	83,736	270
Romania	948,668	1,916,844	1,243,785	92,228	5,861
Holland	460,811	1,093,695	1,873,688	139,407	799
Russia	402,443	944,462	222,097	98,787	876
USA	8,321	836,297	6,233,567	316,841	-
France	3,091	700,547	244,854	163,512	-
Others	678,935	1,896,248	5,059,238	1,113,006	-
	54,766,862	111,089,586	98,138,155	15,391,061	204,457

	31 December 2008				
	Loans and Advances to Customers	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	51,629,704	87,465,358	67,511,825	11,639,580	351,025
Holland	223,744	2,091,340	2,172,863	506,634	2,198
England	24,218	1,910,672	3,626,436	340,765	-
Germany	18,224	1,556,435	2,591,540	100,624	68
Romania	768,131	1,365,104	726,893	68,874	34,084
Russia	497,323	1,161,158	160,828	139,411	391
USA	44,820	876,610	6,863,025	326,507	-
France	11,325	125,182	111,686	190,346	-
Others	652,580	1,636,479	4,519,737	1,254,316	-
	53,870,069	98,188,338	88,284,833	14,567,057	387,766

Total geographic sector risk concentrations of net income are presented in the table below:

	Nine-month period ended 30 September 2009	*Three-month period ended 30 September 2009*	*Nine-month period ended 30 September 2008*	*Three-month period ended 30 September 2008*
Turkey	1,935,901	595,464	1,356,529	427,243
Luxembourg	105,149	63,379	66,964	18,188
Malta	72,560	27,894	11,904	1,854
Holland	24,875	7,916	76,056	30,270
Others	13,990	1,377	24,592	10,798
	2,152,475	696,030	1,536,045	488,353

(Currency: Thousands of Turkish Lira (TL))

1 Segment reporting (continued)

1.2 Business segments

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis is as follows:

30 September 2009	*Retail Banking*	*Commercial, Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	1,892,398	1,919,199	2,144,995	-	5,956,592	109,477	136,969	26,095	29,231	21,480	6,279,844	(17,132)	6,262,712
Operating expenses	(916,037)	(617,637)	(1,801,907)	-	(3,335,581)	(54,584)	(61,642)	(16,629)	(26,659)	(20,014)	(3,515,109)	18,791	(3,496,318)
Income from operations	**976,361**	**1,301,562**	**343,088**	-	**2,621,011**	**54,893**	**75,327**	**9,466**	**2,572**	**1,466**	**2,764,735**	**1,659**	**2,766,394**
Taxation charge	-	-	(583,151)	-	(583,151)	(13,722)	(14,711)	(1,928)	(117)	(290)	(613,919)	-	(613,919)
Net income for the period	**976,361**	**1,301,562**	**(240,063)**	-	**2,037,860**	**41,171**	**60,616**	**7,538**	**2,455**	**1,176**	**2,150,816**	**1,659**	**2,152,475**
Segment assets	17,174,276	37,172,858	51,969,257	(658,561)	105,657,830	1,821,180	1,624,006	1,016,777	48,266	15,398	110,183,457	(694,514)	109,488,943
Investments in equity participations	-	-	403,072	-	403,072	-	275	9,641	5,669	1,158	419,815	(351,912)	67,903
Unallocated assets	-	-	1,335,216	-	1,335,216	123,950	13,700	2,917	5,167	1,539	1,482,489	50,251	1,532,740
Total assets	**17,174,276**	**37,172,858**	**53,707,545**	**(658,561)**	**107,396,118**	**1,945,130**	**1,637,981**	**1,029,335**	**59,102**	**18,095**	**112,085,761**	**(996,175)**	**111,089,586**
Segment liabilities	36,623,564	24,022,479	34,768,214	(658,561)	94,755,696	1,623,827	1,420,293	975,007	7,653	7,036	98,789,512	(651,357)	98,138,155
Shareholders' equity and minority interest	-	-	12,640,422	-	12,640,422	321,303	217,688	54,328	51,449	11,059	13,296,249	(344,818)	12,951,431
Total liabilities, shareholders' equity and minority interest	**36,623,564**	**24,022,479**	**47,408,636**	**(658,561)**	**107,396,118**	**1,945,130**	**1,637,981**	**1,029,335**	**59,102**	**18,095**	**112,085,761**	**(996,175)**	**111,089,586**

(Currency: Thousands of Turkish Lira (TL))

1 Segment reporting (continued)

30 September 2008	*Retail Banking*	*Commercial Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	1,538,570	1,264,291	1,197,096	-	3,999,957	80,348	112,764	20,337	26,340	19,215	4,258,961	(177)	4,258,784
Operating expenses	(722,134)	(397,712)	(1,083,879)	-	(2,203,725)	(23,546)	(56,435)	(13,864)	(24,824)	(18,567)	(2,340,961)	(22,126)	(2,363,087)
Income from operations	**816,436**	**866,579**	**113,217**	-	**1,796,232**	**56,802**	**56,329**	**6,473**	**1,516**	**648**	**1,918,000**	**(22,303)**	**1,895,697**
Taxation credit/(charge)	-	-	(346,361)	-	(346,361)	4	(11,463)	(1,430)	(337)	(215)	(359,802)	150	(359,652)
Net income for the period	**816,436**	**866,579**	**(233,144)**	-	**1,449,871**	**56,806**	**44,866**	**5,043**	**1,179**	**433**	**1,558,198**	**(22,153)**	**1,536,045**
31 December 2008													
Segment assets	16,457,561	36,550,189	40,874,460	(678,652)	93,203,558	2,200,551	1,193,403	742,676	45,231	14,171	97,399,590	(673,231)	96,726,359
Investments in equity participations	-	-	303,103	-	303,103	10,000	275	9,635	5,893	1,158	330,064	(259,627)	70,437
Unallocated assets	-	-	1,323,625	-	1,323,625	18,290	11,187	2,068	4,669	1,083	1,360,922	30,620	1,391,542
Total assets	**16,457,561**	**36,550,189**	**42,501,188**	**(678,652)**	**94,830,286**	**2,228,841**	**1,204,865**	**754,379**	**55,793**	**16,412**	**99,090,576**	**(902,238)**	**98,188,338**
Segment liabilities	31,339,548	24,809,320	29,731,912	(678,652)	85,202,128	1,943,201	1,047,990	707,589	6,431	6,526	88,913,865	(629,032)	88,284,833
Shareholders' equity and minority interest	-	-	9,628,158	-	9,628,158	285,640	156,875	46,790	49,362	9,886	10,176,711	(273,206)	9,903,505
Total liabilities, shareholders' equity and minority interest	**31,339,548**	**24,809,320**	**39,360,070**	**(678,652)**	**94,830,286**	**2,228,841**	**1,204,865**	**754,379**	**55,793**	**16,412**	**99,090,576**	**(902,238)**	**98,188,338**

(Currency: Thousands of Turkish Lira (TL))

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 30 September 2009 and 2008, included in the accompanying consolidated statements of cash flows are as follows:

	30 September 2009	*30 September 2008*
Cash at branches	505,857	647,343
Loans and advances to banks with original maturity periods of less than three months	7,640,107	5,472,778
	8,145,964	6,120,121

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank had the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	30 September 2009	*31 December 2008*
Statement of financial position		
Loans and advances to customers	290,938	289,145
Loans granted in TL	*136,573*	*79,385*
Loans granted in foreign currencies:	*US$ 54,384,132*	*US$ 54,605,072*
	EUR 34,881,450	*EUR 59,911,300*
Miscellaneous receivables	5,427	7,868
Deposits received	575,884	500,934
Commitments and contingencies		
Non-cash loans	371,497	188,864
Derivatives	16,791	-

3.2 Transactions

	Nine-month period ended 30 September 2009	*Three-month period ended 30 September 2009*	*Nine-month period ended 30 September 2008*	*Three-month period ended 30 September 2008*
Interest income	20,294	5,413	5,800	924
Interest expense	20,528	6,322	30,807	12,838

In the first nine months of 2009, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 2.6%-10.8% and 0.5%-11.1% (31 December 2008: 3.1%-6.6% and 1.5%-6.5%), respectively. The interest rates applied to TL receivables from and payables to related parties vary within the ranges of 8.0%-19.0% and 7.0%-10.8%, respectively (31 December 2008: 18.6%-27.0% and 15.0%-23.0%). Various commission rates are applied to transactions involving guarantees and commitments.

(Currency: Thousands of Turkish Lira (TL))

3 Related party disclosures (continued)

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties as at 30 September 2009.

The Bank sold a real estate, a building in Maslak to Doğuş Holding AŞ on 11 March 2008 at a sale price of US$ 35 millions. Before the year end, the total amount has been fully collected and a gain of TL 267 thousands on this sale is recorded as of 31 December 2008.

At 6 March 2009, the Bank purchased a real estate from Eureko Sigorta AŞ at a price of TL 12,434 thousands and fully paid.

The Bank purchased a real estate at a total price of USD 11,000,000 plus VAT (equivalent of TL 18,121 thousands) at 3 June 2009 through payments of USD 6,000,000 at 6 April 2009 and USD 5,880,000 at 3 June 2009 as per the trading commitment agreement with Doğuş-Ge Gayrimenkul Yatırım Ortaklığı AŞ.

Key management personnel compensation for the nine-month period ended 30 September 2009 amounted TL 66,465 thousands (30 September 2008: TL 63,037 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted TL 44,570 thousands (30 September 2008: TL 42,234 thousands) and of its financial affiliates amounted TL 21,895 thousands (30 September 2008: TL 20,803 thousands).

4 Cash and balances with central banks

	30 September 2009	*31 December 2008*
Cash at branches	505,857	672,358
Balances with central banks excluding reserve deposits	5,893,557	3,300,175
	6,399,414	3,972,533

5 Financial assets at fair value through profit or loss

	30 September 2009				*31 December 2008*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments held at fair value:					
Discounted government bonds in TL	104,826	99,376	8-9	2011	3,633
Government bonds in TL	47,991	51,362	8-21	2014	123,221
Investment fund	-	27,230	-	-	22,123
Gold	-	15,313	-	-	24,967
Others		59,044			34,589
		252,325			208,533
Equity and other non-fixed income instruments:					
Forfeiting receivables		157,609			355,590
Listed shares		26			14
		157,635			355,604
Total financial assets at fair value through profit or loss		409,960			564,137

Income from debt and other instruments held at fair value is reflected in the consolidated statement of comprehensive income as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges are reflected as a separate component of equity.

(Currency: Thousands of Turkish Lira (TL))

5 Financial assets at fair value through profit or loss (continued)

Income/(loss) from trading of financial assets is detailed in the table below:

	Nine-month period ended 30 September 2009	*Three-month period ended 30 September 2009*	*Nine-month period ended 30 September 2008*	*Three-month period ended 30 September 2008*
Fixed/floating securities	379,325	69,665	55,437	14,648
Derivative transactions	318,624	(37,472)	187,302	232,580
Trading gains, net	697,949	32,193	242,739	247,228

As at 30 September 2009, financial assets at fair value through profit or loss amounting to TL 100 thousands are blocked against asset management operation (31 December 2008: TL 89 thousands).

A consolidated financial affiliate of the Bank, reclassified some of its investment securities, previously reported as financial assets held for trading amounting EUR 65,782,732 with a total face value of US$ 93,155,000 to financial assets available-for-sale as of 1 July 2008 as per the Amendments to IAS 39 Financial Instruments: Recognition and Measurement as issued by the International Accounting Standards Board in October 2008.

6 Loans and advances to banks

	30 September 2009			*31 December 2008*		
	TL	*Foreign Currency*	*Total*	*TL*	*Foreign Currency*	*Total*
Loans and advances-demand						
Domestic banks	1,698	2,342	4,040	436	2,428	2,864
Foreign banks	249,873	621,073	870,946	369,998	605,628	975,626
	251,571	623,415	874,986	370,434	608,056	978,490
Loans and advances-time						
Domestic banks	265,560	1,101,084	1,366,644	366,047	1,567,270	1,933,317
Foreign banks	2,169,526	4,759,466	6,928,992	975,661	4,009,012	4,984,673
	2,435,086	5,860,550	8,295,636	1,341,708	5,576,282	6,917,990
Placements at money markets	30,117	-	30,117	40,552	-	40,552
Accrued interest on loans and advances to banks	24,801	18,422	43,223	35,690	31,519	67,209
Total loans and advances to banks	2,741,575	6,502,387	9,243,962	1,788,384	6,215,857	8,004,241
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	2,741,575	6,502,387	9,243,962	1,788,384	6,215,857	8,004,241

As at 30 September 2009, majority of loans and advances-time are short-term with interest rates ranging between 1%-12% per annum for foreign currency time placements and 7%-26% per annum for TL time placements (31 December 2008: 1%-11% and 15%-23%, respectively).

As at 30 September 2009, loans and advances at domestic and foreign banks include blocked accounts of TL 4,379,402 thousands (31 December 2008: TL 1,939,349 thousands) held against securitizations, fundings, legal legislations for the branches operating in foreign countries and insurance business.

(Currency: Thousands of Turkish Lira (TL))

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	30 September 2009	*31 December 2008*
Consumer loans	16,757,080	16,232,977
Credit card receivables	*6,861,378*	*6,717,695*
Mortgage loans	*5,566,386*	*5,024,875*
General purpose loans	*2,828,160*	*2,907,668*
Auto loans	*645,679*	*839,399*
Other consumer loans	*855,477*	*743,340*
Service sector	4,249,163	4,581,154
Energy	3,710,217	3,593,525
Transportation and logistics	2,784,946	2,831,671
Food	2,600,635	1,881,166
Construction	2,518,645	2,745,348
Transportation vehicles and sub-industry	2,142,311	2,331,475
Financial institutions	2,114,501	2,019,792
Textile	2,038,529	2,067,422
Metal and metal products	1,916,692	1,742,065
Data processing	1,658,734	1,199,499
Tourism	1,517,459	1,418,581
Durable consumption	820,933	958,250
Agriculture and stockbreeding	785,572	712,537
Chemistry and chemical product	784,144	785,910
Stone, rock and related products	658,997	645,265
Machinery and equipments	643,153	632,454
Electronic, optical and medical equipment	571,255	545,395
Mining	365,977	397,882
Plastic products	322,944	326,161
Paper and paper products	307,017	288,016
Others	2,059,350	1,950,975
Total performing loans	51,328,254	49,887,520
Financial lease receivables, net of unearned income (Note 8)	1,518,027	1,997,066
Factoring receivables	769,048	651,799
Accrued interest income on loans and lease receivables	910,162	1,146,004
Non-performing loans, factoring and lease receivables	2,405,523	1,368,312
Allowance for possible losses from loans, factoring and lease receivables	(2,164,152)	(1,180,632)
Loans and advances to customers	54,766,862	53,870,069

As at 30 September 2009, interest rates on loans granted to customers range between 1%-22% (31 December 2008: 2%-30%) per annum for the foreign currency loans and 7%-32% (31 December 2008: 14%-35%) per annum for the TL loans.

(Currency: Thousands of Turkish Lira (TL))

7 Loans and advances to customers (continued)

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The amount of the portfolio basis allowance is TL 336,889 thousands (31 December 2008: TL 196,351 thousands).

Movements in the allowance for possible losses on loans, factoring and lease receivables including the portfolio basis allowances, are as follows:

	30 September 2009	*31 December 2008*
Balance at the beginning of the period	1,180,632	785,855
Write-offs	(107,462)	(131,900)
Recoveries and reversals	(390,636)	(36,873)
Provision for the period	1,481,618	563,550
Balance at the end of the period	2,164,152	1,180,632

Movements in the portfolio basis allowance are as follows:

	30 September 2009	*31 December 2008*
Balance at the beginning of the period	196,351	153,805
Net change in provision for the period	140,538	42,546
Balance at the end of the period	336,889	196,351

8 Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	30 September 2009	*31 December 2008*
Financial lease receivables, net of unearned income (Note 7)	1,518,027	1,997,066
Add: non-performing lease receivables	235,894	101,577
Less: allowance for possible losses on lease receivable	(33,646)	(15,117)
	1,720,275	2,083,526
Accrued interest on lease receivables	17,297	20,471
Analysis of net financial lease receivables		
Due within 1 year	851,642	1,077,648
Due between 1 and 5 years	1,095,692	1,270,738
Due after 5 years	51,567	60,329
Financial lease receivables, gross	1,998,901	2,408,715
Unearned income	(278,626)	(325,189)
Financial lease receivables, net	1,720,275	2,083,526
Analysis of net financial lease receivables, net		
Due within 1 year	703,965	907,223
Due between 1 and 5 years	969,120	1,121,576
Due after 5 years	47,190	54,727
Financial lease receivables, net	1,720,275	2,083,526

(Currency: Thousands of Turkish Lira (TL))

9 Other assets

	30 September 2009	*31 December 2008*
Reserve deposits at central banks	2,476,863	1,773,311
Insurance premium receivables	1,296,965	935,860
Accrued exchange gain on derivatives	885,168	812,397
Prepaid expenses, insurance claims and similar items	214,904	286,832
Miscellaneous receivables	178,470	95,801
Advances for tangible assets	116,944	81,008
Tangible assets held for sale	86,712	81,346
Prepaid taxes and taxes and funds to be refunded	50,086	52,106
Others	88,842	84,589
	5,394,954	4,203,250

Reserve deposits at central banks

At 30 September 2009, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of TL and foreign currency liabilities taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for TL and foreign currency liabilities are 6% (since 16 October 2009: 5%) and 9% (31 December 2008: 6% and 9%), respectively. Interest rates applied for reserve requirements are 5.8% (31 December 2008: 12%) for TL deposits. The foreign currency reserves do not earn any interests.

The reserve deposits at the Central Bank of the Netherlands, as required by the Dutch Banking Law, are calculated as 2% on all customer deposits with an original maturity less than 2 years and 2% on bank deposits of non-EU banks with an original maturity less than 2 years. The banks operating in Romania are obliged to keep minimum reserve requirements in accounts held with Romanian Central Bank (NBR). The reserve requirements are to be held in RON for RON liabilities and in Euro or US$ for foreign currency liabilities. Presently, in line with stipulations of related legislation in force, the rates for reserve requirements are 15% for RON denominated liabilities with a remaining maturity less than 2 years and 30% for foreign currency denominated liabilities with an remaining maturity less than 2 years excluding Romanian banks' fundings (previously, 18% for RON and 35% for foreign currency). The interest rates paid by the NBR to banks for reserve requirements are subject of permanent update, presently there are 4.09% for RON reserves, 1.7% for Euro reserves and 1.29% for US$ reserves.

The reserve deposits at the Central Bank of Russia are not available for the daily business, as required by the Russian Banking Law, these reserve deposits are calculated on the basis of RUR and foreign currency liabilities taken at the rates determined by the Central Bank of Russia. In accordance with the current legislation, the reserve deposit rates for RUR and foreign currency liabilities banks-nonresident (RUR and foreign currency liabilities), individuals (RUR) and other liabilities are 2.5% starting from 1 August 2009 (2008: banks-nonresident (RUR and foreign currency liabilities) 5.5%, individuals (RUR) 4.5%, other liabilities (RUR and foreign currency liabilities) 5%).

Tangible assets held for sale

TL 86,712 thousands (31 December 2008: TL 74,366 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real

(Currency: Thousands of Turkish Lira (TL))

9 Other assets (continued)

estates held for sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 30 September 2009, real estates held for sale amounting TL 78,233 thousands (31 December 2008: TL 78,214 thousands) have been impaired by TL 3,565 thousands (31 December 2008: TL 4,739 thousands).

As of 30 September 2009, the rights of repurchase on various tangible assets held for sale amounted to TL 14,021 thousands (31 December 2008: TL 13,714 thousands).

10 Investment securities

	30 September 2009				*31 December 2008*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments available-for-sale:					
Government bonds at floating rates	7,434,594	7,937,410	11-17	2014	7,269,810
Government bonds indexed to consumer price index	4,145,037	5,458,174	9-12	2014	147,118
Government bonds in TL	4,234,828	4,271,903	8-17	2014	2,602,072
Discounted government bonds in TL	4,036,128	3,857,300	5-9	2011	4,683,672
Bonds issued by corporations *(a)*	2,020,591	2,009,886	1-9	2014	2,022,743
Eurobonds	850,403	970,430	6-12	2038	683,634
Bonds issued by financial institutions	637,696	645,175	1-20	2020	422,811
Bonds issued by foreign governments	486,120	497,491	4-12	2019	2,277
Government bonds in foreign currency	272,967	272,111	1-6	2010	409,824
Others		91,526			83,786
Total securities available-for-sale		26,011,406			18,327,747
Debt and other instruments held-to-maturity:					
Government bonds in TL	3,250,909	3,056,155	14-17	2012	3,065,219
Government bonds at floating rates *(b)*	2,578,603	2,667,324	12-13	2014	2,732,620
Eurobonds	1,380,408	1,396,718	7-12	2036	1,646,169
Others		38,097			39,760
		7,158,294			7,483,768
Accrued interest on held-to-maturity portfolio		104,091			300,614
Total securities held-to-maturity		7,262,385			7,784,382
Total investment securities		33,273,791			26,112,129

(a) Bonds issued by corporations include credit linked notes with a total face value of US$ 882,777,778 and EUR 1,000,000 (31 December 2008: US$ 895,500,000 and EUR 1,175,000) and a total carrying value of TL 1,305,900 thousands (31 December 2008: TL 1,389,392 thousands).

(b) The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

(Currency: Thousands of Turkish Lira (TL))

10 Investment securities (continued)

In 2008, the Bank reclassified certain investment securities, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and US$ 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and US$ 852,772,307 as of their reclassification date. The negative valuation differences amounting TL 99,085 thousands and US$ 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the statement of comprehensive income throughout their maturities. As of the date of the statement of financial position, the negative valuation differences under the shareholders' equity are TL 76,554 thousands and US$ 6,809,576.

Interest income from debt and other fixed or floating instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Impairment losses provided on investment securities as of 30 September 2009 amounted to TL 20,415 thousands (30 September 2008: TL 56 thousands).

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to TL 12,484,897 thousands (31 December 2008: TL 11,641,331 thousands).

The following table summarizes securities that were deposited as collaterals with respect to various banking, insurance and asset management transactions:

	30 September 2009		*31 December 2008*	
	Face Value	*Carrying value*	*Face Value*	*Carrying value*
Collateralized to foreign banks	10,087,719	10,333,006	7,108,446	7,242,244
Deposited at Istanbul Stock Exchange	3,246,639	3,594,575	5,745,673	5,907,317
Deposited at central banks for repurchase transactions	1,596,479	1,729,792	1,541,280	1,606,177
Deposited at CBT for interbank transactions	576,154	573,620	598,920	629,992
Deposited at CBT for foreign currency money market transactions	529,403	550,977	581,980	584,095
Deposited at Clearing Bank (Takasbank)	55,233	56,533	10,000	10,087
Others		52,856		138,831
		16,891,359		16,118,743

11 Investments in equity participations

	30 September 2009		*31 December 2008*	
	Carrying Value	*Ownership %*	*Carrying Value*	*Ownership %*
Eureko Sigorta AŞ	47,121	20.00	40,342	20.00
IMKB Takasbank AŞ	11,962	5.83	11,962	5.83
Garanti Filo Yönetim Hizmetleri AŞ	-	-	10,000	100.00
Others	8,820		8,133	
	67,903		70,437	

(Currency: Thousands of Turkish Lira (TL))

11 Investments in equity participations (continued)

At the Bank's board of directors meeting held on 3 June 2009, it was decided to participate in the capital increase of Kredi Garanti Fonu AŞ by TL 4,000 thousands and to subscribe for future capital increases up to TL 4,000 thousands in restructuring of the company to build a three-shareholders structure including the Turkish Union of Chambers and Commodity Exchanges (TOBB), the Small and Medium Size Enterprises Development Organization (KOSGEB) and the banks. As per this decision, the Bank has paid TL 2,000 thousands of its capital commitment of TL 4,000 thousands at 15 October 2009 for the capital increase of Kredi Garanti Fonu AŞ decided on 11 September 2009.

Others include "Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ" which was established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies. Its legal registration process was completed on 3 October 2007. The Bank owns 100% of the company shares. The share capital of the company amounting TL 750 is fully paid. This company is not consolidated in the accompanying consolidated financial statements as currently it does not have material operations compared to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank are sold to Eureko BV on 21 June 2007. After the sale, the remaining 20% is reclassified as investments in equity participations and accounted under the equity method of accounting. Subsequent to this sale, at 1 October 2007 the legal name of the company has been changed as Eureko Sigorta AŞ.

Garanti Filo Yönetimi Hizmetleri AŞ was established on 10 January 2007 as an operational leasing company, and fully owned and controlled by the leasing affiliate of the Bank. The company's main objective is to rent cars to corporates, institutional and small and medium size enterprises. The total paid-in share capital is TL 10,000 thousands as of the issue date of the financial statements. This company is consolidated in the accompanying financial statements as of 30 September 2009. As of 31 December 2008 it was recorded under investments in equity participations and valued at cost due to its low level of operations in 2008.

IMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in TL units current at 31 December 2005.

There is not any additional impairment losses for the investments in equity participations as of 30 September 2009 and 31 December 2008. The cumulative provisions for such impairment losses amounted to TL 3,489 thousands as of 30 September 2009 (31 December 2008: TL 3,582 thousands).

(Currency: Thousands of Turkish Lira (TL))

12 Tangible assets

Movement in tangible assets from 1 January to 30 September 2009 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*30 September*
Costs					
Land and buildings	1,086,460	51,200	-	(19,037)	1,118,623
Furniture, fixture, equipments and motor vehicles	1,037,027	184,306	246	(19,252)	1,202,327
Leasehold improvements	297,495	30,583	263	(4,613)	323,728
	2,420,982	266,089	509	(42,902)	2,644,678
Less: Accumulated depreciation					
Buildings	228,852	17,503	-	(5,595)	240,760
Furniture, fixture, equipments and motor vehicles	725,990	108,060	36	(8,604)	825,482
Leasehold improvements	122,493	35,456	(14)	(2,731)	155,204
	1,077,335	161,019	22	(16,930)	1,221,446
Construction in progress	1,919	27,790	10	(1,012)	28,707
	1,345,566				1,451,939
Impairment in value of tangible assets	(106,936)				(99,966)
	1,238,627				1,351,973

Movement in tangible assets from 1 January to 31 December 2008 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,096,919	55,561	14,766	(80,786)	1,086,460
Furniture, fixture, equipments and motor vehicles	1,086,273	219,709	5,357	(274,312)	1,037,027
Leasehold improvements	198,274	102,412	2,831	(6,022)	297,495
	2,381,466	377,682	22,954	(361,120)	2,420,982
Less: Accumulated depreciation					
Buildings	229,497	22,971	1,556	(25,172)	228,852
Furniture, fixture, equipments and motor vehicles	809,741	130,234	2,015	(216,000)	725,990
Leasehold improvements	87,894	38,117	595	(4,113)	122,493
	1,127,132	191,322	4,166	(245,285)	1,077,335
Construction in progress	17,794	10,084	1,402	(27,361)	1,919
	1,272,128				1,345,566
Impairment in value of tangible assets	(109,227)				(106,939)
	1,162,901				1,238,627

A portion of the additions amounting TL 89,422 thousands in the first nine-months of 2009 represented the tangible assets of a newly consolidated affiliate.

Depreciation expense for the nine-month period ended and the three-month period ended 30 September 2009 amounts to TL 146,283 thousands and TL 48,073 thousands (the nine-month period ended 30 September 2008: TL 132,207 thousands and the three-month period ended 30 September 2008: TL 46,142 thousands).

(Currency: Thousands of Turkish Lira (TL))

12 Tangible assets (continued)

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 30 September 2009, land and buildings at a total net book value before impairment of TL 400,279 thousands (31 December 2008: TL 394,800 thousands) have been impaired by TL 99,966 thousands (31 December 2008: TL 106,939 thousands).

13 Goodwill

As of 30 September 2009, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Eureko Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	30 September 2009	*31 December 2008*
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Eureko Sigorta AŞ	222	222
Garanti Emeklilik ve Hayat AŞ	34	34
	33,170	33,170
Impairment of goodwill	-	-
	33,170	33,170

Impairment losses when necessary are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

14 Deposits from banks

Deposits from banks comprise the following:

	30 September 2009	*31 December 2008*
Payable on demand	1,340,351	942,099
Term deposits	1,498,609	1,168,062
	2,838,960	2,110,161
Accrued interest on deposits from banks	7,168	9,118
	2,846,128	2,119,279

Deposits from banks include both TL accounts amounting TL 900,419 thousands (31 December 2008: TL 548,049 thousands) and foreign currency accounts amounting TL 1,938,541 thousands (31 December 2008: TL 1,562,112 thousands) in total. As at 30 September 2009, interest rates applicable to TL bank deposits and foreign currency bank deposits vary within ranges of 7%-16% and 1%-7% (31 December 2008: 13%-22% and 1%-8%), respectively.

(Currency: Thousands of Turkish Lira (TL))

15 Deposits from customers

Deposits from customers comprise the following:

	30 September 2009			*31 December 2008*
	Demand	*Time*	*Total*	*Total*
Foreign currency	7,606,155	22,324,777	29,930,932	27,023,909
Saving	1,623,159	17,465,346	19,088,505	18,225,454
Commercial	2,074,707	8,296,428	10,371,135	8,588,692
Public and other	1,660,082	125,951	1,786,033	1,626,000
	12,964,103	48,212,502	61,176,605	55,464,055
Accrued interest expense on deposits from customers	37,559	232,131	269,690	373,753
	13,001,662	48,444,633	61,446,295	55,837,808

As at 30 September 2009, interest rates applicable to TL deposits and foreign currency deposits vary within ranges of 7%-18% and 1%-11% (31 December 2008: 13%-24% and 1%-11%), respectively.

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates. Assets sold under repurchase agreements comprise the following:

	Carrying value	*Fair value of underlying assets*	*Carrying amount of corresponding liabilities*	*Range of repurchase dates*	*Repurchase price*
30 September 2009					
Investment securities	12,484,897	12,791,122	12,201,656	Oct'09-Feb'11	12,353,954
31 December 2008					
Investment securities	11,641,331	11,740,609	11,153,180	Jan'09-Feb'11	11,285,506

Accrued interest on obligations under repurchase agreements amounting to TL 37,762 thousands (31 December 2008: TL 61,473 thousands) is included in the carrying amount of corresponding liabilities.

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between the parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 30 September 2009, the maturities of the obligations varied from one day to seventeen months and interest rates varied between 2%-11% (31 December 2008: 3%-17%).

(Currency: Thousands of Turkish Lira (TL))

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	30 September 2009	*31 December 2008*
Short-term borrowings		
Domestic banks	1,004,290	948,325
Foreign banks	2,864,944	2,780,061
	3,869,234	3,728,386
Long-term debts		
Short-term portion	1,698,480	2,884,807
Medium and long-term portion	8,864,030	6,541,686
	10,562,510	9,426,493
Accrued interest on loans and advances from banks	204,447	288,704
	14,636,191	13,443,583

As at 30 September 2009, loans and advances from banks included various promissory notes amounting to TL 291,412 thousands in total with latest maturity by 2010 (31 December 2008: TL 953,176 thousands with latest maturity by 2009).

As at 30 September 2009, short-term borrowings included two one-year-syndicated-loan facilities to finance export contracts in two tranches of (i) US$ 215,000,000 and EUR 282,000,000 with the rates of Libor + 2.0% and Euribor + 2.0% per annum with the participation of 20 banks from 10 different countries (equivalent of TL 918,822 thousands) and (ii) US$ 109,974,375 and EUR 517,312,500, with the rates of Libor + 2.5% and Euribor + 2.5% per annum with the participation of 31 banks from 15 different countries, (equivalent of TL 1,268,834 thousands).

Long-term debts comprise the following:

	30 September 2009					*31 December 2008*
	Interest rate%	*Latest Maturity*	*Amount in original currency*	*Short term portion*	*Medium and long term portion*	*Medium and long term debts*
Deutsche Bank AG	11.3-12.9	2017	TL 701 mio	-	701,210	701,210
DPR Securitisation-IV	1.0-1.5	2013	US$ 478 mio	187,087	513,265	678,194
DPR Securitisation-V(*)	0.7-1.5	2013	US$ 422 mio	158,436	460,195	600,808
DPR Securitisation-VII	1.5	2016	US$ 382 mio	35,081	524,151	571,420
DPR Securitisation-VIII	1.0	2017	US$ 350 mio	-	512,394	531,609
DPR Securitisation-IX	1.9	2018	EUR 200 mio	17,130	411,130	423,160
DPR Securitisation-VI	1.2	2011	EUR 192 mio	236,600	173,548	407,259
DPR Securitisation-VI	1.4	2016	US$ 225 mio	15,307	313,823	318,583
DPR Securitisation-VI	1.0	2013	US$ 210 mio	-	307,139	341,450
DPR Securitisation-III	1.0	2013	US$ 206 mio	80,307	221,108	291,989
DPR Securitisation-VIII	0.7	2017	US$ 100 mio	-	146,398	151,888
DPR Securitisation-VIII	0.7	2017	US$ 100 mio	-	146,398	151,888
DPR Securitisation-VII	1.4	2014	US$ 87 mio	24,401	103,685	126,302
DPR Securitisation-VIII	1.4	2015	US$ 48 mio	12,202	57,945	72,784
Others				931,929	4,271,641	1,173,142
				1,698,480	8,864,030	6,541,686

(*) On 9 May 2009, the Bank completed a securitization (the "DPR Securitisation-X") transaction by issuance of certificates; a tranche of US$ 225 millions with a maturity of 4 years to refinance the debt of US$ 250 millions obtained in November 2005, as explained in subsequent paragraphs below, on an unwrapped basis with no cash effect on the consolidated financial statements.

(Currency: Thousands of Turkish Lira (TL))

17 Loans and advances from banks (continued)

On 22 August 2008, the Bank completed a securitization (the "DPR Securitization-IX") transaction by issuance of certificates; a tranche of EUR 200 millions with 10 years maturity from European Investment Bank.

On 28 June 2007, the Bank completed a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates; three tranches of US$ 550 millions with 10 years maturity wrapped by Ambac Assurance Corp., Financial Guaranty Insurance Corp. and XL Capital Assurance and a tranche of US$ 50 millions with 8 years maturity and no financial guarantee.

On 24 January 2007, the Bank borrowed TL 435 millions from Deutsche Bank AG, London with a maturity of 10 years at 12.93% annual fixed interest rate through a secured financing transaction. Accordingly, the Bank pledged US$ 300 millions of cash collateral to Deutsche Bank AG, London. Subsequently, the Bank has entered into two more secured financing transactions with the same counterparty under the same collateral conditions and borrowed in total TL 266 millions in two separate transactions on 28 June and 3 July 2007 with maturity of 10 years for each and pledged US$ 100 millions of cash collateral for each. The funding costs are 11.30% and 11.35%, respectively. The cash collaterals earn annually US$ libor floating interest rate.

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarantee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitization is a way of securitizing the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

(Currency: Thousands of Turkish Lira (TL))

18 Subordinated liabilities

Subordinated liabilities comprise of the following:

	30 September 2009			31 December 2008
	Latest Maturity	*Interest rates %*	*Carrying value*	*Carrying value*
Subordinated debt of US$ 500 millions	2017	6.95	731,364	758,502
Subordinated debt of EUR 50 millions	2021	Euribor + 3.5	107,065	-
Subordinated deposit of EUR 48 millions	2016	4.41-6.00	102,797	101,573
Subordinated bonds payable of EUR 30 millions	2016	Euribor + 1.57	64,239	63,474
			1,005,465	923,549
Accrued interest on subordinated liabilities			11,958	23,981
			1,017,423	947,530

On 23 February 2009, the Bank has obtained a 12-year subordinated loan of EUR 50 millions due March 2021 from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique SA) a company of the French Development Agency Group, with an interest of Euribor+3.5% and a repayment option for the Bank at the end of the seventh year.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$ 500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors.

On 29 September 2006, one of the Bank's affiliates issued its first floating rate note for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

As at 30 September 2009, subordinated deposits obtained by the consolidated banking affiliate in Holland amounted to EUR 48 millions (equivalent of TL 102,797 thousands) (31 December 2008: EUR 48 millions, equivalent of TL 101,573 thousands).

The Bank reclassified certain subordinated liabilities, previously classified in its deposits from customers amounting TL 103,892 thousands, loans and advances from banks amounting TL 780,140 thousands and bonds payable amounting TL 63,498 thousands to subordinated liabilities as of 31 December 2008.

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

Tax applications for foreign branches

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their statements of financial position, statements of comprehensive income and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next 12 years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax (2008: 22%). This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The rate of the municipality commerce tax is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of any detected mistake, the amount of the taxes to be paid is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

Tax applications for foreign affiliates

HOLLAND

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward for nine years to offset against future taxable income. Tax losses can be carried back to one prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

RUSSIA

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 20% (2008: 24%). The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	30 September 2009	%	*30 September 2008*	%
Taxes on income per statutory tax rate	553,279	20.00	379,139	20.00
Provision for general banking risks	53,000	1.92	-	-
Disallowable expenses	7,338	0.27	33,824	1.78
Income items exempt from tax or subject to different tax rates	(2,207)	(0.08)	(16,034)	(0.84)
Defined benefit obligation	-	-	(32,920)	(1.74)
Others	2,509	0.09	(4,357)	(0.23)
Taxation charge	613,919	22.20	359,652	18.97

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

The taxation charge is comprised of the following:

	For the nine-month period ended	
	30 September 2009	*30 September 2008*
Current taxes	658,648	387,158
Deferred taxes	(44,729)	(27,506)
Taxation charge	613,919	359,652

The movement of current tax liability is as follows:

	30 September 2009	*31 December 2008*
Balance at the beginning of the period	127,684	5,301
Current period taxation charge	658,648	442,315
Current taxes recognised under equity	215,805	135,665
Less: Prepaid corporate taxes	(592,736)	(455,597)
Current tax liability	409,401	127,684

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the statement of financial position.

Income tax assets/(liabilities) recognised directly in equity is as follows:

	30 September 2009	*31 December 2008*
Unrealised gains on available-for-sale assets	(345,549)	(50,461)
Hedging reserve	607	812
	(344,942)	(49,649)

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	30 September 2009	*31 December 2008*
Deferred tax asset		
Impairment losses on loans	75,456	68,266
Short-term employee benefits	34,367	31,684
Valuation difference on financial assets and liabilities	28,499	27,190
Defined benefit obligations	20,520	20,520
Impairment of equity participations and tangible assets	20,127	21,974
Reserve for employee severance indemnity	8,225	8,893
Discount on miscellaneous receivables	7,377	6,932
Accruals on credit card rewards	6,701	7,241
Pro-rata basis depreciation expenses	(12,845)	(16,710)
Prepaid expenses and promotions	(23,072)	(33,860)
Others, net	(17,758)	(22,385)
Total deferred tax asset	147,597	119,745
Deferred tax liability		
Total deferred tax liability	13,068	-

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

As of 30 September 2009, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

Movements in deferred tax assets and liabilities are detailed in the table below:

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
30 September 2009				
Impairment losses on loans	68,266	7,190	-	75,456
Short-term employee benefits	31,684	2,683	-	34,367
Valuation difference on financial assets and liabilities	27,190	31,049	(29,740)	28,499
Defined benefit obligations	20,520	-	-	20,520
Impairment of equity participations and tangible assets	21,974	(1,847)	-	20,127
Reserve for employee severance indemnity	8,893	(668)	-	8,225
Discount on miscellaneous receivables	6,932	445	-	7,377
Accruals on credit card rewards	7,241	(540)	-	6,701
Pro-rata basis depreciation expenses	(16,710)	3,865	-	(12,845)
Prepaid expenses and promotions	(33,860)	10,788	-	(23,072)
Others, net	(22,385)	(8,236)	(205)	(30,826)
Net deferred tax asset	119,745	44,729	(29,945)	134,529

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
31 December 2008				
Impairment losses on loans	47,675	20,591	-	68,266
Short-term employee benefits	20,088	11,596	-	31,684
Valuation difference on financial assets and liabilities	17,114	6,176	3,900	27,190
Impairment of equity participations and tangible assets	26,668	(4,694)	-	21,974
Defined benefit obligations	-	20,520	-	20,520
Reserve for employee severance indemnity	9,125	(232)	-	8,893
Accruals on credit card rewards	9,844	(2,603)	-	7,241
Discount on miscellaneous receivables	2,278	4,654	-	6,932
Pro-rata basis depreciation expenses	(10,992)	(5,718)	-	(16,710)
Prepaid expenses and promotions	(21,203)	(12,657)	-	(33,860)
Others, net	3,845	(28,095)	1,865	(22,385)
Net deferred tax asset	104,442	9,538	5,765	119,745

Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

20 Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	30 September 2009	*31 December 2008*
Blocked accounts against expenditures of card holders	2,217,327	1,815,228
Payables to insurance and reinsurance companies relating to insurance business	1,253,478	905,744
Accrued exchange losses on derivatives	390,005	605,962
Provision for general banking risks	295,000	30,000
Cheques at clearing house	204,356	48,879
Short-term employee benefits	168,512	154,992
Withholding taxes	154,086	268,635
Transfer orders	138,998	66,793
Insurance business related provisions	132,136	123,603
Unearned income	128,242	107,673
Recognized liability for defined benefit obligations	102,601	102,601
Provision for non-cash loans	92,978	39,959
Expense accruals	63,256	85,350
Miscellaneous payables	61,757	69,724
Reserve for employee severance indemnity	42,347	45,513
Blocked accounts	37,352	35,561
Payables to suppliers relating to financial lease activities	27,908	52,691
Others	57,654	96,861
	5,567,993	4,655,769

As of 30 September 2009, a general provision amounting to TL 295,000 thousands (31 December 2008: TL 30,000 thousands) is provided by the Bank in line with conservatism principle considering the circumstances which may arise from any changes in economy or market conditions under the name of provision for general banking risks.

Recognized liability for defined benefit obligations

(i) Defined benefit plan

As a result of the changes in legislation described below, the Bank will transfer a substantial portion of its pension liability under the Plan to SSF. This transfer, which will be a settlement of the Bank's obligation in respect of the pension and medical benefits transferable to SSF, will occur within three years from the enactment of the New Law in May 2008. The actual date of the transfer has not been specified yet. However, in the financial statements for the year ended 31 December 2007, the Bank has modified the accounting required by IAS 19 *Employee Benefits* as the Bank believes that it is more appropriate to measure the obligation, in respect of the benefits that will be transferred to SSF, at the expected transfer amount prior to the date on which the transfer and settlement will occur. The expected transfer amount is calculated based on the methodology and actuarial assumptions (discount

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

rate and mortality tables) prescribed in the New Law. As such, this calculation measures the liability to be transferred at the expected settlement amount i.e., the expected value of the payment to be made to SSF to assume that obligation.

The obligation with respect to excess benefits is accounted as a defined benefit plan under IAS 19.

a) Pension and medical benefits transferable to SSF

As per the provisional Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to SSF within a period of three years. In accordance with the Banking Law, the actuarial calculation of the liability (if any) on the transfer should be performed regarding the methodology and parameters determined by the commission established by Ministry of Labor and Social Security. Accordingly, the Bank calculated the pension benefits transferable to SSF in accordance with the Decree published by the Council of Ministers in the Official Gazette no. 26377 dated 15 December 2006 ("Decree") for the purpose of determining the principles and procedures to be applied during the transfer of funds. However the said Article was vetoed by the President and at 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind certain paragraphs of the provisional article no.23.

The Bank obtained an actuarial report regarding its obligations at 31 December 2006. This report, which was dated 12 February 2007, is from an actuary, who is registered with the Undersecretariat of the Treasury regarding this Fund in accordance with the Decree. Based on this Decree, the actuarial statement of financial position of the Fund has been prepared using a discount rate of 10.24% and the CSO 1980 mortality table. Based on the actuarial report, the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2006. In accordance with the existing legislation at 31 December 2006, the pension and medical benefits within the social security limits were subject to transfer and the banks were not required to provide any excess social rights and payments.

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article no.23 of the Turkish Banking Law, which requires the transfer of pension funds to SSF, until the decision regarding the cancellation thereof is published in the Official Gazette. The Constitutional Court stated in its reasoned ruling published in the Official Gazette numbered 26731, dated 15 December 2007 that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Grand National Assembly of Republic of Turkey ("Turkish Parliament") worked on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008, the New Law has been accepted by the Turkish Parliament and the New Law has been enacted at 8 May 2008 following its publishment in the Official Gazette no 26870. In accordance with the New Law, members of the funds established in accordance with the Social Security Law should be transferred to SSF within three years following its enactment date.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the accompanying consolidated financial statements, there is not any published ruling of the Constitutional Court regarding this application.

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the New Law. The actuarial statement of financial position of the Fund has been prepared using a discount rate of 9.80% and the CSO 1980 mortality table, and the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2008.

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

The Bank's obligation in respect of the pension and medical benefits transferable to SSF has been determined as the value of the payment that would need to be made to SSF to settle the obligation at the date of the statement of financial position in accordance with the related article of the New Law.

The pension disclosures set out below therefore reflect the methodology and actuarial assumptions specified in the New Law. This calculation measures the benefit obligation at the expected transfer amount i.e., the estimated amount the Bank will pay to SSF to assume this portion of the obligation.

The pension benefits are calculated annually, as per the calculation as of 31 December 2008 the present value of funded obligations amount to TL 176,416 thousands and the fair value of the planned assets amount to TL 621,594 thousands.

	31 December 2008
Present value of funded obligations	
- Pension benefits transferable to SSF (obligation measured at the expected transfer amount)	(296,328)
- Medical benefits transferable to SSF (obligation measured at the expected transfer amount)	135,400
- General administrative expenses	(15,488)
	(176,416)
Fair value of plan assets	621,594
Asset surplus in the plan (*)	445,178

(*) *Asset surplus in this plan will be used as plan assets of the excess benefit plan.*

Plan assets consist of the following:

	31 December 2008
Securities	480,552
Land and buildings	110,600
Cash and due from banks	30,442
	621,594

b) Excess benefits not transferable to SSF

The other social rights and payments representing benefits in excess of social security limits are not subject to transfer to SSF. Therefore these excess benefits are accounted as an ongoing defined benefit plan.

Asset surplus/(shortage) on present value of defined benefit obligation is as follows:

	31 December 2008
Present value of defined benefit obligations	
- Pension	(162,356)
- Health	(250,023)
Fair value of plan assets (*)	445,178
Asset surplus/(shortage) on present value of defined benefit obligation	32,799

(*) *Plan assets are composed of asset surplus in the plan explained in paragraph* a).

As per the actuarial calculation performed as of 31 December 2008 as detailed above, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of TL 32,799 thousands remains. However, the Bank's management, acting prudently, did not consider the health premium surplus amounting TL 135,400

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, kept recognizing a provision amounting TL 102,601 thousands as its liability in the accompanying consolidated financial statements as of 31 December 2008.

	31 December 2008
Asset surplus over present value of defined benefit obligation	32,799
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	(102,601)

The pension benefits are calculated annually by an independent actuary. In the accompanying interim financial statements, the pension liability calculated as of 31 December 2008 is preserved.

Expenses recognized regarding this benefit plan in the accompanying consolidated statements of comprehensive income for the nine-month periods ended 30 September 2009 and 2008 are as follows:

	30 September 2009	*30 September 2008*
Total contribution payment	83,833	86,715
Provision for unfunded liability	-	-
	83,833	86,715

Principal actuarial assumptions used are as follows:

	31 December 2008 %
Discount rates	17.41-10.51
Inflation rates	9.50-5.73
Future real salary increase rates	1.5
Medical cost trend rates	17.80-11.77
Future pension increase rates	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

The sensitivity analysis of defined benefit obligation of excess liabilities are as follows:

	31 December 2008 % change in defined benefit obligation		
	Pension Benefits	***Medical Benefits***	***Overall***
Assumption change	*%*	*%*	*%*
Discount rate +1%	(10.5)	(14.2)	(12.8)
Discount rate -1%	13.1	18.3	16.3
Medical inflation +10% of CPI		16.6	10.1
Medical inflation -10% of CPI		(7.9)	(4.8)

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

Short-term employee benefits

Movement in the provision for short-term employee benefits are as follows:

	30 September 2009	*31 December 2008*
Balance, beginning of the period	154,992	100,402
Payments during the period, net	(146,315)	(217,834)
Provision for the period, net	159,835	272,424
Balance, end of the period	168,512	154,992

Insurance business related provisions

Insurance business related provisions are detailed in the table below:

	30 September 2009	*31 December 2008*
Reserve for unearned premiums, net	51,958	43,571
Gross	*86,642*	*53,666*
Reinsurers' share	*(34,684)*	*(10,095)*
Provision for claims, net	10,061	7,428
Gross	*15,255*	*7,765*
Reinsurers' share	*(5,194)*	*(337)*
Life mathematical reserves	70,117	72,604
	132,136	123,603

Reserve for employee severance indemnity

Movement in the reserve for employee severance indemnity is as follows:

	30 September 2009	*31 December 2008*
Balance, beginning of the period	45,513	44,868
Reversals during the period	(3,488)	(8,816)
Provision for the period	322	9,461
Balance, end of the period	42,347	45,513

The computation of the liabilities is based upon the retirement pay ceiling announced by the government. The ceiling amounts applicable for each year of employment are TL 2,365.16 and TL 2,173.18 as of 30 September 2009 and 31 December 2008, respectively.

The principal actuarial assumptions are as follows:

	30 September 2009 %	*31 December 2008 %*
Discount rate	6.26	6.26
Interest rate	12.00	12.00
Expected rate of salary/limit increase (*)	5.40	5.40
Turnover rate to estimate the probability of retirement	6.55	6.55

(*) Determined based on the government's future targets for annual inflation.

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

Provision for non-cash loans

Movement in the provision for non-cash loans are as follows:

	30 September 2009	*31 December 2008*
Balance, beginning of the period	39,959	32,142
Provision for the period, net	53,019	7,817
Balance, end of the period	92,978	39,959

21 Shareholders' equity

Share capital and share premium

The authorized nominal share capital of the Bank amounted to TL 4,200,000 thousands as of 30 September 2009.

At the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held at 13 June 2008, the Bank decided to repurchase all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "retained earnings", and the value of remaining two founder share-certificates has been blocked in the bank accounts. Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

It has been resolved in the Bank's board of directors meeting held at 22 April 2008 that the paid share capital of the Bank is to be increased by TL 2,100,000 thousands from TL 2,100,000 thousands to TL 4,200,000 thousands. Accordingly, the pre-emptive rights on 210,000,000,000 shares with a total nominal value of TL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of TL 5,525 thousands have been sold for the amount of TL 17,405 thousands during the public offering on the ISE primary market. The capital increase is approved by the Istanbul Commercial Registry at 31 July 2008, and accordingly TL 2,100,000 thousands of the cash collected is transferred to "share capital" and the excess balance amounting TL 11,880 thousands over the nominal values of new shares issued to "share premium".

Minority interest

As at 30 September 2009, net minority interest amounts to TL 46,124 thousands (31 December 2008: TL 35,201 thousands). Minority interest is detailed as follows:

	30 September 2009	*31 December 2008*
Capital	14,250	14,012
Retained earnings and other reserves	20,922	9,389
Current period net income	10,952	11,800
	46,124	35,201

(Currency: Thousands of Turkish Lira (TL))

21 Shareholders' equity (continued)

Unrealised gains from changes in fair value of available-for-sale assets are detailed as follows:

	30 September 2009	*31 December 2008*
Balance at the beginning of the period	177,751	189,382
Net unrealised gains from changes in fair value	1,677,926	81,536
Related deferred and current income taxes	(323,592)	(31,896)
Net gains transferred to the statement of comprehensive income on disposal	(142,967)	(76,435)
Related deferred and current income taxes	28,504	15,164
Balance at the end of the period	1,417,622	177,751

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

The Bank, as the parent bank, had applied net investment hedge accounting for the exchange rate differences on the net investment risks on its foreign affiliates and its related financial liabilities in foreign currencies in the previous periods. The Bank prospectively discontinued this application as of 1 January 2009 within the framework of IFRIC 16 *Comment on Hedges of a Net Investment in a Foreign Operation*, effective for annual periods beginning on or after 1 October 2008.

Legal reserves

As per the decisions made at the annual general assemblies of the Bank and its affiliates, 5% of the prior year's net income is allocated to legal reserves. The reserves include legal reserves amounting to TL 383,645 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

At the extraordinary general assembly of the Bank held on 3 September 2009, it was decided to distribute a dividend of TL 275,000 thousands to shareholders and to allocate TL 6,500 thousands to second legal reserves from retained earnings.

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its

(Currency: Thousands of Turkish Lira (TL))

22 Fair value information (continued)

financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and

investment securities. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

Fair value of loans and advances to customers is TL 55,057,407 thousands (31 December 2008: TL 53,874,335 thousands), whereas the carrying amount is TL 54,766,862 thousands (31 December 2008: TL 53,870,069 thousands) in the accompanying consolidated statement of financial position as at 30 September 2009.

Fair value of investment securities is TL 33,910,791 thousands (31 December 2008: TL 26,117,422 thousands), whereas the carrying amount is TL 33,273,791 thousands (31 December 2008: TL 26,112,129 thousands) in the accompanying consolidated statement of financial position as at 30 September 2009.

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	30 September 2009	*31 December 2008*
Letters of guarantee	12,354,592	11,012,449
Letters of credit	2,880,468	3,320,801
Acceptance credits	156,001	123,807
Others	-	110,000
	15,391,061	14,567,057

As at 30 September 2009, commitment for uncalled capital of affiliated companies amounts to TL 14,396 thousands (31 December 2008: TL 812 thousands).

As at 30 September 2009, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers, and commitments for "credit linked notes" amount approximately to TL 18,788,609 thousands (31 December 2008: TL 17,520,902 thousands) in total.

As at 30 September 2009, commitments for the derivative transactions carried out on behalf of customers in the Turkish Derivatives Exchange amount to TL 517,769 thousands (31 December 2008: TL 340,676 thousands) in total.

As at 30 September 2009, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to TL 29,331,813 thousands (31 December 2008: TL 24,023,479 thousands), approximately 85% of which are due within a year.

(Currency: Thousands of Turkish Lira (TL))

23 Commitments and contingencies (continued)

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	30 September 2009		*31 December 2008*	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	547,694	688,660	615,838	893,999
Currency swap agreements for customer dealing activities	669,694	116,219	839,727	74,756
Options for customer dealing activities	2,113,546	395,396	214,852	216,481
Forward agreements for hedging purposes	652,599	636,835	685,667	205,272
Currency swap agreements for hedging purposes	6,177,382	4,953,925	6,574,919	7,498,424
Interest rate and credit default swap agreements	230,232	264,214	71,108	343,647
Interest rate, foreign currency and securities options	4,553,251	6,310,059	2,324,025	2,568,395
Forward rate agreements, foreign currency and interest rate futures	5,860	16,762	2,273	13,279
Forward agreements for gold trading	72,445	105,952	7,849	145,009
Spot foreign currency transactions	450,210	370,878	483,788	244,171
	15,472,913	13,858,900	11,820,046	12,203,433

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the date of the statement of financial position. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the statement of comprehensive income, except for contracts of cash flow hedges as stated above. At 30 September 2009, approximately 77% of the net foreign currency open position of the consolidated statement of financial position was hedged through the use of foreign currency contracts (31 December 2008: 112%).

(Currency: Thousands of Turkish Lira (TL))

23 Commitments and contingencies (continued)

30 September 2009	*Notional amount with remaining life of*					
	Up to 1 month	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Total*
Interest Rate Derivatives						
Interest rate swaps	84,713	53,435	13,061	101,885	241,352	494,446
Purchases	*3,477*	*4,369*	*11,086*	*6,573*	*204,727*	*230,232*
Sales	*81,236*	*49,066*	*1,975*	*95,312*	*36,625*	*264,214*
Interest rate futures	-	5,094	-	-	-	5,094
Purchases	-	-	-	-	-	-
Sales	-	*5,094*	-	-	-	*5,094*
Other Derivatives						
Securities, shares and index options	32,195	102,550	-	-	3,426,080	3,560,825
Purchases	*12,213*	*102,550*	-	-	*1,713,040*	*1,827,803*
Sales	*19,982*	-	-	-	*1,713,040*	*1,733,022*
Other forward contracts	168,765	5,240	4,392	-	-	178,397
Purchases	*62,813*	*5,240*	*4,392*	-	-	*72,445*
Sale	*105,952*	-	-	-	-	*105,952*
Currency Derivatives						
Spot exchange contracts	821,088	-	-	-	-	821,088
Purchases	*450,210*	-	-	-	-	*450,210*
Sales	*370,878*	-	-	-	-	*370,878*
Forward exchange contracts	1,606,394	568,946	130,926	81,841	137,681	2,525,788
Purchases	*746,477*	*318,897*	*36,775*	*43,841*	*54,303*	*1,200,293*
Sales	*859,917*	*250,049*	*94,151*	*38,000*	*83,378*	*1,325,495*
Currency/cross currency swaps	6,873,037	1,810,832	2,474,587	297,640	461,124	11,917,220
Purchases	*3,913,769*	*1,616,224*	*619,248*	*236,711*	*461,124*	*6,847,076*
Sales	*2,959,268*	*194,608*	*1,855,339*	*60,929*	-	*5,070,144*
Options	5,920,410	2,623,289	693,478	574,250	-	9,811,427
Purchases	*2,997,015*	*1,204,107*	*319,721*	*318,151*	-	*4,838,994*
Sales	*2,923,395*	*1,419,182*	*373,757*	*256,099*	-	*4,972,433*
Foreign currency futures	-	17,528	-	-	-	17,528
Purchases	-	*5,860*	-	-	-	*5,860*
Sale	-	*11,668*	-	-	-	*11,668*
Subtotal Purchases	8,185,974	3,257,247	991,222	605,276	2,433,194	15,472,913
Subtotal Sales	7,320,628	1,929,667	2,325,222	450,340	1,833,043	13,858,900
Total of Transactions	15,506,602	5,186,914	3,316,444	1,055,616	4,266,237	29,331,813

(Currency: Thousands of Turkish Lira (TL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
31 December 2008	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Total*
Interest Rate Derivatives						
Interest rate swaps	3,105	17,728	182,942	194,733	16,247	414,755
Purchases	*705*	*12,124*	*26,473*	*16,606*	*15,200*	*71,108*
Sales	*2,400*	*5,604*	*156,469*	*178,127*	*1,047*	*343,647*
Interest rate futures	-	4,709	1	-	-	4,710
Purchases	-	-	*1*	-	-	*1*
Sales	-	*4,709*	-	-	-	*4,709*
Other Derivatives						
Securities, shares and index options	-	-	68,200	30,969	1,692,640	1,791,809
Purchases	-	-	*68,200*	*10,642*	*846,320*	*925,162*
Sales	-	-	-	*20,327*	*846,320*	*866,647*
Other forward contracts	128,009	15,974	8,875	-	-	152,858
Purchases	*5,970*	*1,879*	-	-	-	*7,849*
Sale	*122,039*	*14,095*	*8,875*	-	-	*145,009*
Currency Derivatives						
Spot exchange contracts	727,959	-	-	-	-	727,959
Purchases	*483,788*	-	-	-	-	*483,788*
Sales	*244,171*	-	-	-	-	*244,171*
Forward exchange contracts	1,102,185	712,221	211,708	198,808	175,854	2,400,776
Purchases	*661,873*	*333,970*	*139,056*	*98,498*	*68,108*	*1,301,505*
Sales	*440,312*	*378,251*	*72,652*	*100,310*	*107,746*	*1,099,271*
Currency/cross currency swaps	7,022,439	3,030,341	1,925,012	2,148,225	861,809	14,987,826
Purchases	*2,570,681*	*1,438,698*	*880,855*	*1,754,017*	*770,395*	*7,414,646*
Sales	*4,451,758*	*1,591,643*	*1,044,157*	*394,208*	*91,414*	*7,573,180*
Options	1,344,168	764,560	748,252	649,095	25,869	3,531,944
Purchases	*515,908*	*404,703*	*414,572*	*266,926*	*11,606*	*1,613,715*
Sales	*828,260*	*359,857*	*333,680*	*382,169*	*14,263*	*1,918,229*
Foreign currency futures	-	10,842	-	-	-	10,842
Purchases	-	*2,272*	-	-	-	*2,272*
Sale	-	*8,570*	-	-	-	*8,570*
Subtotal Purchases	4,238,925	2,193,646	1,529,157	2,146,689	1,711,629	11,820,046
Subtotal Sales	6,088,940	2,362,729	1,615,833	1,075,141	1,060,790	12,203,433
Total of Transactions	10,327,865	4,556,375	3,144,990	3,221,830	2,772,419	24,023,479

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures

This section provides details of the Bank and its affiliates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affiliates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk includes currency risk, interest rate risk and option risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. They are effectively managed and assessed in a continuously growing manner. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

24 Financial risk management disclosures (continued)

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, which was established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;
- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;
- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management and internal audit systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the dates of the statements of financial position are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

24 Financial risk management disclosures (continued)

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the date of the statement of financial position from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the statement of financial position. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

24.3 Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet minimum 80% liquidity ratio of foreign currency assets/liabilities and minimum 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007. The Bank's liquidity ratios for the first nine months of 2009 and the year of 2008 are as follows:

	30 September 2009			
	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + TL*	*FC*	*FC + TL*
Average (%)	148.81	170.32	102.26	115.78
Maximum (%)	184.75	195.65	112.01	123.70
Minimum (%)	117.48	145.34	89.43	107.40
	31 December 2008			
	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + TL*	*FC*	*FC + TL*
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

The Bank's banking affiliate in Holland is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of banks operating in Holland.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liquidity of maximum 120%. The affiliate complies with the local legislation.

(Currency: Thousands of Turkish Lira (TL))

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	30 September 2009						*31 December 2008*					
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*	*Up to 1 month*	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*
MONETARY ASSETS												
Turkish Lira												
Cash and balances with central banks	5.270.056	-	-	-	-	5.270.056	2.519.678	-	-	-	-	2.519.678
Financial assets at fair value through profit or loss	51.807	5.323	66.749	102.112	-	225.991	22.173	2.230	40.665	87.929	2.267	155.264
Loans and advances to banks	753.859	62.336	215.380	1.710.000	-	2.741.575	739.727	40.897	71.053	936.707	-	1.788.384
Loans and advances to customers	10.716.462	3.388.180	3.341.133	8.013.025	2.494.458	27.953.258	9.207.023	3.509.951	2.938.457	7.940.741	2.308.772	25.904.944
Accrued exchange gain on derivatives	89.694	47.904	507.074	150.759	-	795.431	39.404	80.084	454.129	96.835	2.226	672.678
Other assets	205.483	1.282.731	459	918	3.321	1.492.912	192.176	920.753	16	5	6.530	1.119.480
Security investments	338.413	762.885	7.409.874	19.119.494	-	27.630.666	77.398	1.094.374	2.103.031	17.051.920	790.999	21.117.722
Deferred tax asset	-	-	-	146.335	-	146.335	-	-	-	102.031	-	102.031
Total Turkish Lira monetary assets	17.425.774	5.549.359	11.540.669	29.242.643	2.497.779	66.256.224	12.797.579	5.648.289	5.607.351	26.216.168	3.110.794	53.380.181
Foreign currency												
Cash and balances with central banks	1.129.358	-	-	-	-	1.129.358	1.452.855	-	-	-	-	1.452.855
Financial assets at fair value through profit or loss	16.134	24.680	136.346	1.172	5.637	183.969	85.930	3.052	125.437	187.228	7.226	408.873
Loans and advances to banks	2.066.143	1.157.115	641.503	237.236	2.400.390	6.502.387	3.736.536	262.072	1.127.298	313.532	776.419	6.215.857
Loans and advances to customers	2.350.554	2.503.763	5.460.669	7.651.617	8.605.632	26.572.235	1.272.896	2.782.704	6.070.877	8.346.844	9.304.124	27.777.445
Accrued exchange gain on derivatives	4.710	-9.249	75.072	19.119	85	89.737	19.323	64.654	33.284	19.286	3.172	139.719
Other assets	2.525.134	7.883	-	4.714	10.257	2.547.988	1.743.174	956	5.036	6.333	14.528	1.770.027
Security investments	110.769	50.791	919.899	1.557.475	3.004.191	5.643.125	56.669	36.985	412.004	1.874.347	2.614.402	4.994.407
Deferred tax asset	-	-	-	1.262	-	1.262	-	-	-	17.714	-	17.714
Total foreign currency monetary assets	8.202.802	3.734.983	7.233.489	9.472.595	14.026.192	42.670.061	8.367.383	3.150.423	7.773.936	10.765.284	12.719.871	42.776.897
Total Monetary Assets	25.628.576	9.284.342	18.774.158	38.715.238	16.523.971	108.926.285	21.164.962	8.798.712	13.381.287	36.981.452	15.830.665	96.157.078
MONETARY LIABILITIES												
Turkish Lira												
Deposits	28.402.533	3.066.304	489.876	55.510	-	32.014.223	26.490.260	2.273.438	255.104	99.786	-	29.118.588
Obligations under repurchase agreements	9.362.624	2.069.202	404.495	152.575	-	11.988.896	9.880.488	325	-	571.711	-	10.452.524
Loans and advances from banks	752.842	29.892	132.277	1.851.032	744.152	3.510.195	788.187	101.421	359.391	697.630	790.327	2.736.956
Subordinated liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	121.388	42.307	23.229	28.527	51.372	266.823	51.938	94.122	274.735	101.872	23.660	546.327
Other liabilities and accrued expenses	2.533.023	3.512	1.911.946	206.694	667.976	5.323.151	2.042.108	1.553	1.382.351	193.635	332.116	3.951.763
Total Turkish Lira monetary liabilities	41.172.410	5.211.217	2.961.823	2.294.338	1.463.500	53.103.288	39.252.981	2.470.859	2.271.581	1.664.634	1.146.103	46.806.158
Foreign currency												
Deposits	26.685.438	2.365.552	2.331.982	826.630	68.598	32.278.200	23.472.334	2.078.233	2.107.100	1.076.571	104.261	28.838.499
Obligations under repurchase agreements	59.562	1	153.197	-	-	212.760	285.792	192.877	221.987	-	0	700.656
Loans and advances from banks	370.548	1.201.800	3.123.110	3.695.209	2.735.329	11.125.996	273.750	433.303	4.712.709	3.246.269	2.040.596	10.706.627
Subordinated liabilities	-	53.365	31.653	9.175	923.230	1.017.423	798	571	51.900	99.839	794.422	947.530
Accrued exchange loss on derivatives	7.916	49.547	27.042	38.676	-	123.181	10.788	15.484	14.559	18.673	131	59.635
Other liabilities and accrued expenses	138.042	83.432	38.335	13.067	4.431	277.307	105.363	53.797	59.043	30	7.495	225.728
Total foreign currency monetary liabilities	27.261.506	3.753.697	5.705.319	4.582.757	3.731.588	45.034.867	24.148.825	2.774.265	7.167.298	4.441.382	2.946.905	41.478.675
Total Monetary Liabilities	68.433.916	8.964.914	8.667.142	6.877.095	5.195.088	98.138.155	63.401.806	5.245.124	9.438.879	6.106.016	4.093.008	88.284.833

24 Financial risk management disclosures (continued)

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and nine months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

(Currency: Thousands of Turkish Lira (TL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings:

	30 September 2009						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	4,940,311	-	-	-	-	1,459,103	6,399,414
Financial assets at fair value through profit or loss	29,939	30,049	202,500	99,923	5,378	42,171	409,960
Loans and advances to banks	2,900,434	3,373,244	2,025,419	18,788	-	926,077	9,243,962
Loans and advances to customers	15,528,764	12,538,900	11,850,721	10,165,109	3,527,223	914,776	54,525,493
Other assets	159	6,988	459	5,632	13,574	4,899,256	4,926,068
Security investments	2,764,086	1,972,895	12,786,678	10,861,100	2,125,817	2,763,215	33,273,791
Deferred tax asset	-	-	-	-	-	147,597	147,597
Total Monetary Assets	26,163,693	17,922,076	26,865,777	21,150,552	5,671,992	11,152,195	108,926,285
MONETARY LIABILITIES							
Deposits	42,734,774	5,505,749	3,480,298	744,043	5,697	11,821,862	64,292,423
Obligations under repurchase agreements	9,408,192	2,056,868	548,835	149,999	-	37,762	12,201,656
Loans and advances from banks	6,102,646	4,288,564	3,528,327	512,206	-	204,448	14,636,191
Subordinated liabilities	-	115,071	868,886	9,004	12,505	11,957	1,017,423
Other liabilities and accrued expenses	-	-	-	-	-	5,990,462	5,990,462
Total Monetary Liabilities	58,245,612	11,966,252	8,426,346	1,415,252	18,202	18,066,491	98,138,155

	31 December 2008						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	212,283	-	-	-	-	3,760,250	3,972,533
Financial assets at fair value through profit or loss	57,294	8,626	164,468	267,560	9,169	57,020	564,137
Loans and advances to banks	3,778,517	1,109,182	1,984,869	85,626	-	1,046,047	8,004,241
Loans and advances to customers	22,171,170	5,854,812	8,613,797	11,118,960	4,777,650	1,146,000	53,682,389
Other assets	1,713,148	301	5,052	6,338	21,056	1,956,009	3,701,904
Security investments	1,461,403	7,793,738	5,410,603	7,904,237	1,751,035	1,791,113	26,112,129
Deferred tax asset	-	-	-	-	-	119,745	119,745
Total Monetary Assets	29,393,815	14,766,659	16,178,789	19,382,721	6,558,910	9,876,184	96,157,078
MONETARY LIABILITIES							
Deposits	40,660,124	4,446,989	3,207,854	650,287	-	8,991,833	57,957,087
Obligations under repurchase agreements	10,135,486	189,213	217,010	549,999	-	61,472	11,153,180
Loans and advances from banks	7,704,272	3,079,578	1,856,570	511,382	3,076	288,705	13,443,583
Subordinated liabilities	13,283	838,354	61,398	7,106	3,408	23,981	947,530
Other liabilities and accrued expenses	-	-	-	-	-	4,783,453	4,783,453
Total Monetary Liabilities	58,513,165	8,554,134	5,342,832	1,718,774	6,484	14,149,444	88,284,833

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major components of the consolidated statement of financial position for the first nine months of 2009 and the year of 2008:

	30 September 2009			
	US$	***EUR***	***TL***	***Other Currencies***
	%	*%*	*%*	*%*
Assets				
Loans and advances to banks	0-8	0-7	8-14	3-6
Debt and other fixed or floating income instruments	6	5	14	-
Loans and advances to customers	0-18	4-17	7-32	1-23
Liabilities				
Deposits:				
- Foreign currency deposits	0-8	2-8	-	1-11
- Bank deposits	0-8	0-7	7-19	0-7
- Saving deposits	-	-	6-17	-
- Commercial deposits	-	-	6-16	-
- Public and other deposits	-	-	10	-
Obligations under repurchase agreements	4	-	8	-
Loans and advances from banks	2-6	1-6	8-13	3-12

	31 December 2008			
	US$	***EUR***	***TL***	***Other Currencies***
	%	*%*	*%*	*%*
Assets				
Loans and advances to banks	0-7	1-8	15-23	-
Debt and other fixed or floating income instruments	7	7	20	-
Loans and advances to customers	2-19	3-19	17-35	6-22
Liabilities				
Deposits:				
- Foreign currency deposits	1-7	2-8	-	2-11
- Bank deposits	2-7	2-7	15-18	1
- Saving deposits	-	-	16-22	-
- Commercial deposits	-	-	16-24	-
- Public and other deposits	-	-	22	-
Obligations under repurchase agreements	3-5	4-7	15	10
Loans and advances from banks	3-8	5-7	15-21	2

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The interest rate risk of the statement of financial position is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits are set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

The consolidated value at market risks as of 30 September 2009 and 31 December 2008 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	30 September 2009			*31 December 2008*		
	Average	*Highest*	*Lowest*	*Average*	*Highest*	*Lowest*
Interest rates risk	4,304,659	4,918,525	3,672,500	2,949,982	3,672,500	1,197,599
Common share risk	119,250	137,150	99,300	135,565	200,888	50,527
Currency risk	284,766	392,163	215,850	185,936	226,325	155,075
Option risk	392,569	587,950	122,325	214,980	353,475	122,325
Total value at risk	5,101,244	6,035,788	4,109,975	3,486,463	4,453,188	1,525,526

Exposure to interest rate risk – non-trading portfolios

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank revisited its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

24 Financial risk management disclosures (continued)

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healthy performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the historical VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developed from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is TL, the consolidated financial statements are affected by currency exchange rate fluctuations against TL.

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the statement of comprehensive income. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

	30 September 2009			
	US$	EUR	Other Currencies	Total
Assets				
Cash and balances with central banks	141,267	926,513	61,578	1,129,358
Financial assets at fair value through profit or loss	131,737	36,888	15,344	183,969
Loans and advances to banks	3,556,391	2,876,957	69,039	6,502,387
Loans and advances to customers	16,239,242	9,597,084	849,312	26,685,638
Other assets	1,454,970	1,293,457	16,504	2,764,931
Investment securities	4,594,528	724,981	323,616	5,643,125
Investments in equity participations	-	682	-	682
Tangible assets	271	83,064	16,815	100,150
Deferred tax asset	-	-	1,262	1,262
Total Assets	*26,118,406*	*15,539,626*	*1,353,470*	*43,011,502*
Liabilities				
Deposits	18,159,585	12,817,277	1,301,338	32,278,200
Obligations under repurchase agreements	153,199	-	59,561	212,760
Loans and advances from banks	6,582,347	4,429,685	113,964	11,125,996
Current and deferred tax liability	-	13,277	-	13,277
Subordinated liabilities	739,185	278,238	-	1,017,423
Other liabilities and accrued expenses	162,757	197,241	27,213	387,211
Total Liabilities	*25,797,073*	*17,735,718*	*1,502,076*	*45,034,867*
Net Statement of Financial Position	*321,333*	*(2,196,092)*	*(148,606)*	*(2,023,365)*
Net Off Balance Sheet Position	*(731,677)*	*2,121,838*	*166,923*	*1,557,084*
Net Long/(Short) Position	*(410,344)*	*(74,254)*	*18,317*	*(466,281)*

	31 December 2008			
	US$	EUR	Other Currencies	Total
Total Assets	*28,718,124*	*13,236,609*	*1,034,830*	*42,989,563*
Total Liabilities	*23,201,218*	*17,321,887*	*955,570*	*41,478,675*
Net Statement of Financial Position	*5,516,906*	*(4,085,278)*	*79,260*	*1,510,888*
Net Off Balance Sheet Position	*(5,762,984)*	*4,080,591*	*(10,020)*	*(1,692,413)*
Net Long/(Short) Position	*(246,078)*	*(4,687)*	*69,240*	*(181,525)*

24 Financial risk management disclosures (continued)

For the purposes of the evaluation of the table above, the figures represent the TL equivalent of the related hard currencies.

The short positions in the statement of financial position shown in the table above are hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their TL equivalents, is a net asset of TL 95,564 thousands at 30 September 2009 (31 December 2008: TL 90,379 thousands).

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of these assets on the statement of financial position. The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the statement of financial position. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

Exposure to credit risk

	Loans and advances to customers	
	30 September 2009	31 December 2008
Individually impaired	2,405,523	1,368,312
Allowance for impairment	(1,827,263)	(984,281)
Carrying amount	578,260	384,031
Collectively impaired	-	-
Allowance for impairment	(336,889)	(196,351)
Carrying amount	(336,889)	(196,351)
Past due but not impaired	627,495	607,054
Carrying amount	627,495	607,054
Neither past due nor impaired	53,687,251	53,019,768
Loans with renegotiated terms	210,745	55,567
Carrying amount	53,897,996	53,075,335
Total carrying amount	54,766,862	53,870,069

As of 30 September 2009 and 31 December 2008, the Bank has no allowance for loans and advances to banks.

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	30 September 2009	31 December 2008
Consumer loans	1,419,688	808,931
Textile	219,957	131,530
Construction	86,686	50,755
Food	79,636	40,260
Agriculture and stockbreeding	78,511	37,786
Chemistry and chemical products	74,596	70,525
Service sector	54,478	29,128
Metal and metal products	39,354	17,371
Durable consumption	29,869	18,078
Others	322,748	163,948
Total non-performing loans and lease receivables	2,405,523	1,368,312

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

	30 September 2009	*31 December 2008*
Turkey	2,365,136	1,343,227
Russia	15,071	5,176
Romania	11,489	5,905
Brasil	9,936	10,327
Others	3,891	3,677
Total non-performing loans and lease receivables	2,405,523	1,368,312

Past due but not impaired loans

These are loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by the Court. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 30 September 2009 and 31 December 2008.

Approximately 71% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 79%.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	30 September 2009	*31 December 2008*
Cash loans		
Secured loans:	38,274,367	37,858,171
Secured by cash collateral	959,098	1,217,556
Secured by mortgages	12,914,878	12,945,098
Secured by government institutions or government securities	2,111,434	2,015,479
Guarantees issued by financial institutions	237,901	169,122
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	22,051,056	21,510,916
Unsecured loans	15,340,962	14,678,214
Total performing loans and financial lease receivables	53,615,329	52,536,385
Non-cash loans		
Secured loans:	12,218,585	12,007,037
Secured by cash collateral	588,806	594,599
Secured by mortgages	1,569,222	1,453,631
Guarantees issued by financial institutions	62,026	4,921
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	9,998,531	9,953,886
Unsecured loans	3,172,476	2,560,020
Total non-cash loans	15,391,061	14,567,057

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	30 September 2009	*31 December 2008*
Mortgages	605,476	341,058
Promissory notes and sureties	535,650	295,228
Pledge assets	258,269	151,207
Cash collateral	2,491	372
Unsecured	1,003,637	580,447
	2,405,523	1,368,312

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the date of the statement of financial position if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

24 Financial risk management disclosures (continued)

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is defined as net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, non-recurring gains and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total value at credit, market and operational risks. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

- Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.

- Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gain/(loss) on assets classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

The Bank's and its affiliates' regulatory capital position on a consolidated basis at 30 September 2009 and 31 December 2008 was as follows:

	30 September 2009	*31 December 2008*
Tier 1 capital	11,230,257	9,506,293
Tier 2 capital	2,049,124	1,415,587
Deductions from capital	(105,873)	(461,243)
Total regulatory capital	13,173,508	10,460,637
Value at credit, market and operational risks	76,095,647	70,429,654
Capital ratios (%)		
Total regulatory capital expressed as a percentage of total value at credit, market and operational risks	17.31	14.85
Total tier 1 capital expressed as a percentage of total value at credit, market and operational risks	14.76	13.50

24.4 *Hedging*

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

In prior periods, the Bank entered into various interest rate swap transactions in order to hedge its certain cash flow exposures primarily on floating rate assets and liabilities, through converting its floating rate income/payments into fixed rate income/payments. The following table includes certain characteristics of such swap transaction outstanding as of 30 September 2009:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate(%)*	*Fixed payment frequency*	*Maturity*
US$ 89.4 millions	3.35	3 month Libor + 0.40	Quarterly	2012

In January 2009, the Bank has exercised eleven interest rate swap transactions held for cash flow risk management of the prior periods before their maturities. The Bank has recognized a total income amounting EUR 36,321,000 and US$ 16,000,000 (equivalent of TL 100,808 thousands in total) collected on the same transaction dates as per the related agreements under trading income in the accompanying consolidated financial statements.

In January 2008, the Bank exercised four interest rate swap transactions held for cash flow risk management of the prior periods before their maturities. The Bank recognized a total income amounting US$ 38,670,000 (equivalent of TL 45,002 thousands) collected on the same transaction dates as per the related agreements under trading income in the accompanying consolidated financial statements.

(Currency: Thousands of Turkish Lira (TL))

25 Affiliates, associates and special purpose entities

The table below sets out the consolidated affiliates, associates and special purpose entities of the Bank and its shareholding interests in these entities as at 30 September 2009:

Consolidated entities	*Shareholding Interest (%)*
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi ve Tic. AŞ	100.00
Garanti Filo Yönetimi Hizmetleri AŞ	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Eureko Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company *(a)*	-
T2 Capital Finance Company *(a)*	-

(a) Garanti Diversified Payment Rights Finance Company and T2 Capital Finance Company are the special purpose entities established for the Bank's securitization and subordinated debt transactions, respectively, that are explained in Note 17. The Bank or any of its affiliates does not have any shareholding interests in these companies.

Garanti Kültür AŞ (The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ at 8 February 2008) is excluded from the consolidation scope as of 31 December 2008 as the company does not have material operations and results.

Garanti Fund Management Co. Ltd. (100.00%) and Garanti Financial Services plc (100.00%) are under liquidation as of the reporting date.

26 Net fee and commission income

	Nine-month period ended 30 September 2009	*Three-month period ended 30 September 2009*	*Nine-month period ended 30 September 2008*	*Three-month period ended 30 September 2008*
Fee and commission income:				
Credit cards fees	799,107	247,382	770,535	273,685
Retail banking	313,283	116,889	257,984	88,186
SME banking	182,833	64,808	150,548	51,701
Commercial banking	141,135	44,944	107,513	31,798
Corporate banking	78,690	33,233	61,922	24,456
Others	188,117	61,996	168,818	52,785
Total fee and commission income	1,703,165	569,252	1,517,320	522,611
Fee and commission expense:				
Credit cards fees	211,683	67,547	236,527	85,679
Retail banking	9,562	4,696	13,058	2,696
SME banking	4,639	2,241	3,726	1,282
Commercial banking	1,519	727	695	327
Others	105,895	30,246	68,036	33,691
Total fee and commission expense	333,298	105,457	322,042	123,675
Net fee and commission income	1,369,867	463,795	1,195,278	398,936

(Currency: Thousands of Turkish Lira (TL))

27 Other operating expenses

	Nine-month period ended 30 September 2009	*Three-month period ended 30 September 2009*	*Nine-month period ended 30 September 2008*	*Three-month period ended 30 September 2008*
Advertising expenses	64,718	24,599	86,909	38,934
EDP expenses	63,078	22,181	57,591	18,420
Saving deposits insurance fund	51,538	15,844	43,357	15,100
Utility expenses	45,117	16,918	32,784	12,408
Repair and maintenance expenses	21,015	7,746	19,219	8,065
Claim loss from insurance business	17,807	7,351	16,328	3,798
Research and development expenses	15,468	5,732	14,385	7,815
Others	200,880	70,795	228,726	58,618
	479,621	171,166	499,299	163,158

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

Key sources of estimation uncertainty

Allowances for credit losses

Assets accounted for at amortized cost are evaluated for impairment on a basis described in accounting policy Note 7.

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

28 Use of estimates and judgements (continued)

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair

value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(i) Financial instruments.*
- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(i) Financial instruments.*
- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(h) Financial instruments.*

Securitizations

In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated statement of financial position.
- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated statement of financial position.
- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated statement of financial position.

Details of the Bank's securitization activities are given in Note 17.

29 Subsequent event

The Bank has acquired one ordinary share that EFG Finansal Kiralama AŞ had in Garanti Bank Moscow, one of the Bank's subsidiaries, representing a 0.0578% ownership in the registered share capital of this bank at a nominal value of Rouble 255,000 on 15 October 2009 for a purchase price of USD 65,000.

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